As submitted confidentially to the Securities and Exchange Commission on February 12, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

1STDIBS.COM, INC.

(Exact name of Registrant as specified in its charter)

Delaware	5961	94-3389618
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

51 Astor Place, 3rd Floor

New York, New York 10003

(212) 627-3927

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David S. Rosenblatt

Chief Executive Officer

1stdibs.com, Inc.

51 Astor Place, 3rd Floor

New York, New York 10003

(212) 627-3927

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ronald A. Fleming, Jr. Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, New York 10019 (212) 858-1000	Davina K. Kaile Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover St Palo Alto, California 94304 (650) 233-4500	Tu Nguyen Chief Financial Officer 1stdibs.com, Inc. 51 Astor Place, 3rd Floor New York, New York 10003 (212) 627-3927	Stephen M. Davis Edwin M. O’Connor Erica D. Kassman Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum aggregate offering price are not included in this table.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                , 2021

PROSPECTUS

                     Shares

Common Stock

This is 1stdibs.com, Inc.’s initial public offering. We are selling                shares of our common stock.

We expect the public offering price to be between $                and $                per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the                under the symbol ‘‘DIBS.’’

Investing in our common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional                 shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                , 2021.

BofA Securities	Barclays	Allen & Company LLC	Evercore ISI

William Blair

The date of this prospectus is                , 2021.

In this prospectus, “1stDibs,” “1stdibs.com, Inc.,” the “Company,” “we,” “us,” and “our” refer to 1stdibs.com, Inc. and its consolidated subsidiaries.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide any information other than that, or to make any representations other than those, contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are offering to sell, or seeking offers to buy, shares of our common stock in any jurisdiction where these offers and sales are not permitted. The information in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus, or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have and are likely to have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information set forth in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Mission

To enrich lives with extraordinary design.

Company Overview

We are the world’s leading online marketplace for luxury design products, connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. Our thoroughly vetted seller base, in-depth editorial content, and custom-built technology platform create trust in our brand and facilitate high-consideration purchases of luxury design products online. By disrupting the way these items are bought and sold, we are both expanding access to, and growing the market for, luxury design products.

1stDibs began in 2000 with the vision of bringing the magic of the Paris flea market online by creating a listings site for top vintage and antique furniture sellers. Soon thereafter, we moved our headquarters to New York City and focused primarily on adding U.S.-based sellers to our site. The quality of our initial seller base enabled us to build a reputation in the design industry as a trusted source for unique luxury design products. Over our 20-year operating history, we have strengthened our brand and deepened our seller relationships. Today, we operate an e-commerce marketplace with approximately 4,200 seller accounts located across 55 countries, 3.5 million users, and a seller stock value in excess of $                , as of December 31, 2020.

We maintain a close relationship with our sellers, the vast majority of which are small businesses. We provide them access to a global community of buyers and a platform to facilitate e-commerce at scale. Our sellers use our platform to manage their inventory, build their digital marketing presence, and communicate and negotiate orders directly with buyers. In each month in 2020, we facilitated an average of over 36,000 conversations between sellers and buyers on our platform. We are an important partner for our sellers, with 34% reporting 1stDibs as their primary sales channel in 2020.

The uniqueness, diversity, and high quality of the products on our online marketplace, together with an active marketing effort, have produced a large, global, and growing base of design-loving buyers. Our user-friendly interface, dedicated specialist support, and 1stDibs Promise, which is our comprehensive buyer protection program, enable a trusted purchase experience. In 2020, we had more than 58,000 Active Buyers with an average aggregate purchase per year of over $5,500, an average order value (“AOV”) above $2,500, and an average of 2.2 orders per Active Buyer. We define Active Buyers as buyers who have made at least one purchase through our online marketplace during the 12 months ended on the last day of the period presented, net of cancellations. Our AOV is approximately 24 times greater than the e-commerce industry average, according to IRP Commerce, supported by buyer confidence in our online marketplace and our trusted brand. Highly experienced interior designers, whom we refer to as trade buyers, are frequent, repeat purchasers on our online marketplace and accounted for 27% of our on-platform Gross Merchandise Value (“GMV”) in 2020. We define GMV as the total dollar value from items sold by our sellers through 1stDibs in a given month, minus cancellations within that month, and excluding shipping and sales taxes. We define “on-platform” GMV as GMV based only on sales placed or reported through the 1stDibs marketplace.

As our online marketplace has scaled, we have created powerful network effects, with better supply attracting more buyers and more buyers encouraging high-quality sellers to join and remain on our platform. Once in motion, the flywheel effect of this network enhances both seller and buyer quality, which we believe drives a competitive advantage. We operate an asset-light business model which allows us to scale in a capital efficient manner. While we facilitate shipping and fulfillment logistics, we do not take physical possession of the items sold on our online marketplace.

We are driving consumer demand for luxury design products online by providing global access to a traditionally fragmented, local, and offline market. In 2020, 77% of 1stDibs sellers sold an item to a buyer outside of the seller’s home country. As sellers and buyers of luxury design products gain experience transacting online, we believe our combination of technology, service, and brand positions us to enable and grow this market by providing sellers and buyers the tools and access they need.

Our proprietary technology platform enables a purchase funnel that is more robust and interactive than the conventional e-commerce experience. The discovery and transaction process in our industry is more complex than in most e-commerce categories. Specifically, transacting in unique luxury design products requires the ability for sellers and buyers to exchange messages, negotiate prices, arrange customized shipping support, and pay swiftly and securely through various payment methods. Our platform turns this complex order flow into an easy-to-use process and converts the valuable data we collect from buyers’ browsing and purchase activity into actionable insights for both sellers and buyers. We empower buyers to engage directly with sellers on our platform throughout all stages of a transaction. Our technology and data represent the cumulative experience of 20 years of business activity, and we believe are extremely difficult to replicate.

We have experienced substantial growth since our founding in 2000. We grew our GMV from $13.8 million in 2013 to $342.6 million in 2020, a compounded annual growth rate of 58%. We grew our net revenue from $70.6 million in 2019 to $                million in 2020, a growth rate of                %. In 2019, we generated a net loss of $29.9 million and Adjusted EBITDA of $(25.0) million, compared to a net loss of $                million and Adjusted EBITDA of $                in 2020. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Market Opportunity

We connect sellers and buyers in what has historically been a fragmented and highly localized global market for unique luxury design products. This market has generally operated offline, functioning mostly through independent galleries, boutiques, and auction houses, thereby restricting a seller’s potential buyer audience and limiting a buyer’s range of purchasable luxury design products. These offline operations create barriers to both new supply and new demand, limiting the market’s overall growth potential.

Global Luxury Market

Our core market, including high-quality design furniture and homewares, fine art, and watches and jewelry, was estimated to be approximately $129 billion in 2020, according to Bain & Company. Our platform is built on a scalable infrastructure that allows us to enter adjacent luxury markets and expand our addressable market with minimal additional investment. The personal luxury goods market, as defined by Bain & Company, excluding watches and jewelry, was estimated to total approximately $210 billion in 2020 and includes adjacent categories, such as footwear, leather goods, apparel, and beauty. Combining our core market of high-quality design furniture and homewares, fine art, and watches and jewelry with the personal luxury goods market (excluding watches and jewelry), results in an estimated total addressable market size of $339 billion as of 2020.

Expanding the Luxury Goods Market

We believe that as a digital disruptor we have the potential to further expand the overall size of our market. We believe we are growing the market by: (1) increasing the number of digital global luxury design sellers by enabling them to transact on a global online marketplace that materially expands their potential customer base; and (2) growing the luxury design buyer base by introducing our online audience to unique products previously only accessible via in-person galleries, boutiques, and auction houses.

Global Increase in High Net Worth Individuals

As our user base broadens, we are also benefiting from an increase in global high net worth individuals (“HNWIs”), or individuals with greater than $1 million in investable assets. HNWIs are a key and highly coveted customer demographic within the high-end luxury design market. As of December 31, 2020, we estimate that HNWIs comprised approximately 13% of our U.S. user base.

Increasing Online Penetration

The online portion of the personal luxury goods market has increased from 12% of total sales in 2019 to an estimated 23% of total sales in 2020. Bain & Company estimates that online personal luxury goods purchases will continue to grow, reaching up to 30% of total sales by 2025. While the COVID-19 pandemic has accelerated the shift to online sales in the personal luxury goods market, we believe the driving forces behind this shift were already well underway before the COVID-19 pandemic and are expected to remain.

The 1stDibs Marketplace

Trust

Trust is at the core of the online marketplace that we have built over the past 20 years. Trust in our online marketplace is critical to facilitating online transactions of highly considered purchases with high price points. In 2020, over 20% of our on-platform GMV was generated from orders with an item value above $15,000 and the number of items sold for $100,000 or more increased by 48%. Our thorough seller vetting process and ratings system inspire buyer confidence in our sellers and in the authenticity and quality of the luxury design products sold on 1stDibs. Extensive fraud protection and secure payment solutions further establish the trust sellers and buyers have in our online marketplace. Our 1stDibs Promise gives our buyers peace of mind with every purchase by providing the following features and commitments:

•	A community of thoroughly vetted sellers from around the world to ensure authentic and high-quality products;

•	Confidence at checkout with multiple secure payment options and a comprehensive fraud protection and prevention program;

•	Customer service support from dedicated specialists to answer questions, assist with orders, and stand ready to resolve any transaction or technical issues throughout the buying process;

•	Worry-free cancellations within 24 hours;

•	The ability to work with both parties in the unlikely event a buyer receives an item that is different than described or has been damaged in transit and to resolve the issue;

•	A price-match guarantee to ensure that if a buyer finds a 1stDibs seller that has the same item for a lower price elsewhere, 1stDibs will match it; and

•	Facilitation of a seamless, transparent, and insured global end-to-end logistics and delivery experience focused on security and a high level of care.

Value Proposition to Sellers

•

Demand Generation: As of December 31, 2020, we provided sellers access to a global base of over 3.5 million users in over 100 countries, who would otherwise largely be inaccessible in an offline market. In our 2020 annual seller survey, 52% of sellers told us that “1stDibs delivers customers I could not get on my own.”

•

Operational Efficiency: Our sellers can efficiently scale their businesses without the friction associated with in-person sales and multiple third-party platforms. The ability to offer a convenient, seamless transaction experience, including on-platform communications and a wide range of payment solutions, further drives buyer conversion. Making sellers’ inventory available online to a global audience allows them to reach new buyers and drive increased sales without increasing their physical footprint.

•

Creation of Seller Identity: Sellers can establish an online presence and identity on our online marketplace. They have autonomy to publish item descriptions and pictures, curate their storefront and biographies, and communicate and negotiate directly with buyers. Expanding a seller’s ability to share its story across various forms of media, including text, photographs, and videos, significantly increases buyer engagement and conversion.

•

Data Analytics: Our platform provides us with rich data throughout the entire user journey. This data allows sellers to offer more relevant products and optimize their pricing strategies, which enables them to efficiently scale their businesses. We provide sellers with a comprehensive suite of seller tools, education, and analytics with no additional charge, including reporting, tracking, and inside perspectives on pricing based on the historical sales of similar items.

Value Proposition to Buyers

•

Curated Assortment: We are a highly sought after destination for unique, high-quality luxury design products. Thoroughly vetting all sellers on our online marketplace supports our buyers’ desire for quality and curation, thereby reducing their search time and purchase risk.

•

Control: Unlike conventional offline alternatives, we offer our buyers convenient 24/7 access to over one million luxury design products. We remove complexity and introduce transparency to the purchasing process. We allow buyers to transact securely from their homes, bypassing the complicated and time-intensive process and often opaque pricing associated with traditional offline channels.

•

Quality of Experience: Our messaging service allows buyers to communicate directly with sellers, receive quick responses, and negotiate prices. Multiple possible payment methods offer our buyers a convenient checkout experience compared to traditional offline retail channels. Our Price-Match

Guarantee further increases purchasing confidence, as buyers are assured they will always transact at the lowest price. Our customer experience associates help ensure the satisfaction of sellers and buyers by addressing and assisting in the resolution of questions relating to orders, deliveries, returns, and disputes.

•

Personalization: We collect rich data around our buyers’ browsing patterns and purchase behaviors. We use this data to personalize our marketing efforts and listing suggestions. As a result, we are able to curate our buyers’ feeds to target their specific tastes and preferences. This personalization improves user engagement.

Our Competitive Strengths

Largest Selection of Unique Luxury Design Products

We offer the largest online selection of luxury design products from leading sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. We believe our growing collection of over one million luxury design products is unmatched and makes us the premier destination for design lovers and enthusiasts. We aggregate supply from a large number of globally distributed sellers, offering buyers a destination to access a variety of luxury design products across multiple verticals online. As of December 31, 2020, we had approximately 4,200 seller accounts across 55 countries, with 39% of our listings located outside the United States.

20-year Brand History Built on Trust and Authenticity

We have built a brand that is native to the Internet and synonymous with luxury design. Our brand is extensible across verticals and geographies, based upon our long-standing relationships with leading sellers of luxury design products and the trust we have established with buyers, creating a significant barrier to entry. This trust is built through a seamless buying and selling experience, backed by years of excellence and an industry-leading vetting process. Our vetting specialists work with sellers to complete a comprehensive evaluation to ensure the authenticity of the sellers and quality of service.

Highly Engaged Buyer Community

Our online marketplace appeals to a broad range of design lovers across multiple income groups, geographies, and age groups. Our buyers appreciate the value of high-quality luxury products and want a convenient and secure way to complete these highly considered product purchases. Our editorial content, combined with our expert curation and merchandising, helps buyers navigate through over one million luxury design products. Personalized recommendations further tailor this discovery process.

Seamless Purchasing Experience

We deliver a seamless luxury experience in a digital environment. We pioneered a two-sided communication functionality that allows sellers and buyers to negotiate directly through our platform’s message center. Our buyers also have access to a dedicated sales and customer experience teams to ensure a smooth, convenient, and personalized buying experience. Additionally, we have assembled a global network of logistics providers to allow our sellers to seamlessly ship products virtually anywhere in the world and provide a positive order fulfillment experience for buyers.

Powerful Network Effects

We created powerful network effects by leveraging our proprietary data and technology, with better supply attracting more buyers and more buyers encouraging high-quality sellers to join and remain on our online marketplace. Once in motion, the flywheel of this network enhances both seller and buyer quality and drives a competitive advantage. This value cycle serves as a barrier to entry against potential competition.

Fully Scalable Marketplace Model

We are the only online marketplace operating a scaled, asset-light business that offers a curated selection of luxury design products across our specific verticals. We do not own or manage inventory or directly manage fulfillment and shipping, further supporting favorable working capital dynamics as we grow. Our scalable technology platform, coupled with our valuable implementation experience, enables us to efficiently drive expansion into new geographies and verticals while supporting the creation and development of new applications.

Powerful Data and Analytics

We use proprietary data and algorithms to drive operational insights that continuously enhance our seller and buyer experiences. We leverage this data, including user behaviors, sales trends, and seller behaviors, to improve the effectiveness of our buyer targeting and conversion efforts, and increase supply growth from existing and prospective sellers. This data advantage allows us to develop business processes to optimize our operations, including marketplace supply, merchandising, authentication, pricing, marketing, and servicing. We collect and share data from across the platform to improve seller tactics and help them make informed decisions about sourcing, pricing, and selling products on our online marketplace.

Innovative and Proprietary Technology

Our highly sophisticated, purpose-built technology stack facilitates complex, multi-step online transactions and is extremely difficult to replicate. Technology powers all aspects of our business, including our complex single-SKU and multi-SKU inventory management system. We intend to continue to leverage automation and tools to improve efficiency and deliver a positive customer experience.

Diverse, Experienced, and Proven Team

We have built a talented, experienced management team led by our CEO, David Rosenblatt, who joined 1stDibs nine years ago with a vision to transform the online luxury experience. Members of our management team have helped create and grow leading luxury, design, and technology businesses globally such as Amazon.com, Inc. (“Amazon”), DoubleClick, Inc. (“DoubleClick”), eBay Inc. (“eBay”), Farfetch Limited (“Farfetch”), PayPal Holdings, Inc. (“PayPal”), and Twitter, Inc. (“Twitter”), and have retained a strong entrepreneurial spirit and a wide array of knowledge. Diversity is both a priority and strength of our company. Our employee base reflects diversity in backgrounds and experiences and each employee contributes different perspectives, ideas, strengths, and abilities to our business. Our management team’s clear sense of mission, long-term focus, commitment to our core values, and focus on transforming the luxury design industry through technology are central to our success.

Our Growth Strategies

Expand Our Buyer Base

We are focused on continuing to grow our buyer base and believe we are still in the early stages of introducing a unique and growing supply of luxury design products to a much broader audience. Of our 3.5 million users as of December 31, 2020, we estimate that approximately 70% are U.S.-based and 30% are international, which represents less than 1% penetration of the population of both markets. We believe we can continue to expand our buyer audience across a wide swath of buyer demographics including income, geography, and age, as well as level of design experience and design preference.

Increase the Lifetime Value of Our Buyers

We plan to focus on deepening our existing buyer relationships and driving increased retention and purchase frequency to increase the lifetime value (“LTV”) of our buyer base. We will continue to refine our buyer analytics, increase personalization and product recommendations, and improve our mobile experience. These initiatives will provide additional opportunities to cross-sell across verticals, driving increased engagement, and expanding wallet share within our existing buyer base.

Grow Our Marketplace Supply

We intend to further increase the supply on our online marketplace while maintaining our thorough seller vetting process, by offering a captivating value proposition and enhanced item listing tools, adding new inventory from existing sellers, and growing the range of sellers from whom we source. 81% of sellers surveyed by us indicated that they intend to increase their number of listings on our online marketplace. In addition, 34% of sellers reported 1stDibs as their primary sales channel in 2020 as compared to 24% in 2019.

New Product Verticals

We have demonstrated our ability to successfully grow and diversify beyond our original offering of vintage furniture, as exemplified by our proven track record of expanding both across verticals, such as art, jewelry, and fashion, and within verticals, such as the expansion from vintage and antique furniture to include new and custom furniture. Our platform infrastructure is designed to scale with growth and diversification in mind.

Expand Marketing Efforts and Drive Brand Awareness

We believe that the growth of our online marketplace is a testament to our compelling value proposition for 1stDibs sellers and buyers. Our sellers and buyers are our best marketers, sharing their positive experiences directly with others. We deploy the majority of our marketing budget on performance-based, data-driven marketing campaigns to attract users and cost-effectively convert them to buyers and to retain buyers. We intend to broaden our marketing efforts to include additional marketing channels, including television, radio, podcasts, and online display advertising, where we believe a large opportunity currently exists to not only drive increased visibility but also deepen our connection with both existing sellers and buyers.

Expand Internationally

As of December 31, 2020, 39% of the supply on our online marketplace comes from outside the United States, while only 19% of buyers are located internationally. We believe that this presents a large international expansion opportunity, particularly within France, Germany, Switzerland, Italy, and China, where we have existing demand. Our website traffic also indicates strong international presence and opportunities for conversion, with approximately 33% of current traffic coming from outside the United States.

Risk Factor Summary

Our business is subject to numerous risks, as more fully described in “Risk Factors” and elsewhere in this prospectus. You should read these risks before you invest in our common stock. We have various categories of risks, including risks related to our business and industry; risks related to privacy, cybersecurity, and infrastructure; risks related to regulatory matters and litigation; risks related to intellectual property; risks related to our operations as a public company; risks related to tax and accounting matters; and risks related to this offering and our common stock, which are discussed more fully in “Risk Factors.” As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in the section titled “Risk Factors.” In particular, risks associated with our business include, among others, the following, any of which could have an adverse effect on our business, financial condition, results of operations, or prospects:

•	Our history of operating losses and ability to achieve or maintain profitability in the future, which could negatively impact our financial condition and our stock price;

•	Fluctuations in our quarterly and annual net revenue and results of operations, which could cause our stock price to fluctuate and the value of your investment to decline;

•	Our historical growth, which may not be indicative of our future growth and our expected decline in revenue growth rate compared to prior years;

•	The impact of the COVID-19 pandemic, which has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways;

•

Our ability to generate a sufficient volume of listings of luxury design products on our online marketplace or to accurately vet the authenticity of these products, which could impact our business, brand, and reputation;

•	Our ability to maintain the authenticity of the items listed and sold through our online marketplace, which could cause our business, brand, and reputation to suffer;

•	Risks associated with claims that items listed on our online marketplace are counterfeit, infringing, hazardous, or illegal, or otherwise subject to regulation or cultural patrimony considerations;

•	Risks associated with liability for fraudulent or unlawful activities of sellers who list items on our online marketplace, which could cause our business and reputation to suffer;

•	Our ability to attract and maintain an active community of sellers and buyers, which could impact our growth;

•	Our reliance, in part, on sellers to provide a positive experience to buyers;

•	Our ability to compete effectively;

•	Real or perceived inaccuracies in our metrics and market estimates used to evaluate our performance, which may harm our reputation and negatively affect our business;

•	Our ability to successfully expand our business model to encompass additional categories of luxury design products in a timely and cost-effective manner;

•	Our ability to maintain and promote our brand and reputation, which could impact our business, market position, and future growth;

•	Risks related to acquisitions, which may divert management’s attention and/or prove to be unsuccessful;

•	Risks related to further expansion into markets outside of the United States;

•	Our ability to successfully protect our intellectual property;

•

Risks associated with the disclosure of sensitive information about our sellers and buyers or other third parties with whom we transact business, or cyber-attacks against us or our third-party providers, which could result in curtailed use of our online marketplace, exposure to liability, and reputational damage;

•	Risks related to regulatory matters and litigation;

•	Risks related to our operations as a public company; and

•	Risks related to this offering, including that an active trading market for our common stock may not develop or be sustained and that the price of our common stock may be volatile.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, we have in this prospectus taken, and intend to continue to take, advantage of certain reduced reporting obligations, including disclosing only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations. We may take advantage of these exemptions until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering or the date we cease to be an “emerging growth company,” which will be the earliest of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer;” and (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

For certain risks related to our status as an emerging growth company, see “Risk Factors—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.1stdibs.com), press releases, public conference calls, and public webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in Delaware on March 10, 2000. Our principal executive offices are located at 51 Astor Place, 3rd Floor, New York, New York 10003 and our telephone number is (212) 627-3927. Our corporate website address is www.1stdibs.com. Information contained on or accessible through our website is not part of this prospectus, and is not incorporated by reference herein, and should not be relied on in determining whether to make an investment decision. The inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained registered trademarks for 1stdibs, 1stDibs, 1stdibs Trade 1st, Firstdibs, StyleCompass, and The Most Beautiful Things On Earth, which marks are our property. This prospectus also contains references to trademarks belonging to other entities, which marks remain the property of such other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply relationships with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, technology development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements, commitments, or plans for any specific acquisitions. See “Use of Proceeds.”

Risk factors	You should read “Risk Factors” and the other information included in this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed trading symbol on	“DIBS”

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 91,859,831 shares of common stock outstanding as of December 31, 2020, and excludes:

•

9,511,480 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under our 2011 Stock Option and Grant Plan, as amended (the “2011 Plan”), at a weighted-average exercise price of $1.37 per share;

•	132,666 shares of common stock issuable pursuant to the exercise of warrants outstanding as of December 31, 2020, at a weighted-average exercise price of $1.29 per share;

•	135,460 shares of common stock issuable in the second quarter of 2021 in connection with our acquisition of Design Manager in May 2019 to the former stockholders thereof;

•

612,066 shares of common stock available for future issuance under the 2011 Plan as of December 31, 2020, and 7,000,000 additional shares of common stock available for future issuance under the 2011 Plan, subject to stockholder approval;

•

        shares of common stock reserved for future issuance under our 2021 Stock Incentive Plan (the “2021 Plan”), which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any reserved shares not issued or subject to outstanding awards under the 2011 Plan after the effective date of the 2021 Plan that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•

        shares of common stock reserved for future issuance under the 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 57,731,450 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of operations data presented below for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our audited consolidated financial statements and related notes and are qualified in their entirety thereby. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Consolidated Statement of Operations Data

	Years Ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Net revenue	$70,567	$
Cost of revenue(1)	23,718

Gross profit	46,849

Operating expenses:
Sales and marketing(1)	44,170
Technology development(1)	15,162
General and administrative(1)	15,200
Provision for transaction losses	3,499

Total operating expenses	78,031

Loss from operations	(31,182)

Other income (expense), net:
Interest income	718
Interest expense	(536)
Other income, net	738

Total other income (expense), net	920

Net loss before income taxes	(30,262)
Income tax benefit	409

Net loss	(29,853)

Accretion of redeemable convertible preferred stock to redemption value	(13,744)

Net loss attributable to common stockholders	$(43,597)	$

Net loss per share attributable to common stockholders—basic and diluted(2)	$(1.65)	$

Weighted-average common shares outstanding—basic and diluted(2)	26,425,026

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)		$

Weighted-average common shares outstanding used to compute pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)

(1)	Stock-based compensation expense included in the consolidated statement of operations data above was as follows:

	Years Ended December 31,
	2019	2020
	(In thousands)
Cost of revenue	$35	$
Sales and marketing	337
Technology development	307
General and administrative	402

Total	$1,081	$

(2)

See Note 2 and Note 19 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, pro forma net loss per share attributable to common stockholders, basic and diluted, and the weighted-average shares used to compute these amounts.

Consolidated Balance Sheet Data

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted (2)(3)
	(in thousands)
Cash and cash equivalents	$55,470	$	$
Total assets	88,738
Working capital(4)	43,372
Redeemable convertible preferred stock	283,430
Additional paid-in capital	—
Accumulated deficit	(219,244)
Total stockholders’ deficit	(219,222)

(1)

The pro forma column gives effect to (a) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 57,731,450 shares of our common stock immediately prior to the closing of this offering and (b) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

(2)

The pro forma as adjusted column gives effect to the pro forma adjustments described in footnote (1) above and gives further effect to the sale of         shares of common stock by us in this offering at an assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ deficit on a pro forma as adjusted basis by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus would increase (decrease) each of our cash and cash equivalents, working capital, total assets, and total stockholders’ deficit on a pro forma as adjusted basis by approximately $             , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Key Operating and Financial Metrics

	Year Ended December 31,
	2019	2020
	(dollars in millions)
GMV	$279		$343
Number of Orders	102,606		127,911
Active Buyers	45,955		58,159
Adjusted EBITDA (unaudited)	$(25)	$

Non-GAAP Financial Measures

We have included Adjusted EBITDA, which is a non-GAAP financial measure, in this prospectus because it is a key measure used by our management team to help us to assess our operating performance and the operating leverage in our business. We also use this measure to analyze our financial results, establish budgets and operational goals for managing our business, and make strategic decisions. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that we exclude from Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key financial metrics used by our management in their financial and operational decision-making. We also believe that the presentation of this non-GAAP financial measure in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors, and to analyze our cash performance.

The non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. The non-GAAP financial measures presented in this prospectus should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP. Further, these non-GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations. Accordingly, these non-GAAP financial measures should be considered as supplemental in nature, and are not intended, and should not be construed, as a substitute for the related financial information calculated in accordance with GAAP. These limitations of Adjusted EBITDA include the following:

•

The exclusion of certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and Adjusted EBITDA does not reflect cash requirements for these replacements or new capital expenditure requirements;

•	The exclusion of other income, net, which includes realized and unrealized gains and losses on foreign currency exchange; and

•

The exclusion of stock-based compensation expense, which has been a significant recurring expense and will continue to constitute a significant recurring expense for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results. The information in the table below sets forth the non-GAAP financial measures along with the most directly comparable GAAP financial measures.

We define Adjusted EBITDA as our net loss, excluding: (1) depreciation and amortization; (2) stock-based compensation expense; (3) other income (expense), net; and (4) income tax benefit.

	Year Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(29,853)	$
Adjusted EBITDA (unaudited)	(24,951)

Non-GAAP Reconciliation

The following table provides a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(29,853)	$
Depreciation and amortization	5,150
Stock-based compensation expense	1,081
Other income (expense), net	(920)
Income tax benefit	(409)

Adjusted EBITDA (unaudited)	$(24,951)	$

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations, and prospects.

Risks Related to Our Business and Industry

We have a history of operating losses and we may not achieve or maintain profitability in the future, which in turn could negatively impact our financial condition and our stock price.

We incurred net losses of $29.9 million and $            million in 2019 and 2020, respectively, and we had an accumulated deficit of $            million as of December 31, 2020. We expect to incur significant losses in the future. We will need to generate and sustain increased revenue levels or reduce operating costs materially in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. We expect that our operating expenses will increase substantially for the foreseeable future as we hire additional employees, invest in expanding our seller and buyer base and deepening our existing seller and buyer relationships, expand across and within product verticals, increase our marketing efforts and brand awareness, and invest in expanding our international operations. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These expenditures will make it more difficult for us to achieve and maintain profitability. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we were to reduce our expenses, it could negatively impact our growth and growth strategy. As a result, we can provide no assurance as to whether or when we will achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly, and you could lose some or all of your investment.

Our annual and quarterly results of operations have fluctuated from period to period and may do so in the future, which could cause our stock price to fluctuate and the value of your investment to decline.

Our quarterly and annual net revenue and results of operations have historically fluctuated from period to period, and our future results of operations may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our results of operations as an indication of our future performance. Factors that may cause fluctuations in our quarterly results of operations include, but are not limited to, the following:

•	fluctuations in revenue generated from sales of luxury design products through our online marketplace;

•	our success in attracting sellers and buyers to, and retaining sellers and buyers on, our online marketplace, and our ability to do so in a cost-efficient manner;

•	our ability to attract users to our website and convert users to Active Buyers on our online marketplace;

•	the amount and timing of our operating expenses;

•	our ability to continue to source and make luxury design products available on our online marketplace;

•	the timing and success of new services, features, and offerings we introduce through our e-commerce platform;

•	our ability to compete successfully;

•	our ability to increase brand awareness of our company and our online marketplace;

•	our ability to manage our existing business and future growth;

•	our ability to effectively scale our operations while maintaining high-quality service and seller and buyer satisfaction;

•	the amount, timing, and results of our investments to maintain and improve our technology infrastructure and platform, and our ability to do so in a cost-effective manner;

•	our ability to increase and manage the growth of our international operations, including our international seller and buyer base, and our ability to manage the risks associated therewith;

•	changes in our key metrics or the methods used to calculate our key metrics;

•	seasonality, including seasonal buying patterns, which may vary from quarter to quarter or year to year;

•	changes in laws, regulations, or accounting principles that impact our business;

•	disruptions or defects in our e-commerce platform, such as service interruptions or privacy or data security breaches;

•	changes in the terms of our seller agreements;

•	our ability to hire and retain talented employees and professional contractors at all levels of our business;

•	the impact of the ongoing COVID-19 pandemic or other events which may cause significant economic or social disruption; and

•	economic and market conditions, particularly those affecting the luxury design products industry.

Further, we make certain assumptions when planning our expenses based on our expected revenue based in part on historical results. Because our operating expenses are relatively fixed in the short term, any failure to achieve our revenue expectations would have a direct, adverse effect on our results of operations. If actual results differ from our estimates, the trading price of our common stock may decline. In addition, in the past, we have generally recognized higher net revenue in the fourth quarter. In anticipation of increased activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and staffing in our support operations. If we experience lower than expected net revenue during any fourth quarter, it may have a disproportionate impact on our results of operations and financial condition for that year. Any factors that harm our fourth quarter results of operations, including disruptions in our sellers’ willingness to list items or unfavorable economic conditions could have a disproportionate effect on our results of operations for our entire fiscal year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, and may cause a shortfall in net revenue related to expenses in a given period, which could substantially harm our business, results of operations, and financial condition.

If we are unable to accomplish any of these tasks, our net revenue and revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial condition, and results of operations will be harmed, and we may not be able to achieve or maintain profitability. Further, these and other factors may cause our net revenue and results of operations to fall below the expectations of market analysts and investors in future periods, which could cause the market price of our common stock to decline substantially. Any decline in the market price of our common stock would cause the value of your investment to decline.

Our historical growth may not be indicative of our future growth and we expect our revenue growth rate to decline compared to prior years.

We have experienced net revenue growth in recent periods, with net revenue of $70.6 million and $                million in 2019 and 2020, respectively. You should not rely on our net revenue for any previous quarterly or annual period as any indication of our net revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior years for a number of reasons, which may include more challenging comparisons to prior periods as our revenue grows, slowing demand for our online marketplace, increasing competition, a decrease in the growth of our overall market or market saturation, and our failure to capitalize on growth opportunities. In addition, our growth rates are likely to experience increased volatility, and may decline, as the COVID-19 pandemic evolves.

The COVID-19 pandemic has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways.

The uncertainty around the COVID-19 pandemic in the United States and worldwide will likely continue to adversely impact the national and global economy. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus.

As a result of the COVID-19 pandemic, we have transitioned to an almost fully remote work environment and we may continue to operate on a significantly remote and geographically (including internationally) dispersed basis for the foreseeable future. This remote and dispersed work environment could have a negative impact on the execution of our business plans and operations. For example, if a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. Further, as the COVID-19 pandemic continues, we may experience disruptions if our employees, our sellers and buyers, or our third-party service providers’ employees become ill and are unable to perform their duties, and our operations, Internet, or mobile networks, or the operations of one or more of our third-party service providers, is impacted. The increase in remote working may also result in consumer privacy, IT security, and fraud vulnerabilities, which, if exploited, could result in significant recovery costs and harm to our reputation. Transitioning to a fully or predominantly remote work environment and providing and maintaining the operational and infrastructure necessary to support a remote work environment also present significant challenges to maintaining our corporate culture, including employee engagement and productivity, both during the immediate pandemic crisis and beyond.

In addition, we may experience a decline in the supply of luxury design products available through our online marketplace if our sellers face difficulty sourcing products in the event of any extended lockdowns or similar restrictions or measures implemented in response to the COVID-19 pandemic. Further, any prolonged economic downturn due to the COVID-19 pandemic (or otherwise) may negatively impact demand for luxury design products, including as a result of any significant or extended reduction in disposable incomes across our buyer base.

We have also seen shifts in the acceptance of online transactions, including in the luxury design products sector, as this pandemic has evolved. Although we believe our business has been positively impacted to some extent by several trends related to the COVID-19 pandemic, including the increased willingness of sellers and buyers to engage in online transactions for luxury purchases, we cannot predict whether these trends will continue if and when the pandemic begins to subside, restrictions ease, and the risk and barriers associated with in-person transactions dissipate.

The COVID-19 pandemic has also led to a broader economic slowdown that may heighten other risks presented in this prospectus. Public health concerns, such as COVID-19, could also result in social, economic and labor instability in the localities in which we or our vendors, sellers, and buyers reside. Any of these uncertainties and actions we take to mitigate the effects of the COVID-19 pandemic and uncertainties related to the COVID-19 pandemic could harm our business, financial condition, and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 Pandemic” for additional information about the impact of COVID-19 on our business.

If we fail to generate a sufficient volume of listings of luxury design products on our online marketplace, our ability to grow our business and market share would suffer.

Our success depends on our ability to cost-effectively attract, retain, and grow relationships with sellers, and in turn, the volume of luxury design products listed and sold through our online marketplace. We cannot be certain that these efforts will attract more sellers, induce sellers to list and sell more luxury design products on our online marketplace or yield a sufficient return on investment. Moreover, sellers may choose not to continue to list with us or list items as frequently. Revenue generated from new sellers may not be as high as the revenue generated historically from our existing sellers or as high as we expect. We are highly selective in the sellers we allow onto our online marketplace and sellers must undergo a thorough vetting process with our vetting specialists before they are allowed to join our online marketplace. As a result, we may have difficulty identifying sellers who meet our standards for providing luxury design products and our customer service requirements. If we fail to attract new sellers or drive continued or increased listings, our ability to grow our business and our results of operations would suffer. See “Risk Factors—Risks Related to Our Business and Industry—We rely, in part, on sellers to provide a positive experience to buyers.”

Further, our vetting specialists curate luxury design products through a variety of methods, including meeting with potential sellers and working with leading estates and foundations. The process of identifying and hiring vetting specialists with the combination of skills and attributes required in these roles can be difficult and can require significant time. If we are not successful in attracting and retaining qualified vetting specialists, the quantity and quality of the luxury design products sold through our online marketplace may be negatively impacted, which would harm our business and results of operations.

If we are unable to maintain the authenticity of the items listed and sold through our online marketplace, our business, brand, and reputation could suffer.

We have built a trusted online marketplace with a reputation for authentic luxury design products as a result of our extensive vetting process. Our success depends on our ability to accurately and cost-effectively determine whether an item offered for listing, such as a piece of jewelry or work of art, is an authentic product. Our sellers undergo a comprehensive evaluation by our vetting specialists to ensure the integrity of their listings. Our vetting specialists come from many of the leading auction and retail houses, brands and industry recognized art and design businesses. We also seek to reassure buyers that the items they are purchasing meet the highest marketplace standards. Our vetting process is led by experts with degrees in fine art, gemology, restoration, and art, with certificates in appraisal services, jewelry expertise, and connoisseurship, among others. We also seek to proactively resolve issues through communication and follow-up. Factors that could undermine our ability to maintain the authenticity of our online marketplace include:

•	complaints or negative publicity about us or our online marketplace or platform, even if factually incorrect or based on isolated incidents;

•	changes to our policies to which our seller and buyer network react negatively or that are not clearly articulated;

•	our failure to enforce our policies fairly and transparently; and

•	our failure to respond to feedback from our seller and buyer network.

From time to time, counterfeit goods have been and may be listed on our online marketplace. While we have invested heavily in our authentication and seller vetting processes as described above, we cannot be certain that we will accurately authenticate every item that is listed with us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. We refund the cost of a product to a buyer if we determine that the item is not authentic. The sale of any counterfeit goods may damage our reputation as a trusted online marketplace for authenticated, luxury design products, which may impact our ability to attract and maintain repeat sellers and buyers. Additionally, we may be subject to allegations that an antique, vintage, or other luxury design product we listed and sold through our online marketplace is not authentic despite our confirmed authentication of such item. Such controversy could negatively impact our reputation and brand and harm our business and results of operations. If we are unable to maintain the quality and authenticity of the items listed on our online marketplace, our ability to retain and attract sellers and buyers could be impaired and our reputation, brand, and business could suffer.

We may be subject to claims that items listed on our online marketplace are counterfeit, infringing, hazardous, or illegal, or otherwise subject to regulation or cultural patrimony considerations.

Although we do not create or take possession of the items listed on our online marketplace, we have from time to time received, and may in the future receive, communications alleging that items listed on our online marketplace infringe third-party copyrights, trademarks, patents, or other intellectual property rights, or that items we list from our sellers contain materials such as fur, python, ivory, and other exotic animal product components, that are subject to regulation or cultural patrimony considerations, or that may be deemed hazardous or illegal. We have complaint and take-down procedures in place to address these communications and listings, and we believe such procedures are important to promote confidence in our online marketplace. We follow these procedures to review complaints and relevant facts to determine whether to take the appropriate action, which may include removal of the item from our online marketplace and, in certain cases, removing the sellers who repeatedly violate our policies.

Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by sellers on our online marketplace, especially outside the United States where we may be less protected under local laws than we are in the United States. Under current U.S. copyright law and the Communications Decency Act, we may benefit from statutory safe harbor provisions that protect us from liability for content posted by our sellers and buyers. However, trademark and patent laws do not include similar statutory provisions and liability for these forms of intellectual property is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may be held secondarily liable for the intellectual property infringement of sellers.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by sellers on our online marketplace, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our platform less user-friendly. Moreover, public perception that counterfeit or other unauthorized items are common on our online marketplace, even if factually incorrect, could result in negative publicity and damage to our reputation.

If we are deemed to be liable for fraudulent or unlawful activities of sellers who list stolen items on our online marketplace, our business and reputation could suffer.

Despite our vetting process, we may fail to prevent the listing of stolen goods on our online marketplace. Government regulators and law enforcement officials may allege that our services violate, or aid and abet violations of certain laws, including laws restricting or prohibiting the transferability and, by extension, the resale, of stolen goods. Our form of seller agreement includes a representation that the seller has the necessary right and title to the luxury design products they may list, and we include such a rule and requirement in our terms of service prohibiting the listing of stolen or otherwise illegal products. In addition, we have implemented other protective measures to detect such products. If these measures prove inadequate, we may be required to spend substantial resources to take additional protective measures which could negatively impact our operations. Any costs incurred as a result of potential liability relating to the alleged or actual sale of stolen goods could harm our business. In addition, negative publicity relating to the actual or perceived listing or sale of stolen goods using our services could damage our reputation, and make our sellers and buyers reluctant to use our services. We could face liability for such unlawful activities. Despite measures taken by us to detect stolen goods, to cooperate fully with law enforcement, and to respond to inquiries regarding potentially stolen goods, any resulting claims or liabilities could harm our business.

Our growth depends on our ability to attract and maintain an active community of sellers and buyers.

In order to increase revenue and to achieve and maintain profitability, we must expand our seller and buyer network. We must also encourage sellers to list items and encourage buyers to purchase items through our online marketplace. If existing sellers are dissatisfied with their experience on our platform, they may stop listing items on our online marketplace and may stop referring others to us. Similarly, if existing buyers have a negative experience or if the interest in buying luxury design products declines, they may make fewer purchases and they may stop referring others to us. Under these circumstances, we may have difficulty attracting new sellers and buyers without incurring additional marketing expense.

To expand our buyer base, we must appeal to and attract buyers of luxury design products and convert users to Active Buyers on our online marketplace. New buyers may not purchase through our online marketplace as frequently or spend as much with us as existing buyers. As a result, the revenue generated from new buyer transactions may not be as high as the revenue generated from transactions with our existing buyers. Failure to attract new buyers and to maintain relationships with existing buyers, or to convert users to Active Buyers on our online marketplace, would harm our results of operations and our ability to attract and retain sellers.

Even if we are able to attract new sellers and buyers to replace those we lose, they may not maintain the same level of activity and generate the same level of revenue. If we are unable to retain existing, or attract new, sellers and buyers, our growth prospects would be harmed and our business could be harmed.

Our growth will also depend on the continued and increased acceptance of e-commerce and online shopping by buyers of luxury design products. Although we have seen increased acceptance of online transactions in the luxury design products sector, including as a result of the COVID-19 pandemic, we cannot predict whether this trend will continue, particularly if and when the COVID-19 pandemic begins to subside, restrictions ease, and the risks and barriers associated with in-person transactions dissipate. Further, if sellers and buyers elect to transact business through in-person interactions instead of through our online marketplace, our revenue could be negatively impacted and our business could be harmed.

We rely, in part, on sellers to provide a positive experience to buyers.

We have on occasion received reports from the buyers that they have not received the items that they purchased, that the items received were not as represented by the seller or that we or a seller has not been responsive to their questions. Negative publicity and sentiment generated as a result of complaints could reduce our ability to attract or retain buyers or damage our reputation. A perception that our levels of responsiveness and seller and buyer support are inadequate could have similar results. In some situations, we may choose to reimburse buyers for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements. Further, any disruption in the operations of a substantial number of sellers, such as interruptions in delivery services, disruption due to public health crises such as the COVID-19 pandemic, natural disasters, inclement weather or political unrest, could also result in negative experiences for a substantial number of buyers. If buyers do not have a positive experience transacting business on our online marketplace for any reason, or if we or our sellers fail to provide a high level of customer support and responsiveness, it could harm our reputation and our business.

Sellers rely on shipping services to deliver orders received through our online marketplace and if the items sold through our online marketplace are not delivered on time, in proper condition, or at all, our business and reputation could suffer.

Sellers work with a number of third-party services such as FedEx, UPS, and the United States Postal Service to deliver their items to buyers. Anything that prevents timely delivery of goods to buyers could harm sellers and could negatively affect our reputation. Delays or interruptions may be caused by events that are beyond the control of the delivery services, such as inclement weather, natural disasters, transportation disruptions, delays in customs inspections, terrorism, public health crises such as the COVID-19 pandemic, or labor unrest. The delivery services could also be affected by industry consolidation, insolvency, or government shut-downs. Although we have agreements with certain delivery services that enable us to provide pre-paid shipping labels as a convenience to sellers, our agreements do not require these providers to offer delivery services to sellers. Further, our competitors could obtain preferential rates or shipping services, causing sellers to pay higher shipping costs or find alternative delivery services. If the items sold through our online marketplace are not delivered in proper condition, on a timely basis or at shipping rates that buyers are willing to pay, our reputation and our business could be adversely affected.

We operate in an evolving industry and our past results may not be indicative of future operating performance.

Our online marketplace represents a substantial departure from the traditional market for luxury design products. The online market for luxury design products may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. Changes in our market make it difficult to assess our future performance.

Our future success will depend in large part upon our ability to, among other things:

•	cost-effectively acquire and engage with new and existing sellers and buyers and increase listings of luxury design products through our online marketplace;

•	scale our revenue and achieve the operating efficiencies necessary to achieve and maintain profitability;

•	increase awareness of our brand;

•	anticipate and respond to changing seller and buyer preferences;

•	manage and improve our business processes in response to changing business needs;

•	anticipate and respond to macroeconomic changes generally, including changes in the market for luxury design products;

•	effectively scale our operations while maintaining high service quality and seller and buyer satisfaction;

•	avoid or manage interruptions in our business from information technology downtime, cybersecurity breaches, and other factors affecting our physical and digital infrastructure;

•	provide responsive, timely, and effective customer support through all phases of transactions conducted through our online marketplace;

•	maintain the quality of our technology and operations infrastructure;

•	expand internationally and manage our international operations;

•	develop new technology, services, or features to enhance the seller and buyer experience; and

•	comply with regulations applicable to our business.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business and our results of operations would suffer.

If we do not compete effectively our results of operations and market position could suffer.

The market for luxury design products is highly competitive. We compete with a broad range of vendors of new and pre-owned luxury design products, including traditional brick-and-mortar entities, such as department stores, branded luxury goods stores, and specialty retailers, and entities providing access to more unique luxury goods, such as galleries, boutiques, independent retail stores, and auction houses. We also compete with the online offerings of these traditional retail competitors, resale players focused on niche or single categories, as well as technology-enabled online marketplaces that may offer the same or similar goods and services that we offer. We believe our current primary competitors include Amazon, eBay, Etsy Inc., Restoration Hardware, Inc., Wayfair Inc., Christie’s Inc., and Sotheby’s, Inc. We believe our ability to compete depends on many factors within and beyond our control, including:

•	engaging and enhancing our relationships with existing sellers and buyers and attracting new sellers and buyers;

•	maintaining favorable brand recognition and effectively delivering our online marketplace to sellers and buyers;

•	identifying and delivering authentic luxury design products;

•	the amount, diversity, and quality of luxury design products that we or our competitors offer;

•	our ability to expand the verticals for luxury design products listed on our online marketplace;

•	the price at which listed, authenticated luxury design products through our online marketplace are offered;

•	the speed and cost at which we can authenticate and make available listed luxury design products; and

•	the ease with which our sellers can list and sell, and our buyers can purchase and return, luxury design products sold and purchased on our online marketplace.

Failure to adequately meet these demands may cause us to lose potential sellers and buyers which could harm our business.

Many of our competitors have longer operating histories, larger fulfillment infrastructures, greater brand recognition and technical capabilities, larger databases, greater financial, marketing, institutional and other resources and larger seller and buyer bases than we do. As the market evolves, competitors may emerge. Some of our competitors may have greater resources than we do, which may allow them to derive greater revenue and profits from their existing buyer bases, attract sellers at lower costs, or respond more quickly than we can to new or emerging technologies and changes in consumer shopping behavior. These competitors may engage in more extensive technology development efforts, enter the business of online listing of luxury design products, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger seller or buyer bases or generate revenue from their existing seller and buyer bases more effectively than we do. If we fail to compete effectively, our business, results of operations, and market share may suffer.

Our net revenue could be negatively impacted as a result of greater than expected product returns.

We allow buyers to return certain purchases made through our online marketplace under the applicable seller’s return policy. We record a reserve for returns against proceeds to us from the sale of items on our online marketplace in calculating net revenue. We estimate this reserve based on historical return trends. The introduction of new products in the retail market, changes in seller return policies, changes in consumer confidence, or other competitive and general economic conditions may also cause actual returns to exceed our reserve for returns. Any significant increase in returns that exceeds our reserves could adversely affect our net revenue and results of operations.

Insufficient allowance for transaction losses could negatively impact our financial results.

We maintain an allowance for transaction losses, which consists primarily of losses resulting from our buyer protection programs, damages to products caused by shipping and transit, and bad debt expense associated with our accounts receivable balance. Our provision for transaction losses may fluctuate depending on many factors, including changes to our buyer protection programs and the impact of regulatory changes, and we may see the provision for transaction losses increase proportionally with our on-platform GMV and net revenue. If our allowance for transaction losses is insufficient, it could adversely affect our results of operations.

Our metrics and market estimates used to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.

The metrics we use to evaluate our growth, measure our performance, and make strategic decisions are calculated using internal company data and assumption and estimates, and have not been validated by a third party. Certain metrics presented in this prospectus are used by us in managing our business. Our metrics and market estimates may differ from estimates published by third parties or from similarly titled metrics of our competitors or peers due to differences in methodology or the assumptions on which we rely. Additionally, the metrics and forecasts in this prospectus relating to the size and expected growth of our addressable market may prove to be inaccurate. However, we believe that these figures are reasonable estimates, and we take measures to improve their accuracy, such as eliminating known fictitious or duplicate accounts. There are, nonetheless, inherent challenges in gathering accurate data across large online and mobile populations. For example, there may be individuals who have multiple email accounts in violation of our terms of service. If individuals have multiple unique email addresses that are undetected, then we could be overestimating the number of Active Buyers. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. If securities analysts or investors do not consider our or market metrics to be accurate representations of our business, or if we discover material inaccuracies in such estimates, then the market price of our common stock could decline, our reputation and brand could be harmed, and our business, financial condition, and results of operations could be adversely affected.

Our business and results of operations may be more susceptible to other macroeconomic conditions or trends due to our reliance on consumer discretionary spending.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending, particularly in the market for luxury design products. If general economic conditions deteriorate in the United States or in other markets where we operate, consumer discretionary spending may decline and demand for the luxury design products available on our online marketplace may be reduced. This would cause sales through our online marketplace to decline and adversely impact our business. Exchange rates may also impact sales, with a strong U.S. dollar dampening demand for goods denominated in dollars from buyers outside the United States. Consumer purchases of luxury design products have generally declined during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Other factors that may negatively influence consumer spending on luxury design products include unemployment levels, higher consumer debt levels, reductions in net worth, declines in asset values, market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions may also be affected by global health crises such as the COVID-19 pandemic, and natural disasters, such as earthquakes, hurricanes, and wildfires. Such economic uncertainty and decrease in the rate of purchases of luxury design products may slow the rate at which sellers choose to list their items with us, which could result in a decrease of items available through our online marketplace.

Even without changes in economic conditions, the demand for the items listed on our online marketplace is dependent on consumer preferences. Consumer preferences can change quickly and may differ across generations and cultures. If demand for the luxury design products that sellers offer through our online marketplace declines, our business would be harmed.

National retailers and brands set their own retail prices and promotional discounts on new luxury design products, which could adversely affect our value proposition to our buyers.

National retailers and brands set pricing for new luxury design products. Although the luxury design products available through our online marketplace are generally exclusive, one-of-a-kind products, promotional pricing by these parties may nonetheless adversely affect the value of luxury design products listed with us, and, in turn, our GMV and results of operations. In order to attract buyers to our online marketplace, the prices for the luxury design products sold through our online marketplace may need to be lowered in order to compete with these pricing strategies, which could negatively affect GMV and in turn, our net revenue. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

If we fail to successfully anticipate and respond to changing preferences among our sellers and buyers, our ability to grow our business and our results of operations may suffer.

Our success is in large part dependent upon our ability to anticipate and identify trends in the market for luxury design products in a timely manner and to curate and obtain listings of luxury design products that address those trends. We use data science to predict seller and buyer preferences, and there can be no assurance that our data science will accurately anticipate seller or buyer requirements. Lead times relating to these changing preferences may make it difficult for us to respond rapidly to new or changing trends. We have begun to expand our offerings and the impact on our business from these new offerings is not clear as it is difficult to accurately predict seller and buyer preferences. To the extent we do not accurately predict the evolving preferences of our buyers or are unable to identify and vet sellers of luxury design products who address such buyer preferences, our ability to grow our business and our results of operations would suffer.

If we fail to successfully expand our business model to encompass additional product verticals in a timely and cost-effective manner, our ability to increase our market share would suffer, which in turn could negatively impact our business, financial condition, and results of operations.

We intend to deepen our penetration in our existing verticals for luxury design products and continue to explore additional verticals to serve existing, and attract new, sellers and buyers. If these additional verticals do not attract new sellers or buyers, our revenue may fall short of expectations, our brand and reputation could suffer, and we may incur expenses that are not offset by revenue. In addition, our business may suffer if we are unable to attract new and repeat sellers that supply the necessary high-end, appropriately priced and in-demand luxury design products in these additional verticals, and these verticals may also have a different range of margin profiles than the pieces currently sold through our online marketplace. Additionally, as we enter into new verticals, potential sellers may demand lower commissions than our current verticals, which would adversely affect our take rate and results of operations. Expansion of our offerings may also strain our management and operational resources, specifically the need to hire and manage additional authentication and market experts. We may also face increased competition from companies that are more focused on these verticals. If any of these were to occur, it could damage our reputation, limit our growth and harm our results of operations.

If we fail to maintain and promote our brand and reputation, our business, market position, and future growth could suffer.

We believe that maintaining our brand reputation is critical to driving seller and buyer engagement and trust. An important goal of our brand promotion strategy is establishing trust with our seller and buyer network. Maintaining our brand will depend largely on our ability to continue providing our sellers with service that is consistent with the level of quality associated with the luxury design products they are listing and on the quality of our vetting specialists who represent our brand to new and existing sellers. Our vetting specialists cultivate relationships with our seller base and vet the luxury design products that our sellers want to list. While we require that all vetting specialists undergo a background check, this may not prevent illegal, improper or otherwise inappropriate actions, such as theft, from occurring in connection with our services. Any negative publicity related to the foregoing could adversely affect our reputation and brand or which could negatively affect demand for our services and harm our business, financial condition, and results of operations.

For buyers, maintaining our brand requires that we foster trust through authentication and responsive and effective customer service, as well as ensuring that we have vetted sellers. If we fail to provide sellers or buyers with the service and experience they expect, or experience seller or buyer complaints or negative publicity about our online marketplace services, merchandise, delivery times or customer support, whether justified or not, the value of our brand would be harmed and our business may suffer.

If our marketing efforts are not effective, our ability to grow our business and maintain or expand our market share could suffer.

Maintaining and promoting awareness of our online marketplace is important to our ability to retain existing, and to attract new, sellers and buyers. To facilitate our future growth and profitability, we are investing in our advertising, promotion, public relations, and marketing programs. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

•	determine the effectiveness for advertising, marketing, and promotional expenditures;

•	select the right markets, media, and media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media, and media vehicle; and

•	effectively manage marketing costs, including creative and media expenses, to maintain acceptable seller and buyer acquisition costs.

We may adjust or re-allocate our advertising spend across channels, product verticals, and geographic markets to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth.

Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective or provide a meaningful return on investment. We also may incur marketing and advertising expenses significantly in advance of recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our seller and buyer base could be adversely affected, and our business, results of operations, financial condition, and brand could suffer.

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could damage our business, operations, financial condition, and prospects.

We rely in part on digital advertising, including search engine marketing, to promote awareness of our online marketplace, grow our business, attract new, and increase engagement with existing, sellers and buyers. In particular, we rely on search engines, such as Google, and the major mobile app stores as important marketing channels. Search engine companies change their search algorithms periodically, and our ranking in searches may be adversely impacted by those changes. Search engine companies or app stores may also determine that we are not in compliance with their guidelines and penalize us as a result. If search engines change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively add sellers and buyers to our website and apps. Our relationships with our marketing vendors are not long-term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.

If the mobile solutions available to sellers and buyers are not effective, the use of our platform could decline.

Visits and purchases made on mobile devices by consumers, including buyers, have increased significantly in recent years. The smaller screen size and reduced functionality associated with some mobile devices may make the use of our platform more difficult or less appealing to sellers and buyers. Visits to our online marketplace on mobile devices may not convert into purchases as often as visits made through personal computers, which could result in less revenue for us. Sellers are also increasingly using mobile devices to operate their businesses on our platform. If we are not able to deliver a rewarding experience on mobile devices, sellers’ ability to manage and grow their businesses may be harmed and, consequently, our business may suffer. Further, although we strive to provide engaging mobile experiences for sellers and buyers who visit our mobile website using a browser on their mobile device, we depend on sellers and buyers downloading our mobile apps to provide them the optimal mobile experience.

As new mobile devices and mobile platforms are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, such as:

•	actions taken by providers of mobile operating systems or mobile app download stores;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs in the distribution and use our mobile apps; or

•	changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile website or mobile apps or that give preferential treatment to competitive products.

If our sellers or buyers encounter difficulty accessing or using our platform on their mobile devices, or if our sellers or buyers choose not to use our platform on their mobile devices, our growth prospects and our business may be suffer.

We must continue to drive efficiencies in our operations or our business could suffer.

We seek to continue to drive efficiencies in our business operations. As we continue to add capacity, capabilities, and automation, our operations will become increasingly complex and challenging. While we expect these technologies to improve productivity in many aspects of our operations, including order processing, pricing, copywriting, authentication, photography and photo retouching, any flaws or failures of such technologies could interrupt and delay our operations, which in turn may harm our business. Our investment in technology to support these efforts may not be effective in driving productivity, maintaining, or improving the experience for sellers and buyers, or providing a meaningful return on investment. We also rely on technology from third parties. If these technologies do not perform in accordance with our expectations, third parties change the terms and conditions that govern their relationships with us, or if competition increases for the technology and services provided by third parties, our business may be harmed. In addition, if we are unable to add automation to our operations, we may be unable to reduce the costs of processing listings and orders, which could cause delays in buyers receiving their purchases. Any of these outcomes could harm our reputation and our relationships with our sellers and buyers.

We may expand our business through acquisitions of other businesses, which may divert management’s attention and/or prove to be unsuccessful.

We have acquired a number of other businesses in the past and may acquire additional businesses or technologies in the future. For example, in May 2019, we acquired Design Manager, a project management and accounting software company for interior designers. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

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incorporating and integrating new businesses, technologies, products, personnel, or operations of any company we may acquire, particularly if key personnel of the acquired company decide not to work for us;

•	consolidating operational and administrative functions;

•	coordinating outreach to our community;

•	disruption to our ongoing business and distraction of our management;

•	delay or reduction of transactions on our marketplace or in the business of the company we acquired due to uncertainty about continuity and effectiveness of service from either company;

•	entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	effectively managing an increased number of employees in diverse locations;

•	if we use cash to pay for acquisitions, limiting other potential uses for our cash;

•	incurring debt to fund such acquisitions, which may subject us to material restrictions on our ability to conduct our business;

•	incurring impairment charges related to potential write-downs of acquired assets or goodwill;

•	maintaining morale and culture and retaining and integrating key employees;

•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

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assuming liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, commercial disputes, taxes and other matters.

In addition, an acquisition may negatively affect our results of operations and financial condition because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition.

Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. We also may issue additional equity securities in connection with an acquisition, which could cause dilution to our stockholders. Finally, acquisitions could be viewed negatively by analysts and investors or by our sellers and buyers. We may not succeed in addressing these or other risks, which could harm our business and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed.

We have experienced rapid growth in our business, such as in the number of sellers and the number of countries in which we have sellers and buyers, and we plan to continue to grow in the future, both in the United States and abroad. The growth of our business places significant demands on our management team and pressure to expand our operational and financial infrastructure. As we continue to grow, our operating expenses will increase. If we do not manage our growth effectively, the increases in our operating expenses could outpace any increases in our revenue and our business could be harmed.

We may require additional capital to support business growth, and we may be unable to obtain additional capital on acceptable terms, if at all, and any additional financing may dilute existing stockholders.

We believe that our existing cash and cash equivalents, together with cash generated from operations, will be enough to meet our anticipated cash needs for at least the next 12 months. We may require additional capital to grow our business, including the need to develop our online marketplace services, expand across and within product verticals, enhance our operating infrastructure, expand the markets in which we operate, and potentially acquire complementary businesses and technologies. Our future capital requirements will depend on many factors, including the emergence of competing online marketplaces and other adverse marketing developments; the timing and extent of our sales and marketing and technology and development expenditures; and any investments or acquisitions we may choose to pursue in the future. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or issuances of convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could suffer.

If we fail to attract and retain key personnel on our executive team or to effectively manage leadership succession, our business, financial condition, and results of operations could be adversely impacted.

Our success depends in part on our ability to attract and retain key personnel on our executive team, including our chief executive officer, David S. Rosenblatt. Senior employees have left our company in the past and others may in the future. We often cannot anticipate such departures, and may not be able to promptly replace key leadership personnel. The loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. Our key personnel are generally employed on an “at-will” basis.

Further expansion into markets outside of the United States is important to the growth of our business but will subject us to risks associated with operations abroad.

Expanding our community into markets outside of the United States is an important part of our strategy. Although we have a significant number of sellers and buyers outside of the United States, we have limited experience in developing local markets outside the United States. Also, visits to our online marketplace from buyers outside the United States may not convert into sales as often as visits from within the United States, including due to the impact of the strong U.S. dollar relative to other currencies. Our success in markets outside the United States will be linked to our ability to attract local sellers and buyers to our online marketplace and to localize our online marketplace in additional languages. If we are not able to do so, our growth prospects could be harmed.

In addition, competition is likely to intensify in the international markets where we operate and plan to expand our operations. Local companies based in markets outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will.

Continued expansion in markets outside of the United States will also require significant financial investment. These investments include marketing to attract and retain new sellers and buyers, developing localized services, forming relationships with third-party service providers, supporting operations in multiple countries, and potentially acquiring companies based outside the United States and integrating those companies with our operations.

Doing business in markets outside of the United States also subjects us to increased risks and burdens such as:

•	complying with different regulatory standards (including those related to the use of personal information, particularly in the European Union);

•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;

•	adapting our online marketplace to local cultural norms and customs;

•	potentially heightened risk of fraudulent transactions;

•	limitations on the repatriation of funds and fluctuations of foreign exchange rates;

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exposure to liabilities under anti-corruption, anti-money laundering and export control laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, trade controls and sanctions administered by the U.S. Office of Foreign Assets Control, and similar laws and regulations in other jurisdictions;

•	varying levels of Internet, e-commerce and mobile technology adoption and infrastructure;

•	our ability to enforce contracts and intellectual property rights in jurisdictions outside the United States; and

•	barriers to international trade, such as tariffs or other taxes.

Sellers face similar risks in conducting their businesses across borders. Even if we are successful in managing the risks of conducting our business across borders, if sellers are not, our business could be adversely affected.

Finally, operating in markets outside of the United States requires significant management attention. If we invest substantial time and resources to expand our operations outside of the United States and cannot manage these risks effectively, the costs of doing business in those markets may be prohibitive or our expenses may increase disproportionately to the revenue generated in those markets.

We may incur significant losses from fraud, which would harm our results of operations.

We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers and claims that a buyer did not authorize a purchase. In addition to the direct costs of these losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action or lead to expenses that could substantially impact our results of operations.

Our payments system depends on third-party providers and is subject to evolving laws and regulations.

We rely on third-party payment processors to process payments made by buyers or to sellers on our online marketplace. We have engaged third-party service providers to perform underlying card processing, currency exchange, identity verification, and fraud analysis services. If these service providers do not perform adequately or if they terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we will need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable timeframe. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments, make payments to sellers or conduct other payment transactions, any of which could make our platform less convenient and attractive and harm our ability to attract and retain sellers and buyers. In addition, sellers’ ability to accept orders could be negatively impacted and our business would be harmed. In addition, if these providers increase the fees they charge us, our operating expenses could increase. Alternatively, if we respond by increasing the fees we charge to sellers, some sellers may stop listing new items for sale.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering certain third-party payment services. As we expand the availability of new payment methods to our sellers and buyers in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply.

If we fail to recruit and retain specialized employees and contractors, our business and operations could suffer.

Our ability to attract, retain and motivate employees and contractors, including our in-house vetting specialists, is important to our success. Other companies, including our competitors, may be successful in recruiting and hiring our employees and contractors, and it may be difficult for us to find suitable replacements on a timely basis or on competitive terms. In addition, we may face challenges in connection with recruiting, hiring, and retaining qualified engineers and IT staff to support our operations in India and Lithuania. Qualified individuals are limited and in high demand, and we may incur significant costs to attract, develop and motivate them. If we fail to recruit and retain specialized employees and contractors, our ability to grow our business and our operations could suffer.

If we experience labor disputes or other disruption, it could harm our operations.

None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in technology development, customer servicing and shipping, and increases in our labor costs which could materially adversely affect our business, financial condition, or results of operations.

If our insurance coverage is insufficient or our insurers are unable to meet their obligations, our insurance may not mitigate the risks facing our business.

We contract for insurance to cover a number of risks and potential liabilities. Our insurance policies cover areas such as general liability, errors and omissions liability, employment liability, business interruptions, data breach, crime, product liability and directors’ and officers’ liability. For certain types of business risk, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate the risks we face or we may have to pay high premiums and/or deductibles for the coverage we do obtain. Additionally, if any of our insurers becomes insolvent, it would be unable to pay any claims that we make.

Risks Related to Privacy, Cybersecurity, and Infrastructure

If sensitive information about our sellers and buyers or other third parties with whom we transact business is disclosed, or if we or our third-party providers are subject to cyber-attacks, use of our online marketplace could be curtailed, we may be exposed to liability, and our reputation would suffer.

Although we do not directly collect, transmit, and store personal financial information such as credit cards and other payment information, we utilize third-party payment processors who provide these services on our behalf. We also collect and store certain personally identifiable information provided by our sellers and buyers and other third parties with whom we transact business, such as names, email addresses, and the details of transactions. The collection, transmission, and storage of such information is subject to stringent legal and regulatory obligations. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to seller and buyer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography, or other developments may result in our failure or inability to adequately protect sensitive information.

Our platform is vulnerable to power outages, telecommunications failures, and catastrophic events, as well as computer viruses, worms, malicious code, break-ins, phishing attacks, denial-of-service attacks, and other cyber-attacks. Any of these incidents could lead to interruptions or shutdowns of our platform, loss of data, or unauthorized disclosure of personally identifiable or other sensitive information. Cyber-attacks could also result in the theft of our intellectual property. If we gain greater visibility, we may face a higher risk of being targeted by cyber-attacks. Advances in computer capabilities, new technological discoveries, or other developments may result in cyber-attacks becoming more sophisticated and more difficult to detect.

Any failure or perceived failure by us to comply with our privacy policies, our privacy or data protection obligations to sellers and buyers or other third parties, or our privacy or data protection legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause sellers and buyers to lose trust in us, which could have an adverse effect on our business.

We have experienced cybersecurity incidents in the past and may experience them in the future. Further, if we or our third-party service providers experience security breaches that result in online marketplace performance or availability problems or the loss or unauthorized disclosure of personal and other sensitive information, people may become unwilling to provide us the information necessary to set up seller and buyer accounts, and we could be subject to third-party lawsuits, regulatory fines, or other action or liability. Existing sellers and buyers may also decrease their purchases or stop listing new items for sale or close their accounts altogether. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by sellers and buyers.

We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyber-attacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or employees of our third-party service providers.

We expect to incur ongoing costs associated with the detection and prevention of security breaches and other security-related incidents. We may incur additional costs in the event of a security breach or other security-related incident. Any actual or perceived compromise of our systems or data security measures or those of third parties with whom we do business, or any failure to prevent or mitigate the loss of personal or other confidential information and delays in detecting or providing notice of any such compromise or loss could disrupt our operations, harm the perception of our security measures, damage our reputation, cause some sellers and buyers to decrease or stop their use of our online marketplace, and could subject us to litigation, government action, increased transaction fees, regulatory fines or penalties, or other additional costs and liabilities that could harm our business, financial condition, and results of operations.

We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our financial condition, results of operations, and reputation.

Our use and other processing of personal information and other data is subject to laws and obligations relating to privacy and data protection, and our failure to comply with such laws and obligations could harm our business.

Numerous state, federal and international laws, rules and regulations govern privacy, data protection and the collection, use and protection of personal information and other types of data we collect, use, disclose and otherwise process. These laws, rules and regulations are constantly evolving, and we expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions. For example, California enacted legislation in June 2018, the California Consumer Privacy Act (the “CCPA”) that, among other things, requires covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. California also adopted the California Privacy Rights Act in November 2020, which would amend provisions of the CCPA, to be effective January 1, 2023. Similarly, the European Commission adopted a General Data Protection Regulation that became fully effective on May 25, 2018, imposing stringent EU data protection requirements.

We cannot yet fully determine the impact these or future laws, rules, and regulations may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.

Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions against us by governmental entities, private claims and litigation, the expenditure of legal and other costs and of substantial time and resources, and fines, penalties or other liabilities. Any such action would be expensive to defend, may require the expenditure of substantial legal and other costs and substantial time and resources, and likely would damage our reputation and adversely affect our business and results of operations.

Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our product and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. Privacy, data protection and information security concerns, whether valid or not valid, may inhibit the use and growth of our online marketplace, particularly in certain foreign countries.

Use of social media, emails, and push notifications may harm our reputation or subject us to fines or other penalties.

We use social media, emails, and push notifications as part of our omni-channel approach to marketing and communications with sellers and buyers. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, consumers, or others. Information concerning us or our sellers and buyers, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, results of operations, financial condition, and prospects.

If we fail to successfully expand the features, services, and offerings on our online marketplace, our ability to grow our business may suffer.

Our industry is characterized by rapidly changing technology, new service and feature introductions, and changing seller and buyer demands. We spend substantial time and resources creating new features, services, and offerings to attract new constituents to our online marketplace and to open new sales channels for sellers. For example, we recently introduced our Trade 1st program for interior designers, whom we also refer to as “trade buyers”, which provides listings for expertly crafted pieces, supports trade exclusive pricing, and offers buyer incentives. Our efforts to expand the features, services, and offerings could fail for many reasons, including lack of acceptance by existing or new constituents, our failure to market these features, services, and offerings effectively to new constituents, or negative publicity related to our features, services, and offerings. Diversifying and expanding our features, services, and offerings involves significant risk. For example, we may encounter software bugs, defects, or errors in connection with the introduction of new or enhanced features of our technology platform. In addition, these initiatives may not drive increases in revenue, may require substantial investment and planning, and may bring us more directly into competition with companies that are better established or have greater resources than we do. It will require additional investment of time and resources in the development and training of our personnel and our sellers and buyers. If we are unable to cost-effectively expand our features, services, and offerings, then our growth prospects and competitive position may be harmed.

Any significant disruption in service provided by, or termination of our relationship with, third parties that host our website and mobile app and process payments made by buyers or to sellers on our online marketplace could damage our reputation and result in loss of sellers and buyers, which in turn would harm our business and results of operations.

Our brand and ability to attract and retain sellers and buyers depends in part on the reliable performance of our cloud-hosted servers, network infrastructure and content delivery process. If the services provided by third parties are disrupted or if we are unable to maintain and scale the technology underlying our platform, our operations and business could suffer. The volume of traffic and activity on our online marketplace spikes on certain days and during certain periods of the year, such as during the fourth quarter due to the seasonality of our business, and any interruption would be particularly problematic if it were to occur at such a high volume time.

The software and operation of the technology underlying our platform is expensive and complex, and we could experience operational failures. If we fail to accurately predict the rate or timing of the growth of our platform, we may be required to incur significant additional costs to maintain reliability. These costs could include, but are not limited to, adding additional hosting capacity or platforms, additional network providers, web application firewalls or other bot-mitigation technologies or additional content distribution networks. Additionally, as we rely on a fast, secure, and stable Internet, we could be required to adapt to any changes to global standards.

We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints which could affect the availability of services on our platform and prevent or inhibit the ability of buyers to access our online marketplace or complete purchases on our online marketplace and app. Third-party providers host much of our technology infrastructure. Any disruption in their services, or any failure of our providers to handle the demands of our online marketplace could significantly harm our business and damage our reputation. Third-party providers also have systems that are constantly evolving, it is difficult to predict the challenges that we may encounter in developing our platform for use in conjunction with such third-party systems, and we may not be able to modify our integrations to assure its compatibility with the systems of other third parties following any of their changes to their systems. Further, if we experience failures in our technology infrastructure or do not expand our technology infrastructure successfully, then our ability to attract and retain sellers and buyers and our growth prospects and our business would suffer. We do not have control over the operations of the facilities of these third-party providers that we use. These facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct.

Our business depends on continued and unimpeded access to the Internet and mobile networks.

To access our online marketplace, our sellers and buyers rely on access to the Internet. Internet service providers may choose to disrupt or degrade access to our online marketplace or increase the cost of such access. Similarly, to download our mobile applications, application store providers must allow our applications to be listed. Internet service providers or application store providers could also attempt to charge us for providing access to our online marketplace. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the Internet or our services, including laws or regulations that undermine open and neutrally administered Internet access, could decrease user demand for our service offerings and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing network neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by internet service providers. To the extent Internet service providers engage in these or similar actions as a result of this order or the adoption of similar laws or regulations, our business, financial condition, and results of operations could be materially and adversely affected. Outside of the United States, government regulation of the Internet, including the idea of network neutrality, may be developing or non-existent. As a result, we could face discriminatory or anti-competitive practices that could impede both our and sellers’ growth prospects, increase our costs and harm our business.

Risks Related to Regulatory Matters and Litigation

Our business is subject to a large number of U.S. and non-U.S. laws, many of which are evolving.

We are subject to a variety of laws and regulations in the United States and around the world, including those relating to traditional businesses, such as employment laws and taxation, and newer laws and regulations focused on the Internet, online commerce, and the resale market, such as payment systems, personal privacy, anti-spam, data security, electronic contracts, unfair and deceptive trade practices, and consumer protection. These laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. Additionally, it is not always clear how existing laws apply to the Internet as many of these laws do not address the unique issues raised by the Internet or online commerce.

For example, laws relating to online privacy are evolving differently in different jurisdictions. Federal, state and non-U.S. governmental authorities, as well as courts interpreting the laws, continue to evaluate the privacy implications of the use of third-party “cookies,” “web beacons,” and other methods of online tracking. The United States, the European Union, and other governments have enacted or are considering legislation that could significantly restrict the ability of companies and individuals to collect and store user information, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools. In some cases, non-U.S. privacy, data protection, consumer protection and other laws and regulations are more restrictive than those in the United States. For example, the European Union traditionally has imposed stricter obligations under such laws than the United States. Consequently, the expansion of our operations internationally may require changes to the ways we collect and use consumer information.

Existing and future laws and regulations enacted by federal, state or non-U.S. governments could impede the growth or use of the Internet or online commerce. It is also possible that governments of one or more countries may seek to censor content available on our online marketplace or may even attempt to block access to our online marketplace. If we are restricted from operating in one or more countries, our ability to attract or retain sellers and buyers may be adversely affected and we may not be able to grow our business as we anticipate.

Some providers of consumer devices and web browsers have implemented, or have announced plans to implement, ways to block tracking technologies which, if widely adopted, could also result in online tracking methods becoming significantly less effective. Any reduction in our ability to make effective use of such technologies could harm our ability to personalize the experience of buyers, increase our costs and limit our ability to attract new, and retain existing, sellers and buyers on cost-effective terms. As a result, our business could be adversely affected.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business. Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business.

If we fail to comply with applicable laws or regulations, including those relating to the sale of antique and vintage items, we may be subject to fines, penalties, loss of licensure, registration, and approval, or other governmental enforcement action.

The sale of certain items through our online marketplace is subject to regulation, including by regulatory bodies such as the U.S. Consumer Product Safety Commission, the Federal Trade Commission, the U.S. Fish and Wildlife Service and other international, federal, state and local governments and regulatory authorities. These laws and regulations are complex, vary from state to state and change often. We monitor these laws and regulations and adjust our business practices as warranted to comply. We list luxury design products from numerous sellers located throughout the United States and from over 55 countries, and the items listed by our sellers may contain materials such as fur, python, ivory, and other exotic animal product components, that are subject to regulation or cultural patrimony considerations. Our standard seller terms and conditions require sellers to comply with applicable laws when listing their items. Failure of our sellers to comply with applicable laws, regulations and contractual requirements could lead to litigation or other claims against us, resulting in increased legal expenses and costs. Moreover, failure by us to effectively monitor the application of these laws and regulations to our business, and to comply with such laws and regulations, may negatively affect our brand and subject us to penalties and fines.

Numerous U.S. states and municipalities, including the States of California and New York, have regulations regarding the handling of antique and vintage items and licensing requirements of antique and vintage dealers. Such government regulations could require us to change the way we conduct business or our buyers conduct their purchases in ways that increase costs or reduce revenues, such as prohibiting or otherwise restricting the sale or shipment of certain items in some locations. We could also be subject to fines or other penalties which in the aggregate could harm our business.

Additionally, the luxury design products our sellers sell could be subject to recalls and other remedial actions and product safety, labeling, and licensing concerns may require us to voluntarily remove selected items from our online marketplace. Such recalls or voluntary removal of items can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could harm on our results of operations.

Some of the luxury design products sold through our online marketplace on behalf of our sellers may expose us to product liability claims and litigation or regulatory action relating to personal injury, environmental, or property damage. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, while all of our seller agreements contain a standard indemnification provision, certain sellers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations which may harm our business.

We are subject to governmental export and import controls and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the provision of certain goods and services to U.S. embargoed or sanctioned countries and regions, governments, persons, and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide sellers and buyers access to our online marketplace or could limit our sellers’ and buyers’ ability to access or use our services in those countries.

Our online marketplace could be utilized in violation of such laws, despite the precautions we take to prevent such violations. In the past, we may have facilitated transactions involving products or sellers that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions in apparent violation of U.S. economic sanction laws. In relation to certain compliance issues, we have submitted to OFAC an initial notification of voluntary self-disclosure concerning potential violations. If we fail to comply with these laws and regulations or are found to be in violation of U.S. sanctions or export control laws, including by facilitating unlawful transactions, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. Actions to remediate past potential violations may include internal reviews, voluntary self-disclosures, or other measures.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit the sale of items through our online marketplace or could limit our sellers’ and buyers’ ability to access our online marketplace in those countries. Changes in our online marketplace, or future changes in export and import regulations, may prevent our international sellers and buyers from utilizing our online marketplace or, in some cases, prevent the export or import of our sellers’ items to certain countries, governments, or persons. Any change in export or import regulations, economic sanctions, or related legislation or changes in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our online marketplace by, or in our decreased ability to facilitate transactions through our online marketplace among, existing or potential sellers and buyers internationally. Any decreased use of our online marketplace or limitation on our sellers’ ability to export or sell items would adversely affect our business, results of operations, and financial results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies, their employees, and their intermediaries from authorizing, offering, providing, and/or accepting improper payments or other benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We may become involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect our business, financial condition, and results of operations.

From time to time, we may become involved in litigation matters, such as matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower, accessibility, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. In addition, the expense of litigation and the timing of these expenses from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to Intellectual Property

If we cannot successfully protect our intellectual property, our business could suffer.

We rely on a combination of intellectual property rights, contractual protections, and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered trademark “1stDibs” and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “1stDibs.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation could suffer, we could incur significant expense establishing new brands and our results of operations could be adversely impacted. Although we do not currently have any issued patents, we may pursue patent protection for aspects of our technology in the future. We cannot predict whether any pending patent application will result in an issued patent that will effectively protect our intellectual property. Even if a patent issues, the patent may be circumvented or its validity may be challenged. In addition, we cannot provide assurance that every significant feature of technology and services will be protected by any patent or patent application. Further, to the extent we pursue patent protection for our innovations, patents applications may not result in issued patents, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain.

Third parties may challenge any patents, copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us or may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks, and/or other proprietary rights. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient. Even if we do detect violations, we may need to engage in litigation to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert our management’s attention away from standard business operations. In addition, our efforts may be met with defenses and counterclaims challenging the validity and/or enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. If we are unable to cost-effectively protect our intellectual property rights, then our business could be harmed. An adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to existing or potential sellers and buyers may become confused in the marketplace and our ability to attract sellers and buyers may be adversely affected.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.

We may receive notices that claim we have infringed, misappropriated, or misused other parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we could be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

We are subject to the terms of open source licenses because our platform incorporates open source software.

The software powering our online marketplace incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our online marketplace. If we were to combine or connect our proprietary source code or software with open source software in a certain manner, we could, under certain of the open source licenses, be required to publicly release the source code of our software or to make our software available under open source licenses. To avoid the public release of the affected portions of our source code in the event of our inappropriate use of open source software, we could be required to expend substantial time and resources to re-engineer some or all of our software. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. We have established processes to help alleviate these risks, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures or will not subject us to liability.

Risks Related to our Operations as a Public Company

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company and, as such, we have not been subject to the internal control and financial reporting requirements applicable to a publicly traded company. We are required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. In addition, as a public company, we will be subject to Section 404(a), which requires us to include a report on our internal controls, including an assessment of the effectiveness of our internal controls and financial reporting procedures. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations, document our controls and perform testing of our key controls over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) in which the fifth anniversary of the completion of this offering occurs, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then-most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have not operated as a public company and may not be able to manage our transition effectively or efficiently to a public company.

We have never operated as a public company and will incur significant legal, accounting, and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to, and we may not effectively or efficiently manage, our transition into a public company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of                will also apply to us following this offering. To comply with the various requirements applicable to public companies, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. If, notwithstanding our efforts to comply with these laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Further, failure to comply with these rules might make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management. As such, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Many members of our management and other personnel have limited experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements applicable to a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404. We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported consolidated financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations.

If we fail to strengthen our financial reporting systems, infrastructure, and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately or prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.

As a result of becoming a public company, we will become subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The rules and regulations such as the Sarbanes-Oxley Act have increased our legal and finance compliance costs and made some activities more time-consuming and costly. For example, Section 404 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company,” as defined in the JOBS Act.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our auditors or we discover a material weakness or significant deficiency, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our consolidated financial statements and harm our stock price. Any inability to provide reliable financial reports or prevent fraud would harm our business. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. If we fail to successfully complete the procedures and certification and attestation requirements of Section 404, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to investigations or sanctions by                 , the SEC or other regulatory authorities. Furthermore, investor perceptions of the company may suffer, and this could cause a decline in the market price of our shares of common stock. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or, when applicable, our auditors will conclude that our internal controls are effective in future periods. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation.

Risks Related to Tax and Accounting Matters

We could be required to pay or collect sales taxes in jurisdictions in which we do not currently do so, with respect to past or future sales. This could adversely affect our business and results of operations.

An increasing number of states have considered or adopted laws that impose tax collection obligations on out-of-state sellers of goods. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al (“Wayfair”), that online sellers can be required to collect sales tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, states or local governments and taxing authorities may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. While we believe that we collect and remit sales taxes in every state that requires sales taxes to be collected, including states where we do not have a physical presence, the adoption of new laws by, or a successful assertion by the taxing authorities of, one or more state or local governments requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments and taxing authorities of sales tax collection obligations on out-of-state ecommerce businesses could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could harm our business and results of operations.

Our business and our sellers may be subject to sales tax, value-added tax (“VAT”), provincial taxes, goods and services tax, and other taxes.

The application of indirect taxes, such as sales and use tax, VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours and to our sellers and buyers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business or to sellers’ businesses. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, the U.S. Congress considered the “Marketplace Fairness Act,” which would have granted states the authority to require certain online merchants to collect sales tax on online sales at the time a transaction is completed. Although this legislation was not passed, there is no assurance that it, or similar legislation, will not be re-introduced or adopted in the future. In addition, EU reforms to the VAT obligations for business to consumer e-commerce sellers and marketplaces are expected to go into effect in July 2021. In connection with these reforms, certain marketplaces will become the deemed supplier when they facilitate certain cross-border business to consumer transactions of their third-party sellers. As a result, marketplaces will be liable to collect, report, and remit the VAT due from the consumer. The United Kingdom has implemented similar VAT marketplace rules which went into effect in January 2021 and make facilitating marketplaces liable for the VAT collections for their overseas sellers. We are currently assessing the impact of these changes, which could materially affect our business operations. New taxes, both domestically and internationally, could also require us or sellers to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could make selling through our online marketplace less attractive and more costly for sellers, which could harm our business.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of income and other tax laws is subject to interpretation. Although we believe our tax methodologies are compliant, a taxing authority’s final determination in the event of a tax audit could materially differ from our past or current methods for determining and complying with our tax obligations, including the calculation of our tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This focus has contributed to an increase in audit activity and stricter enforcement by taxing authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition, and prospects.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to taxation in the United States and in numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be adversely impacted by changes in tax laws, changes in the mix of revenue among different jurisdictions, changes to accounting rules, and changes to our ownership or capital structure. Fluctuations in our tax obligations and effective tax rate could adversely affect our business.

Amendments to existing tax laws, rules, or regulations or enactment of new unfavorable tax laws, rules, or regulations could have an adverse effect on our business and results of operations.

Many of the underlying laws, rules, and regulations imposing taxes and other obligations were established before the growth of the Internet and ecommerce. U.S. federal, state, and local taxing authorities are currently reviewing the appropriate treatment of companies engaged in Internet commerce and considering changes to existing tax or other laws that could levy sales, income, consumption, use, or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. If such tax or other laws, rules, or regulations are amended, or if new unfavorable laws, rules or regulations are enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to our sellers or buyers, result in increased costs to update or expand our technical or administrative infrastructure, or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition, and prospects.

The Tax Cuts and Jobs Act of 2017 made a number of significant changes to the current U.S. federal income tax rules, including the reduction of the generally applicable corporate tax rate from 35% to 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits. Additionally, the Coronavirus Aid, Relief, and Economic Security Act, which, among other things, suspends the 80% limitation on the deduction for net operating losses in taxable years beginning before January 1, 2021, permits a five-year carryback of net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020. It cannot be predicted whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”), during our history. Unused NOLs may carry forward to offset future taxable income if we achieve profitability in the future, unless such NOLs expire under applicable tax laws. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or other taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. We completed a formal study through December 31, 2019 to determine if any ownership changes within the meaning of Sections 382 and 383 of the Code have occurred. As a result of the study, we determined that although we experienced an ownership change on July 28, 2015, the limitation from the ownership change will not result in any of the NOLs or tax credits expiring unutilized. However, in the event that we experience an ownership change within the meaning of Sections 382 and 383 of the Code, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any.

Our reported results of operations may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Risks Related to This Offering and Our Common Stock

An active trading market for our common stock may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.

We intend to apply to list our common stock on                    , under the symbol “DIBS.” There has, however, been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares.

The price of our common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of common stock could subject us to litigation.

The market prices of the securities of other newly public companies have historically been highly volatile and markets in general have been highly volatile in light of the COVID-19 pandemic. Our stock price may be volatile and may decline, resulting in a loss of some or all of your investment. The trading price and volume of our common stock could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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variations in our results of operations and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

•	speculation about our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	announcements of new services or offerings, strategic alliances, or significant agreements or other developments by us or our competitors;

•	announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

•	changes in our board of directors, management, or other key personnel;

•	disruptions in our online marketplace due to hardware, software or network problems, security breaches, or other issues;

•	the strength of the global economy or the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our sellers and buyers;

•

trading activity by our principal stockholders, including upon the expiration of contractual lock-up agreements, and other market participants, in whom ownership of our common stock may be concentrated following this offering;

•	price and volume fluctuations in the overall stock market;

•	the performance of the equity markets in general and in our industry;

•	the operating performance of other similar companies;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	litigation or other claims against us;

•	the number of shares of our common stock that are available for public trading;

•	other events or factors, including those resulting from global health crises such as the COVID-19 pandemic, war, incidents of terrorism, or responses to these events; and

•	any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The price of our common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our common stock in this offering, at the initial public offering price of $            per share, you would experience an immediate dilution of $            per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of December 31, 2020, after giving effect to the issuance by us of        shares of our common stock in this offering. See “Dilution.”

Sales of a substantial number of shares of our common stock in the public market following this offering, such as when our lock-up restrictions are released, or the perception that sales might occur, could cause the price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that such sales could occur. Upon the closing of this offering, we will have approximately        shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the “Securities Act”).

All of our executive officers and directors and the holders of substantially all of our equity holders are subject to lock-up agreements with the underwriters of this offering that restrict the equityholders’ ability to transfer shares of our common stock for periods of at least                  days from the date of this prospectus. Subject to the restrictions under Rule 144 under the Securities Act,         shares of common stock outstanding after this offering will be eligible for resale                  days after the date of this prospectus upon the expiration of lock-up agreements or other contractual restrictions. In addition, at any time with or without public notice, BofA Securities, Inc. and Barclays Capital Inc. may in their discretion release shares subject to such lock-up agreements prior to the expiration of this                  -day lock-up period. See “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In addition, based on our capitalization as of December 31, 2020,        shares issuable upon exercise of outstanding options and        shares issuable upon exercise of outstanding warrants will also be eligible for sale upon expiration of the                  -day lock-up period. We intend to register all of the shares underlying outstanding options and any shares underlying other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance to the extent permitted by any applicable vesting requirements and the lock-up agreements described above. Sales of stock by these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Holders of 91,992,497 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock and common stock subject to outstanding warrants as of December 31, 2020 have registration rights. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act, which are subject to the limitations of Rule 144. Sales of securities by any of these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and could cause the price of our common stock to decline.

We may issue additional common stock, convertible securities or other equity following the completion of this offering. We also expect to issue common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Additionally, as part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances could be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our common stock.

Our actual results of operations may not meet our guidance and investor expectations, which would likely cause our stock price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts, and other investors may publish expectations regarding our business, financial condition, and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our common stock is likely to decline.

If securities analysts or industry analysts do not publish reports about our business, downgrade our common stock, or publish negative research or reports, our stock price and trading volume could decline.

The market price and trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or change their recommendation about our competitors’ stock, our stock price could decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline or become volatile.

We will have broad discretion in the use of the net proceeds to us from this offering and may not apply the proceeds in ways that increase our market value or improve our results of operations.

Our management will have considerable discretion in the application of the net proceeds to us of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline. The failure by our management to apply these funds effectively could also harm our business. Pending their use, we may invest the net proceeds from this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our investors. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed.

We do not intend to pay dividends on our common stock, so any returns on your investment will be limited to changes in the value of our common stock.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any dividends for the foreseeable future. In addition, if we were to enter into loan or similar agreements in the future, these agreements may contain restrictions on our ability to pay dividends or make distributions. Any return to stockholders will therefore be limited to the increase, if any, in our stock price, which may never occur.

Our directors, executive officers and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately    % of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. Therefore, these stockholders will continue to have the ability to influence us through their ownership position, even after this offering. If these stockholders act together, they may be able to determine all matters requiring majority stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our charter documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairperson of our board of directors (“Chairperson”), or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum; and

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require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any interested stockholder for a period of three years following the date on which such stockholder became an interested stockholder. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law” for additional information. Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline or could prevent or deter a transaction that you might support.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce cash resources.

Our directors and executive officers may be subject to litigation for a variety of claims or disputes. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any transaction from which the director derives an improper personal benefit;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payment of dividends or redemption of shares; or

•	any breach of a director’s duty of loyalty to the corporation or its stockholders.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated bylaws to be effective in connection with the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We intend to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. Such provisions in our amended and restated bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. See “Management—Limitation on Liability and Indemnification of Directors and Officers.”

While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and could harm our business, results of operations, and financial condition. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions.

Our amended and restated charter that will be in effect upon the closing of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and provides that federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our charter that will be in effect upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine (collectively, the “Delaware Forum Provision”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our charter further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of this provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision of our bylaws described above. These choice of forum provisions may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, or other employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this prospectus that are not statements of historical facts may be deemed to be forward-looking statements. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “can,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our net revenue, cost of revenue, operating expenses, and our ability to achieve and maintain future profitability;

•	our ability to effectively manage or sustain our growth and to effectively expand our operations;

•	our strategies, plans, objectives, and goals;

•

the market demand for the products offered on our online marketplace, including vintage, antique, and contemporary furniture, home décor, jewelry, watches, art and fashion, new and authenticated luxury design products in general, and the online market for these products;

•	our ability to compete with existing and new competitors in existing and new markets;

•	our ability to attract and retain sellers and buyers;

•	our ability to increase the supply of luxury design products offered through our online marketplace;

•	our ability to timely and effectively scale our operations;

•	our ability to enter international markets;

•	our ability to develop and protect our brand;

•	our ability to comply with laws and regulations;

•	our expectations regarding outstanding litigation;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	economic and industry trends, projected growth, or trend analysis;

•	our estimated market opportunity;

•	our ability to add capacity, capabilities, and automation to our operations;

•	the increased expenses associated with being a public company;

•	our anticipated uses of net proceeds from this offering;

•	the effect of the COVID-19 pandemic on our business and operations;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	the availability of capital to grow our business;

•	our ability to successfully defend any future litigation brought against us;

•	our ability to implement, maintain, and improve effective internal controls;

•	potential changes in laws and regulations applicable to us or our sellers, or our sellers’ ability to comply therewith; and

•	the amount of time for which we expect our cash balances and other available financial resources to be sufficient to fund our operations.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on them.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Such forward-looking statements relate only to events as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, studies and other similar third-party sources, as well as our estimates based on such data. All of the market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. We believe that the information from these third-party sources is reliable; however, we have not independently verified them, and our business and the industry in which we operate is subject to a high degree of risk and uncertainty. See “Risk Factors” for additional information regarding risks that could cause results to differ materially from those expressed in the estimates made by the third-party sources and by us. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in this prospectus is based on independent or third-party sources, including:

1.	Capgemini World Wealth Report 2014
2.	Capgemini World Wealth Report 2018
3.	Capgemini World Wealth Report 2020
4.	Eight Themes That Are Rewriting the Future of Luxury Goods, Bain & Company, February 2020
5.	Worldwide Luxury Market Monitor – Slow Motion But Fast Forward, Bain & Company, November 2020
6.	Ecommerce Market Data and Ecommerce Benchmarks – Ecommerce Market Data December 2020, IRP Commerce.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             (or approximately $             if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $            , assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock, and facilitate future access to the public equity markets by us, our employees, and our stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace. Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon completion of this offering, or the amounts that we will actually spend on the uses set forth above. We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, technology development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies, however, we do not have agreements, commitments, or plans for any specific acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds from this offering in short term, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual use of the net proceeds to us will vary depending on numerous factors, including our ability to gain access to additional financing and the pace of our operational expansion relative to revenue growth. As a result, our management will have broad discretion in the application of the net proceeds to us, and investors will be relying on our judgment regarding the application of our net proceeds from this offering. In addition, we might decide to slow, postpone, or not pursue certain operational expansion activities if the net proceeds to us from this offering and any other sources of cash are less than expected.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant. In addition, if we were to enter into loan or similar agreements in the future, these agreements may contain restrictions on our ability to pay dividends or make distributions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis, giving effect to: (1) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 57,731,450 shares of our common stock immediately prior to the closing of this offering, and (2) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above, and giving further effect to the sale of             shares of our common stock by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)

Cash and cash equivalents

Redeemable convertible preferred stock, $0.01 par value, 57,771,864 shares authorized and 57,731,450 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding, actual; and 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.01 par value: 105,767,092 shares authorized, and 34,128,381 shares issued and outstanding, actual; 400,000,000 shares authorized, and             shares issued and outstanding, pro forma; and 400,000,000 shares authorized, and             shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering costs payable by us. Each 1.0 million increase (decrease) in the number of shares offered as set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 91,859,831 shares of common stock outstanding as of December 31, 2020, and excludes:

•	9,511,480 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under our 2011 Plan, at a weighted-average exercise price of $1.37 per share;

•	132,666 shares of common stock issuable pursuant to the exercise of warrants outstanding as of December 31, 2020, at a weighted-average exercise price of $1.29 per share;

•	135,460 shares of common stock issuable in the second quarter of 2021 in connection with our acquisition of Design Manager in May 2019 to the former stockholders thereof;

•

612,066 shares of common stock available for future issuance under the 2011 Plan as of December 31, 2020, and 7,000,000 additional shares of common stock available for future issuance under the 2011 Plan, subject to stockholder approval;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any reserved shares not issued or subject to outstanding awards under the 2011 Plan after the effective date of the 2021 Plan that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•

            shares of common stock reserved for future issuance under the ESPP, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

The foregoing discussion and table assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 57,731,450 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of December 31, 2020, was approximately $             million, or $             per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of December 31, 2020.

Our pro forma net tangible book value as of December 31, 2020, which gives effect to: (1) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 57,731,450 shares of our common stock immediately prior to the closing of this offering and (2) the filing and effectiveness of our amended and restated certificate of incorporation upon completion of this offering, was $             million, or $             per share of common stock.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), plus the effect of the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $ per share to our existing stockholders, and an immediate dilution of $             per share to new investors participating in this offering. We determine this dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that an investor participating in this offering paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2020 before giving effect to this offering
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma as adjusted net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Pro forma as adjusted dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $             per share and the dilution to investors participating in this offering by approximately $             per share, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share

after this offering by approximately $             and decrease (increase) the dilution to investors participating in this offering by approximately $            , assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, to the extent any outstanding options to common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $             per share, and an immediate decrease of dilution of $             per share to new investors participating in this offering, in each case assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid to us by our existing stockholders and paid us to by new investors participating in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table below shows the average price per share new investors participating in this offering will pay compared to our existing stockholders.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase up to an additional             shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by the existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to             % of the total number of shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors participating in this offering, total consideration paid by all stockholders, and the average price per share paid by all stockholders by approximately $             million, $                 million, and $            , respectively, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors participating in this offering, total consideration paid by all stockholders, and the average price per share paid by all stockholders by approximately $             million, $             million, and $            , respectively, assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, to the extent any outstanding options to common stock are exercised, new investors would experience further dilution.

The dilution information set forth above is illustrative only. The pro forma as adjusted net tangible book value following this offering is subject to adjustment based on the actual initial public offering price and other terms of this offering to be determined at pricing.

The foregoing discussion and table are based on 91,859,831 shares of common stock outstanding as of December 31, 2020, and excludes:

•	9,511,480 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under our 2011 Plan, at a weighted-average exercise price of $1.37 per share;

•	132,666 shares of common stock issuable pursuant to the exercise of warrants outstanding as of December 31, 2020, at a weighted-average exercise price of $1.29 per share;

•	135,460 shares of common stock issuable in the second quarter of 2021 in connection with our acquisition of Design Manager in May 2019 to the former stockholders thereof;

•

612,066 shares of common stock available for future issuance under the 2011 Plan as of December 31, 2020, and 7,000,000 additional shares of common stock available for future issuance under the 2011 Plan, subject to stockholder approval;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any reserved shares not issued or subject to outstanding awards under the 2011 Plan after the effective date of the 2021 Plan that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•

            shares of common stock reserved for future issuance under the ESPP, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

The foregoing discussion and table assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 57,731,450 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us.

To the extent that additional options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

We are the world’s leading online marketplace for luxury design products, connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. Our thoroughly vetted seller base, in-depth editorial content, and custom-built technology platform create trust in our brand and facilitate high-consideration purchases of luxury design products online. By disrupting the way these items are bought and sold, we are both expanding access to, and growing the market for, luxury design products.

1stDibs began in 2000 with the vision of bringing the magic of the Paris flea market online by creating a listings site for top vintage and antique furniture sellers. Soon thereafter, we moved our headquarters to New York City and focused primarily on adding U.S.-based sellers to our site. The quality of our initial seller base enabled us to build a reputation in the design industry as a trusted source for unique luxury design products. Over our 20-year operating history, we have strengthened our brand and deepened our seller relationships. We launched our e-commerce platform in 2013 and transitioned to a full e-commerce marketplace model in 2016. Today, we operate an e-commerce marketplace with approximately 4,200 seller accounts located across 55 countries, 3.5 million users, and a seller stock value in excess of $            , as of December 31, 2020.

We provide our sellers, the vast majority of which are small businesses, access to a global community of buyers and a platform to facilitate e-commerce at scale. Our sellers use our platform to manage their inventory, build their digital marketing presence, and communicate and negotiate orders directly with buyers. In each month in 2020, we facilitated an average of over 36,000 conversations between sellers and buyers on our platform. We are an important partner for our sellers, with 34% reporting 1stDibs as their primary sales channel in 2020.

We provide our buyers a trusted purchase experience with our user-friendly interface, dedicated specialist support and 1stDibs Promise, our comprehensive buyer protection program. In 2020, we had more than 58,000 Active Buyers with an average aggregate purchase per year of over $5,500, an AOV above $2,500, and an average of 2.2 orders per Active Buyer. Highly experienced interior designers, whom we refer to as trade buyers, are frequent, repeat purchasers on our online marketplace and accounted for 27% of our on-platform GMV in 2020.

We operate an asset-light business model which allows us to scale in a capital efficient manner. While we facilitate shipping and fulfillment logistics, we do not take physical possession of the items sold on our online marketplace.

Our proprietary technology platform provides an easy-to-use transaction process and converts the valuable data we collect from buyers’ browsing and purchase activity into actionable insights for both sellers and buyers. We empower buyers to engage directly with sellers on our platform throughout all stages of a transaction. Our technology and data represent the cumulative experience of 20 years of business activity, and we believe are extremely difficult to replicate.

We have experienced substantial growth since our founding in 2000. We grew our GMV from $13.8 million in 2013 to $342.6 million in 2020, a compounded annual growth rate of 58%. We grew our net revenue from $70.6 million in 2019 to $             million in 2020, a growth rate of         %. In 2019, we generated a net loss of $29.9 million and Adjusted EBITDA of $(25.0) million, compared to a net loss of $             million and Adjusted EBITDA of $             in 2020. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Business Model

We generate revenue primarily from fees from our seller marketplace services as well as other services, including advertisements and software services.

Seller Marketplace Services

Seller marketplace services consist of subscriptions, listings, and marketplace transactions and accounted for 96% and         % of our net revenue in 2019 and 2020, respectively.

Subscription & Listing Fees

Our sellers pay annual subscription fees to access our online marketplace, which allows them to promote and list their items and execute successful purchase transactions with buyers. Our subscription revenue grows as we bring new sellers to our online marketplace. We earn listing fees from sellers who are subscribed to our online marketplace, on a per item basis, as directed by the seller to promote certain items at the seller’s discretion. Sellers do not pay a listing fee for a basic listing on our online marketplace, but can choose to pay for other listing fees, which provide promotional advantages over the basic listing.

Marketplace Transaction Fees

Our sellers pay us a commission fee and a processing fee for the successful sale of an item listed on our online marketplace. We have a commission fee structure that is a function of the item’s category and price. Our commission fees range from 5% to 50% and processing fees are 3%, net of expected refunds. Our marketplace transaction fees represent the majority of our net revenue and accounted for approximately 16% of our GMV for the past three years, on average.

Other Services

Other services consist of advertisements and software services and accounted for 4% and         % of our net revenue in 2019 and 2020, respectively. Advertising revenue is generated when impression-based ads are displayed on our online marketplace on our sellers’ behalf. Software services revenue consists of monthly and annual subscriptions sold through our Design Manager subsidiary allowing users, typically interior designers, to access our project management and accounting software.

Key Operating and Financial Metrics

We use the following key metrics and non-GAAP measures to measure our performance, identify trends affecting our business, and make strategic decisions:

•	Gross Merchandise Value;

•	Number of Orders;

•	Active Buyers; and

•	Adjusted EBITDA.

These and other metrics presented in this prospectus are based on internal company data, assumptions and estimates and we use these numbers in managing our business. We believe that these figures are reasonable estimates, and we actively take measures to improve their accuracy, such as eliminating known fictitious or duplicate accounts. There are, however, inherent challenges in gathering accurate data across large online and mobile populations. For example, individuals may have multiple email accounts in violation of our terms of service, which would result in an Active Buyer being counted more than once, thus impacting the accuracy of our number of Active Buyers. In addition, certain metrics, such as the number of Active Buyers and Number of Orders, are measured based on such numbers as reported in a given month, minus cancellations within that month. As we do not retroactively adjust such numbers for cancellations occurring after the month, the metrics presented do not reflect subsequent order cancellations. We estimate that subsequent order cancellations were less than 1% in each of 2019 and 2020. We regularly review and may adjust our processes for calculating these metrics to improve their accuracy. The key operating and financial metrics presented in this prospectus, including cohort information, may vary from period to period and should not be viewed as indicative of other metrics, including other cohorts.

	Year Ended December 31,
	2019	2020
	(dollars in millions)
GMV	$279		$343
Number of Orders	102,606		127,911
Active Buyers	45,955		58,159
Adjusted EBITDA (unaudited)	$(25)	$

Gross Merchandise Value

We define GMV as the total dollar value from items sold by our sellers through 1stDibs in a given month, minus cancellations within that month, and excluding shipping and sales taxes. GMV includes all sales reported to us by our sellers, whether transacted through the 1sDibs marketplace or reported as an offline sale. We define “on-platform GMV” as GMV based only on sales placed or reported through the 1sDibs marketplace, thus on-platform GMV is a subset of GMV. We currently analyze GMV on a quarterly and annual basis and expect to continue to do so for the foreseeable future. We view GMV as a measure of the total economic activity generated by our online marketplace, and as an indicator of the scale and growth of our online marketplace and the health of our ecosystem. While GMV may vary from period to period, we currently expect GMV to increase over the longer term.

Number of Orders

We define Number of Orders as the total number of orders placed or reported through the 1stDibs marketplace in a given month, minus cancellations within that month. We currently analyze Number of Orders on a quarterly and annual basis and expect to continue to do so for the foreseeable future. While the Number of Orders in any given period may vary, we currently expect the Number of Orders to increase over the longer term.

Active Buyers

We define Active Buyers as buyers who have made at least one purchase through our online marketplace during the 12 months ended on the last day of the period presented, net of cancellations. A buyer is identified by a unique email address; thus an Active Buyer could have more than one account if they were to use a separate unique email address to set up each account. We believe this metric reflects scale, engagement and brand awareness and our ability to convert user activity on our online marketplace into transactions. We believe that increasing our number of Active Buyers will be a significant driver of our future revenue growth. While the number of Active Buyers in any given period may vary, we currently expect the number of Active Buyers to increase over the longer term.

Adjusted EBITDA

We define Adjusted EBITDA as net loss excluding depreciation and amortization, stock-based compensation expense, other income (expense), net, and income tax benefit. Adjusted EBITDA is a key performance measure used by our management and board of directors to assess our operating performance and the operating leverage of our business. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that we exclude from Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key financial metrics used by our management in their financial and operational decision-making. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below, in the section titled “Risk Factors,” and elsewhere in this prospectus.

Sourcing and Quality of our Highly-Curated Luxury Supply

Our success depends in part on our ability to source luxury design products for our online marketplace through attracting and retaining leading and vetted sellers. Our revenue, brand, and network effect depend on the quality, authenticity, and exclusivity of the luxury design products available through our online marketplace. The total seller stock value on our online marketplace is approximately $             as of December 31, 2020. We have a diverse, non-concentrated base of approximately 4,200 seller accounts across 55 countries. As a leading at-scale online marketplace for luxury design products, we believe we are able to attract and onboard sellers seamlessly with very little marginal seller acquisition cost. A key driver of the increase in our seller stock value has been our 20-year, time-tested relationships with our seller base, which, according to our 2020 internal survey, has resulted in our average seller listing 55% of their total inventory on our online marketplace in 2020.

Based on our internal survey, we believe our platform represents the majority of sales for many of our sellers. Our thorough vetting process ensures that users have access to luxury design products from leading sellers, makers, and creators. The ability to attract and retain these vetted sellers is important to the overall success of our online marketplace and continued growth, as demonstrated by our average on-platform GMV retention for each seller cohort since 2015. To measure dollar-based on-platform GMV retention, we categorize sellers by the year in which they first joined our online marketplace, which is referred to as an annual cohort. For each annual cohort, we measure the total on-platform GMV for each cohort year and divide it by the total on-platform GMV for such cohort in the initial cohort year they joined our online marketplace. The resulting quotient is referred to as “dollar-based on-platform GMV retention rate.” On-platform dollar-based GMV retention rate equal to 100% would indicate that the seller cohort sold the same amount of on-platform GMV through our online marketplace in the current cohort year as they did in the initial cohort year they joined our online marketplace. As seen below, on average, our dollar-based on-platform GMV retention rate increases every cohort year, demonstrating our ability to attract, retain, and encourage our sellers to sell more through our online marketplace.

We expect to continue growing the seller stock value on our online marketplace and on-platform GMV retention from existing seller cohorts, while selectively onboarding vetted sellers of luxury design products, both within the United States and internationally. Across our diverse base of approximately 4,200 seller accounts across 55 countries, one seller represented approximately 5% of GMV and no other sellers accounted for 1% or more of GMV for the year ended December 31, 2020.

Growth and Retention of our Active Buyers

Our success depends in part on our ability to grow and retain our Active Buyer base. Our number of Active Buyers increased from 45,955 as of December 31, 2019 to 58,159 as of December 31, 2020. The total Number of Orders placed or reported through the 1stDibs marketplace for the year ended December 31, 2020 was 127,911, up from 102,606 for the year ended December 31, 2019. The figures below represent the growth of Active Buyers and Number of Orders for the years ended December 31, 2018, 2019, and 2020. We had no Active Buyers who represented 1% or more of on-platform GMV for the year ended December 31, 2020.

With an AOV of over $2,500 in 2020, Active Buyers drive our on-platform GMV and net revenue and contribute to the network effects that allow us to attract new sellers and exclusive inventory.

We have been able to grow our on-platform GMV from both new and existing buyers. While we continue to acquire new buyers, the share of on-platform GMV from existing buyers has remained stable, indicating our ability to retain a high-quality, stable buyer base.

We define new buyers as those who placed their first order on our online marketplace. The figures below represent our on-platform GMV from our online marketplace by buyer cohort for the year ended December 31, 2020.

We expect growth in new buyers to be driven by further penetration of the luxury consumer market, including growing our business in non-U.S. markets. In addition, we expect GMV to be driven by an increase in Active Buyers and continued strength in existing buyers.

Buyer Acquisition Costs and Lifetime Value

Our financial performance depends in part on attracting and retaining buyers. To continue to grow our business sustainably, we need to acquire and retain buyers in an efficient manner. We acquire buyers through our brand marketing and performance-based marketing efforts. The figure below represents the number of new Active Buyers acquired per quarter. We demonstrated accelerating growth in new Active Buyers during 2018 and 2019 and grew 49% year over year in the fourth quarter of 2020.

To measure the effectiveness of our marketing spend, we analyze LTV and Buyer Acquisition Cost (“BAC”). We focus on optimizing the LTV of our buyers and we seek to improve the ratio of LTV to BAC in an effort to optimize the efficiency of our marketing spend. We define LTV as the cumulative on-platform GMV attributable to a buyer cohort, multiplied by the average take rate and the average gross margin on fees collected from 1stDibs sellers, less retention marketing costs, each over a period of time attributable to new buyers acquired during a particular period, divided by the total number of new buyers in that cohort. Take rate is calculated by dividing all fees collected from 1stDibs sellers by GMV for the respective time period. We define BAC as the total buyer acquisition cost attributable to new buyers divided by the total new buyers in the same period. Buyer acquisition cost primarily consists of performance-based marketing and buyer promotional discounts and incentives.

We look at LTV per buyer to evaluate the long-term value attributable to each buyer acquired. The LTV/BAC ratio illustrates the average LTV each buyer generates as a multiple of BAC. Our increasing LTV to BAC ratio demonstrates that we establish long-lasting relationships with our buyer cohorts and drive increasing value over time. Across our 2015-2017 cohorts, we generated an average three-year LTV/BAC of 4.5x.

The following graphic illustrates the efficiency of our buyer acquisitions, as well as the profitability associated with retaining buyers. For example, to acquire our 2017 cohort, we paid, on average, a BAC of $252. The 2017 cohort’s LTV exceeded its BAC on the first order and increased over time as a result of repeat purchases and increased spend by retained buyers.

This results in an average LTV per buyer of $1,171 after three years of maturity following the initial acquisition, representing a 4.6 times payback of our original cost to acquire each buyer, demonstrating our long-term customer value, marketing efficiency, and profitable model.

Other Factors Affecting Our Performance

Our results of operations are impacted by a number of other factors, including, but not limited to, those discussed below. The extent to which these factors may positively or negatively impact our GMV and our results of operations, including our net revenue and gross profit, will depend in large part on the degree to which we are able to successfully achieve the following growth strategies, as well as the impact the ongoing COVID-19 pandemic may have on our business and on our seller and buyer base.

International Growth

Our growth will depend in part on international sellers and buyers, both of which constitute an increasing portion of our online marketplace transactions. On-platform GMV from buyers in non-U.S. markets constituted 22% in 2020, representing a large untapped international opportunity. Currently, our sellers and buyers are based in over 100 countries. Our long-term strategy is to localize the user experience by providing technology solutions such as translation and payment capabilities, focus on local marketing efforts through organic search, email, performance-based marketing, and optimized public relations, and customize content and collections to suit regional tastes. As of December 31, 2020, we had approximately 4,200 seller accounts across 55 countries and 39% of the supply on our online marketplace came from outside the United States.

We initially anticipate a decrease in marketing efficiency as we begin testing paid media campaigns and invest in localization in international markets. We believe, however, that by improving user experience, we can increase our buyer conversion rate of sessions to orders and drive longer-term marketing efficiency. Failure to successfully develop these 1stDibs experiences outside the U.S. market could affect our GMV, as well as our net revenue and other results of operations.

Diversify Product Verticals

Historically, our largest vertical by GMV has been antique and vintage furniture. Our unique product offerings in this vertical have inspired brand loyalty and increased demand for other luxury design products on the 1stDibs marketplace allowing us to expand into adjacent verticals, including new and custom furniture, jewelry, and art. We expect antique and vintage furniture to account for less than 50% of on-platform GMV for the foreseeable future. Our brand and operating track record in existing verticals allow us to unlock valuable supply across adjacent and new verticals, increasing the exclusive products available on our online marketplace, thereby increasing the LTV of our new and existing buyer cohorts. We aim to continue to diversify into new verticals so that we can grow our future revenue streams.

Growth in Brand Awareness

While we have grown to-date largely due to strong brand awareness from direct and organic channels such as word of mouth referrals, we have ample opportunity to drive further engagement with new and existing buyers. As we continue to build and maintain our buyer base, we plan to launch additional marketing campaigns with leading design industry organizations, interior designers, and influencers, host events and enter into partnerships with leading luxury brands and develop new and compelling editorial content. While a large portion of our advertising spend is dedicated to performance-based marketing, we have opportunities to explore relatively untapped channels, such as television, radio, podcasts, and online display, to bolster engagement on our online marketplace. As many users may continue to view 1stDibs primarily as a vintage and antique furniture marketplace, we have a substantial opportunity to educate our buyers on the breadth of our offerings and drive cross-vertical transactions.

Investment in Technology and Innovation

We have made, and will continue to make, significant investments in our platform to drive seller success through new tools, convert users to buyers, grow our long-term revenue and operating results, drive technological innovation, and enhance the overall experience of our online marketplace. As we continue to scale, we plan to invest in innovation to address the needs of our sellers and buyers and drive efficiencies in our business, localize our platform, and enter new verticals and geographies. Overall, investments in our platform are focused on maximizing traffic, increasing conversion rate, and improving the overall efficiency of our operations.

Impact of COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a global pandemic, which continues to spread throughout the United States and around the world. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets and on the U.S. and global economies, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus.

As a result of the COVID-19 pandemic, we have transitioned to an almost fully remote work environment and we may continue to operate on a significantly remote and geographically (including internationally) dispersed basis for the foreseeable future. This remote and dispersed work environment could have a negative impact on the execution of our business plans and operations. The increase in remote working may also result in consumer privacy, IT security, and fraud vulnerabilities, which, if exploited, could result in significant recovery costs and harm to our reputation. Further, as the COVID-19 pandemic continues, we may experience disruptions if our employees, our sellers and buyers, or our third-party service providers’ employees become ill and are unable to perform their duties, and if our operations, Internet or mobile networks, or the operations of one or more of our third-party service providers, are impacted.

In addition, we may experience risks related to the supply of luxury design products available through our online marketplace if our sellers face difficulty sourcing products in the event of any extended lockdowns or similar restrictions or measures implemented in response to the pandemic. Further, any prolonged economic downturn due to the pandemic (or otherwise) may negatively impact demand for luxury design products, including as a result of any significant or extended reduction in disposable incomes across our buyer base. Although we believe our business has been positively impacted to some extent by several trends related to the COVID-19 pandemic, including the increased willingness of sellers and buyers to engage in online transactions for luxury purchases, we cannot predict whether these trends will continue if and when the pandemic begins to subside, restrictions ease, and the risk and barriers associated with in-person transactions dissipate.

The COVID-19 pandemic has also led to a broader economic slowdown that may heighten other risks presented in this prospectus. Public health concerns, such as COVID-19, could also result in social, economic, and labor instability in the localities in which we or our vendors, sellers, and buyers reside. Any of these uncertainties and actions we take to mitigate the effects of the COVID-19 pandemic and uncertainties related to the COVID-19 pandemic could harm our business, financial condition, and results of operations. While we have not yet seen a material adverse impact on our operating results as a result of the pandemic, we cannot predict the duration, magnitude, or full impact that COVID-19 may have on our financial condition, operations, and workforce. See “Risk Factors—The COVID-19 pandemic has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways.”

Components of Results of Operations

Net Revenue

Our net revenue consists principally of seller marketplace services, software services, and advertisements. Seller marketplace services consist of subscriptions, listings, and marketplace transactions. Revenue from subscriptions consist of access to our online marketplace, allowing sellers, who are our customers, to execute successful purchase transactions with buyers. Sellers pay us for promoting certain products on their behalf and at their discretion through our online marketplace. For successful purchase transactions, sellers also pay us commissions ranging from 5% to 50%, and processing fees of 3%, net of expected refunds. If a seller accepts a return or refund of an on-platform purchase, the related commission and processing fees are refunded to the seller. Software services revenue consists of monthly and annual subscriptions allowing customers to access our Design Manager software, typically used by interior designers. Advertisements consist of impression-based ads displayed on our online marketplace on the seller’s behalf.

Our revenue recognition policies are discussed under “Critical Accounting Policies” and Note 2, “Summary of Significant of Accounting Policies,” to our consolidated financial statements, included at the end of this prospectus.

Cost of Revenue

Cost of revenue includes payment processor fees and hosting expenses. Cost of revenue also includes expenses associated with payroll, employee benefits, stock-based compensation, consulting costs, amortization expense related to our capitalized internal-use software, and other headcount-related expenses associated with operations personnel supporting revenue-related operations. A portion of rent, related facilities and maintenance costs, and depreciation of property and equipment related to a gallery space used by us is also allocated to cost of revenue. A Surrender Agreement for the gallery lease was entered into in December 2019.

In certain transactions where our shipping services are elected by sellers, we facilitate shipping of items purchased from the seller to the buyer. The difference between the amount collected for shipping and the amount charged by the shipping carrier is included in cost of revenue in the consolidated statement of operations.

Our cost of revenue as a percentage of net revenue may change over time as our revenue mix changes. We expect our cost of revenue to increase in absolute dollars to support our growth and to vary from period to period as a percentage of net revenue for the foreseeable future as we grow our online marketplace by increasing the number of sellers and buyers and generate higher net revenue.

Gross Profit and Gross Margin

Gross profit is net revenue less cost of revenue, and gross margin is gross profit as a percentage of net revenue. Gross profit has been, and will continue to be, affected by various factors, including leveraging economies of scale, the costs associated with hosting our platform, the level of amortization of our internal-use software, and the extent to which we expand our operations. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

Operating Expenses

Operating expenses consist of sales and marketing, technology development, general and administrative, and provision for transaction loss expenses. Direct and indirect employee-related costs, including stock-based compensation, and advertising costs are the most significant components of sales and marketing expense. Direct and indirect employee-related costs, including stock-based compensation, and consulting costs are the most significant components of technology development expense. Direct and indirect employee-related costs, including stock-based compensation, and rent and related facilities and maintenance costs are the most significant components of general and administrative expenses. We expect these costs to continue to increase in absolute dollars as we continue to hire new employees in order to support our anticipated growth. We include stock-based compensation expense in connection with the grant of the stock options in the applicable operating expense category based on the respective equity award recipient’s function.

Sales and Marketing

Sales and marketing expenses include advertising expense, payroll, employee benefits, stock-based compensation, rent and related facilities and maintenance costs related to our gallery space, depreciation of property and equipment related to the gallery, promotional discounts offered to new and existing buyers, incentives offered to select buyers who reach a certain purchase amount threshold, and other headcount-related expenses associated with the sales and marketing personnel. Advertising expenses consist primarily of costs incurred promoting and marketing our services, such as costs associated with acquiring new users through performance-based marketing, print advertising, email, and events. Promotional discounts and incentives represent incentives solely to end buyers and, therefore, are not considered payments made to our customers. Buyers are not our customers because access to the 1stDibs marketplace is free for buyers and we have no performance obligations with respect to buyers. Sales and marketing expenses are primarily driven by investments to grow our business and retain members on our online marketplace. We expect sales and marketing expenses to increase in absolute dollars and to vary from period to period as a percentage of net revenue for the foreseeable future.

Technology Development

Technology development expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with the engineering and product development personnel and consulting costs related to technology development. We expense all technology development expenses as incurred, except for those expenses that meet the criteria for capitalization as internal-use software. We expect technology development expenses to increase in absolute dollars and to vary from period to period as a percentage of net revenue for the foreseeable future.

General and Administrative

General and administrative expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with finance, facility and human resources related personnel, as well as general overhead costs of the business, including rent and related facilities and maintenance costs, depreciation and amortization of property and equipment, and legal, accounting, and professional fees. We expense all general and administrative expenses as incurred. We expect general and administrative expenses to increase in absolute dollars to support business growth and, in the near term, our transition to a public company.

Provision for Transaction Losses

Provision for transaction losses primarily consists of transaction loss expense associated with our buyer protection programs, damages to products caused by shipping and transit, and bad debt expense associated with our accounts receivable balance. We expect our provision for transaction losses to fluctuate depending on many factors, including changes to our buyer protection programs and the impact of regulatory changes, and we expect to continue to see the provision for transaction losses increase proportionally with our on-platform GMV and net revenue.

Other Income (Expense), net

Other income (expense), net consists primarily of interest income, interest expense related to our debt agreements, and foreign exchange gains and losses from our international operations.

Income Tax Benefit

We are subject to federal and state income taxes in the United States and taxes in foreign jurisdictions in which we operate. We have recognized a benefit from income taxes for the year ended December 31, 2019 as a result of the release of a portion of the valuation allowance upon the acquisition of Design Manager. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. We regularly assess the need to record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, we have recorded a valuation allowance against our federal and state deferred tax assets. Taxes for international operations were not material for the year ended December 31, 2019.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2019 and December 31, 2020:

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except share and per share data)
Net revenue	$70,567	$	$		%
Cost of revenue	23,718

Gross profit	46,849
Operating expenses:
Sales and marketing	44,170
Technology development	15,162
General and administrative	15,200
Provision for transaction losses	3,499

Total operating expenses	78,031

Loss from operations	$(31,182)	$	$		%
Other income (expense), net:
Interest income	718
Interest expense	(536)
Other income, net	738

Total other income (expense), net	920

Net loss before income taxes	(30,262)
Income tax benefit	409

Net loss	$(29,853)	$	$		%

The following table summarizes our results of operations as a percentage of net revenue for the years ended December 31, 2019 and December 31, 2020:

	Year Ended December 31,
	2019	2020
Net revenue	100%		%
Cost of revenue	34

Gross profit	66
Operating expenses:
Sales and marketing	63
Technology development	21
General and administrative	21
Provision for transaction losses	5

Total operating expenses	110

Loss from operations	(44)
Other income (expense), net:
Interest income	1
Interest expense	(1)
Other income, net	1

Total other income (expense), net	1

Net loss before income taxes	(43)
Income tax benefit	1

Net loss	(42)%		%

Comparison of the Years Ended December 31, 2019 and 2020

Net revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Net revenue	$70,567	$	$		%

Net revenue was $70.6 million for the year ended December 31, 2019, which primarily consisted of $67.6 million of seller marketplace services, which includes $45.3 million of commission and processing fees and $22.3 million of subscriptions and listing fees, and $3.0 million of other services, including advertisement revenue and software subscriptions.

Cost of Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$23,718	$	$		%

Cost of revenue was $23.7 million for the year ended December 31, 2019, which primarily consisted of $7.5 million of payment processing fees, $6.9 million in salaries and benefits, $3.5 million of amortization expense related to internal-use software, $1.5 million of hosting costs, $1.2 million of appraisal, curating, and content costs, $0.9 million of shipping costs, and $0.6 million of facilities costs related to our gallery space.

Gross Profit and Gross Margin

Gross profit was $46.8 million and gross margin was 66% for the year ended December 31, 2019.

Operating Expenses

Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Sales and marketing	$44,170	$	$		%

Sales and marketing expenses were $44.2 million for the year ended December 31, 2019, which primarily consisted of $17.8 million in salaries and benefits, $14.6 million of advertising costs, $3.4 million of promotional discounts and incentives, $1.7 million of travel and entertainment costs, $1.5 million of software costs, $1.4 million of consulting costs, and $1.2 million of facilities costs related to our gallery space.

Technology Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Technology development	$15,162	$	$		%

Technology development expenses were $15.2 million for the year ended December 31, 2019, which primarily consisted of $13.8 million of salaries, benefits, and consultant costs and $1.4 million of other expenses related to software, equipment, and other employee-related costs.

General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
General and administrative	$15,200	$	$		%

General and administrative expenses were $15.2 million, which primarily consisted of $4.8 million of facilities costs related to office space for employees, $3.4 million in salaries and benefits, $2.0 million of legal and professional fees, and $1.1 million of expense related to the sales tax contingent liability.

Provision for Transaction Losses

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Provision for transaction losses	$3,499	$	$		%

Provision for transaction losses was $3.5 million for the year ended December 31, 2019, which consisted primarily of $2.9 million of expense related to our buyer protection programs and $0.6 million of expense related to chargebacks and bad debt.

Other Income (Expense), Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Total other income (expense), net	$920	$	$		%

Other income (expense), net was $0.9 million for the year ended December 31, 2019, which consisted primarily of $0.7 million of interest income related to our related party notes receivable and $0.8 million of income related to foreign exchange gains, partially offset by $0.5 million of interest expense. The related party notes have since been fully repaid and are no longer outstanding.

Income Tax Benefit

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Income tax benefit	$409	$	$		%

Income tax benefit was $0.4 million for the year ended December 31, 2019, which consisted primarily of a tax benefit related to the release of a portion of the valuation allowance upon the acquisition of Design Manager.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated from our business operations, our Loan and Security agreement with Ally Bank (the “Term Loan”) which we entered in November 2016 and repaid in February 2019, and through non-registered sales of redeemable convertible preferred stock and common stock. As of December 31, 2019, we had cash and cash equivalents of $55.5 million. Since our inception through December 31, 2019, we incurred borrowings of $15.0 million under our Term Loan, and we have sold an aggregate of 57,731,450 shares of our redeemable convertible preferred stock, and 26,701,460 shares of our common stock, for aggregate net proceeds of $219.5 million. Our principal use of cash is to fund our operations and platform development to support our growth.

Based on our current plans, we believe our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements through at least the next 12 months. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. Additionally, we expect to incur additional costs as a result of operating as a public company. We also expect to continue to incur net losses for the foreseeable future as we invest in our growth. In addition, we had an accumulated deficit of $219.2 million as of December 31, 2019 and negative cash flows from operations of $18.5 million. We expect that operating losses and negative cash flows from operations could continue in the foreseeable future as we continue to invest in expansion activities. While management believes that our current cash and cash equivalents are sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months, we may need to borrow funds or raise additional equity to achieve our longer-term business objectives.

Our future capital requirements will depend on many factors, including:

•	the emergence of competing online marketplaces and other adverse marketing developments;

•	the timing and extent of our sales and marketing and technology and development expenditures; and

•	any investments or acquisitions we may choose to pursue in the future.

A change in the outcome of any of these or other variables could significantly impact our operating plans, and we may need additional funds to meet operational needs and capital requirements associated with such plans. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when we need it, it could harm our business, results of operations, and financial condition.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(18,469)	$
Net cash used in investing activities	(8,410)
Net cash provided by financing activities	60,956
Effect of exchange rate changes on cash, cash equivalents and restricted cash	117

Net increase in cash, cash equivalents and restricted cash	$34,194	$

Cash Flows from Operating Activities

During the year ended December 31, 2019, net cash used in operating activities was $18.5 million, which primarily consisted of a net loss of $29.9 million, adjusted by non-cash charges of $4.6 million and net cash inflows from the change in operating assets and liabilities of $6.8 million. The non-cash charges were primarily comprised of $5.2 million of depreciation and amortization and $1.1 million of stock-based compensation, partially offset by a decrease of $2.0 million of deferred rent. The net cash inflows from the change in our operating assets and liabilities were primarily due to a $6.8 million increase in other liabilities related to sales tax liabilities, deferred compensation, and gallery liabilities and a $3.7 million increase in accounts payable and accrued expenses as a result of our growth, partially offset by an increase of $3.0 million in prepaid expenses and other current assets and an increase of $1.9 million in receivables from payment processors.

Cash Flows from Investing Activities

During the year ended December 31, 2019, net cash used in investing activities was $8.4 million, which primarily consisted of $4.2 million of cash used for the development of internal-use software, $2.3 million of cash used for the acquisition of Design Manager, net of cash acquired, and $1.9 million of cash used for purchases of property and equipment.

Cash Flows from Financing Activities

During the year ended December 31, 2019, net cash provided by financing activities was $61.0 million, which primarily consisted of net proceeds of $75.9 million from the issuance of Series D redeemable convertible preferred stock and $0.3 million of proceeds from the exercise of stock options, partially offset by $15.2 million of cash used in the repayment of long-term debt in relation to the Amended Credit Agreement, including deferred debt refinancing costs.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

See Note 2 “Summary of Significant of Accounting Policies” to our consolidated financial statements, for a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

While our significant accounting policies are described in greater detail in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements appearing at the end of this prospectus, we believe that the following policies are those most critical to the judgements and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We generate revenue primarily from our seller marketplace services as well as other optional services including advertisements and software services sold to interior designers. Revenue is recognized as we transfer control of promised goods or services transfers to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we obtain control of the specified goods or services by considering if we are primarily responsible for fulfillment of the promise, have inventory risk, or have latitude in establishing pricing and selecting suppliers, among other factors. Based on our evaluation of these factors, revenue is recorded either gross or net of costs associated with the transaction.

Seller Marketplace Services (Subscriptions, Listings, and Marketplace Transactions)

We sell subscriptions to access the 1stDibs.com marketplace, which allow sellers to promote and list items to be sold to buyers and execute successful purchase transactions with buyers. Through the subscription the sellers receive the benefit of marketplace activities, including listing items for sale, completing sales transactions, and payments processing, which represents a single stand-ready performance obligation. We have determined that our customers are sellers on our online marketplace since sellers pay for the use of our online marketplace to sell their inventory. We offer sellers annual subscriptions that are payable on a monthly basis. If during the annual subscription period a seller ceases to make its monthly payment, we are no longer obligated to provide the subscribed services and the seller can be terminated at our sole discretion.

We earn listing fees from sellers who are subscribed to our online marketplace on a per item basis as directed by the seller to promote certain items at the seller’s discretion.

We charge sellers commission and processing fees, for successful purchases through our online marketplace. The commission fees range from 5% to 50% and processing fees are 3%, net of expected refunds. If a seller accepts a return or refund of an on-platform purchase, the related commission and processing fees are refunded to the seller. We record discounts provided to the end buyer, to whom we have no performance obligation, such as promotional discounts, in selling and marketing expense, since the discounts are not related directly to the revenue source but rather used as a marketing tool and the seller is not made aware of the discounts provided to the end buyer.

For the items purchased through the 1stDibs marketplace, we collect the gross merchandise value from the buyer, but recognize the associated revenue on a net basis, which equates to the commissions and processing fees earned in exchange for the seller marketplace facilitation services. We do not take title to inventory sold or assume risk of loss at any point in time during the transaction, and we are authorized to collect consideration from the buyer and remit net consideration to the seller to facilitate the processing of the confirmed purchase transaction.

The subscription fee is recognized monthly, the commission and processing fees are recognized net of estimated refunds when the corresponding transaction is confirmed by the seller and buyer, and the listing fee is recognized ratably over time when the listing is publicly posted.

Advertisements

Advertising revenue is generated by displaying ads on the 1stDibs marketplace. For advertising services, we enter into agreements with advertisers, or sellers, in the form of signed insertion orders, which specify the terms of services and fees, prior to advertising campaigns being run. We recognize revenue from the display of impression-based ads in the period in which the impressions are delivered in accordance with the contractual terms of the seller insertion orders. Impressions are considered delivered when an ad is displayed to users.

Software Services

Through our subsidiary, Design Manager, we offer subscriptions to access software used by interior designers. Subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. We offer both monthly and annual subscriptions. For software services, we offer subscriptions to customers that are tailored to design firms as an end-to-end business solution for project management and accounting and enter into agreements with the customers through their acceptance of online terms of service, which specifies the terms of services and fees, prior to the customers receiving access to the software platform.

Business Combinations

We account for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date, and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Transaction costs related to business combinations are expensed as incurred.

Long-lived assets, primarily consisting of goodwill and other intangible assets, represent the largest components of our acquisitions. The intangible assets that we have acquired include customer relationships, developed and acquired technology, trade names, and associated trademarks. The intangible assets are valued using an income approach based on projected cash flows or a replacement cost approach. The estimated fair values of our intangible assets reflect various assumptions including discount rates, revenue growth rates, operating margins, terminal values, useful lives, and other prospective financial information.

Determining the fair value of the assets and liabilities acquired is judgmental in nature and can involve the use of significant estimates and assumptions. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact net income in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. When we make an acquisition, we also acquire other assets and assume liabilities. These other assets and liabilities typically include but are not limited to, accounts receivable, accounts payable, and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities’ balance sheets.

During the measurement period, which extends no later than one year from the acquisition date, we may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statement of operations and consolidated statement of comprehensive loss as operating gains or losses.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives.

We capitalize costs related to internal-use software during the application development stage, including consulting costs and compensation expenses related to employees who devote time to the development projects. We record software development costs in property and equipment, net. Costs incurred in the preliminary stages of development activities and post implementation activities are expensed in the period incurred and are included in technology development in the consolidated statement of operations. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality.

Once the project is available for general release, capitalization ceases, and the asset can begin being amortized. Capitalized costs associated with internal-use software are amortized on a straight-line basis over their estimated useful life, which is generally three years.

When assets are sold or retired, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts, with any resulting gain or loss recorded in income from operations. Costs of repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Our goodwill impairment test is performed at the reporting unit level, based on us having our two reporting units, 1stDibs and Design Manager.

Our goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. Such qualitative factors include our industry and market considerations, economic conditions, entity-specific financial performance, and other events such as changes in management, strategy, and primary customer base. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the goodwill is deemed not to be impaired and no further action is required. If the fair value is less than the carrying value, goodwill is considered impaired and a charge is reported as impairment of goodwill in the consolidated statement of operations.

Stock-Based Compensation

We measure all stock-based awards granted to employees, directors, and non-employees based on the fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of our common stock, expected stock price volatility, the expected term of the award, and the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. Treasury bond yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

The fair value of our common stock underlying options has historically been determined by our board of directors, with input from management, and considering third-party valuations of our common stock. Because there has been no public market for our common stock, the board of directors has determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital, and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock will be determined by the board of directors until such time as our common stock is listed on an established stock exchange.

Common Stock Valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, and considering our most recently available third-party valuation of our common stock. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

Our board of directors considered the fair value of our common stock by first determining the equity value of our company, and then allocating that value among the various classes of our equity securities to derive a per share value of our common stock.

The equity value of our company was determined using the market approach by reference to the closest round of equity financing, if any, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to us.

In allocating the equity value of our company among various classes of stock, we used the option pricing method (“OPM”). The OPM takes into account the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM arrives at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our results of operations, financial position, and capital resources;

•	industry outlook;

•	the lack of marketability of our common stock;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks are described below.

Interest Rate Sensitivity

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. We held cash and cash equivalents of $55.5 million as of December 31, 2019. We generally hold our cash in non-interest-bearing checking accounts. Cash equivalents consist of amounts invested in money market accounts. Due to the nature of our cash and cash equivalents, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of our cash and cash equivalents. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Foreign Currency Risk

Our net revenue is primarily denominated in U.S. dollars, Euros, and British pounds, depending on the currency selection of the seller. Our cost of revenue and operating expenses are primarily denominated in U.S. dollars, except for our U.K. operations, which are denominated in British pounds. As our online marketplace continues to grow globally, our results of operations and cash flows may be subject to fluctuations due to the change in foreign exchange rates. To date, fluctuations due to changes in the Euro and British pound have not been significant, but may experience material foreign exchange gains and losses in our statement of operations in the future. As of December 31, 2019, a 10% increase or decrease in current exchange rates would not have a material impact on our consolidated financial statements.

Credit Risk

We are exposed to credit risk on accounts receivable balances. This risk is mitigated by requiring upfront payment for many of our services and due to our diverse customer base, dispersed over various geographic regions and industrial sectors. No single customer comprised more than 10% of our net revenue in 2019. We maintain provisions for potential credit losses and such losses to date have been within our expectations. We evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts need to be recorded.

Inflation Risk

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

BUSINESS

Our Mission

To enrich lives with extraordinary design.

Company Overview

We are the world’s leading online marketplace for luxury design products, connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. Our thoroughly vetted seller base, in-depth editorial content, and custom-built technology platform create trust in our brand and facilitate high-consideration purchases of luxury design products online. By disrupting the way these items are bought and sold, we are both expanding access to, and growing the market for, luxury design products.

1stDibs began in 2000 with the vision of bringing the magic of the Paris flea market online by creating a listings site for top vintage and antique furniture sellers. Soon thereafter, we moved our headquarters to New York City and focused primarily on adding U.S.-based sellers to our site. The quality of our initial seller base enabled us to build a reputation in the design industry as a trusted source for unique luxury design products. Over our 20-year operating history, we have strengthened our brand and deepened our seller relationships. Today, we operate an e-commerce marketplace with approximately 4,200 seller accounts located across 55 countries, 3.5 million users, and a seller stock value in excess of $            , as of December 31, 2020.

We maintain a close relationship with our sellers, the vast majority of which are small businesses. We provide them access to a global community of buyers and a platform to facilitate e-commerce at scale. Our sellers use our platform to manage their inventory, build their digital marketing presence, and communicate and negotiate orders directly with buyers. In each month in 2020, we facilitated an average of over 36,000 conversations between sellers and buyers on our platform. We are an important partner for our sellers, with 34% reporting 1stDibs as their primary sales channel in 2020.

The uniqueness, diversity, and high quality of the products on our online marketplace, together with an active marketing effort, have produced a large, global, and growing base of design-loving buyers. Our user-friendly interface, dedicated specialist support, and 1stDibs Promise enable a trusted purchase experience. In 2020, we had more than 58,000 Active Buyers with an average aggregate purchase per year of over $5,500, an AOV above $2,500, and an average of 2.2 orders per Active Buyer. Our AOV is approximately 24 times greater than the e-commerce industry average, according to IRP Commerce, supported by buyer confidence in our online marketplace and our trusted brand. Highly experienced interior designers, whom we refer to as trade buyers, are frequent, repeat purchasers on our online marketplace and accounted for 27% of our on-platform GMV in 2020.

As our online marketplace has scaled, we have created powerful network effects, with better supply attracting more buyers and more buyers encouraging high-quality sellers to join and remain on our platform. Once in motion, the flywheel effect of this network enhances both seller and buyer quality, which we believe drives a competitive advantage. We operate an asset-light business model, which allows us to scale in a capital efficient manner. While we facilitate shipping and fulfillment logistics, we do not take physical possession of the items sold on our online marketplace.

We are driving consumer demand for luxury design products online by providing global access to a traditionally fragmented, local, and offline market. In 2020, 77% of 1stDibs sellers sold an item to a buyer outside of the seller’s home country. As sellers and buyers of luxury design products gain experience transacting online, we believe our combination of technology, service, and brand positions us to enable and grow this market by providing sellers and buyers the tools and access they need.

Our proprietary technology platform enables a purchase funnel that is more robust and interactive than the conventional e-commerce experience. The discovery and transaction process in our industry is more complex than in most e-commerce categories. Specifically, transacting in unique luxury design products requires the ability for sellers and buyers to exchange messages, negotiate prices, arrange customized shipping support, and pay swiftly and securely through various payment methods. Our platform turns this complex order flow into an easy-to-use process and converts the valuable data we collect from buyers’ browsing and purchase activity into actionable insights for both sellers and buyers. We empower buyers to engage directly with sellers on our platform throughout all stages of a transaction. Our technology and data represent the cumulative experience of 20 years of business activity, and we believe are extremely difficult to replicate.

We have experienced substantial growth since our founding in 2000. We grew our GMV from $13.8 million in 2013 to $342.6 million in 2020, a compounded annual growth rate of 58%. We grew our net revenue from $70.6 million in 2019 to $             million in 2020, a growth rate of         %. In 2019, we generated a net loss of $29.9 million and Adjusted EBITDA of $(25.0) million, compared to a net loss of $             million and Adjusted EBITDA of $             in 2020. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Market Opportunity

We connect sellers and buyers in what has historically been a fragmented and highly localized global market for unique luxury design products. This market has generally operated offline, functioning mostly through independent galleries, boutiques, and auction houses, thereby restricting a seller’s potential buyer audience and limiting a buyer’s range of purchasable luxury design products. These offline operations create barriers to both new supply and new demand, limiting the market’s overall growth potential.

We created a single online marketplace that consolidates previously isolated sellers and buyers on a global scale. We believe our online marketplace, powered by our technology platform, has transformed almost all dimensions of the luxury design buying experience by increasing accessibility and enhancing selection and convenience. By removing geographic barriers and providing inspiration and discovery, we have disrupted this industry and made 1stDibs the go-to online destination for luxury design products.

Global Luxury Market

Our core market, including high-quality design furniture and homewares, fine art, and watches and jewelry, was estimated to be approximately $129 billion in 2020, according to Bain & Company. Our platform is built on a scalable infrastructure that allows us to enter adjacent luxury markets and expand our addressable market with minimal additional investment. The personal luxury goods market, as defined by Bain & Company, excluding watches and jewelry, was estimated to total approximately $210 billion in 2020 and includes adjacent categories, such as footwear, leather goods, apparel, and beauty.

Combining our core market of high-quality design furniture and homewares, fine art, and watches and jewelry with the personal luxury goods market (excluding watches and jewelry), results in an estimated total addressable market size of $339 billion as of 2020.

Expanding the Luxury Goods Market

While the global luxury design market is already large, we believe that as a digital disruptor we have the potential to further expand the overall size of our market. We believe we are growing the market by: (1) increasing the number of digital global luxury design sellers by enabling them to transact on a global online marketplace that materially expands their potential customer base; and (2) growing the luxury design buyer base by introducing our online audience to unique products previously only accessible via in-person galleries, boutiques, and auction houses. Since the launch of our e-commerce platform, we have seen GMV grow to $342.6 million in 2020, demonstrating the effectiveness of our approach.

As we reinvent how buyers discover and engage with luxury design products, we have found that we are attracting a new and broader audience to our market. Based on an internal survey, we estimate that less than 25% of our buyer base has previously purchased furniture, art, or jewelry from auction houses, which had been the bastion for much of the high-end luxury design market. This highlights the latent demand previously inaccessible in the traditional offline gallery and auction environment. Furthermore, we have sold items on our online marketplace ranging from less than $100 to $1 million, demonstrating that high-end luxury design products are attainable and within reach of the expanding buyer audience we are attracting to the market.

Global Increase in High Net Worth Individuals

As our user base broadens, we are also benefiting from an increase in global high net worth individuals (“HNWI”), or individuals with greater than $1 million in investable assets. HNWIs are a key and highly coveted customer demographic within the high-end luxury design market. As of December 31, 2020, we estimate that HNWIs comprised approximately 13% of our U.S. user base.

The wealth of HNWIs has increased at a CAGR of 7% from 2012 to 2019, reaching $74 trillion as of 2019, and, as of 2018, is expected to exceed $100 trillion by 2025, according to Capgemini studies. According to Capgemini, the global HNWI population has more than doubled since 2008, reaching approximately 20 million individuals globally as of 2019.

Increasing Online Penetration

The online portion of the personal luxury goods market has increased from 12% of total sales in 2019 to an estimated 23% of total sales in 2020. Bain & Company estimates that online personal luxury goods purchases will continue to grow, reaching up to 30% of total sales by 2025.

One of the most significant trends driving online penetration in the luxury goods market is an increasingly digitally native customer base. According to Bain & Company, Gen-Y and Gen-Z, born during 1981-1995 and 1996-2015, respectively, accounted for 44% of luxury goods purchases in 2019 and an estimated 57% of such purchases in 2020. By 2025, Gen-Y and Gen-Z are expected to collectively account for over 65% of purchases in the luxury goods market. These generations are leading the shift from offline to online commerce and will soon dominate the luxury market’s customer base.

While the COVID-19 pandemic has accelerated the shift to online sales in the personal luxury goods market, we believe the driving forces behind this shift were already well underway before the COVID-19 pandemic and are expected to remain.

The 1stDibs Marketplace

Trust

Trust is at the core of the online marketplace that we have built over the past 20 years. Trust in our online marketplace is critical to facilitating online transactions of highly considered purchases with high price points. In 2020, over 20% of our on-platform GMV was generated from orders with an item value above $15,000 and the number of items sold for $100,000 or more increased by 48%. Our thorough seller vetting process and ratings system inspire buyer confidence in our sellers and in the authenticity and quality of the luxury design products sold on 1stDibs. Extensive fraud protection and secure payment solutions further establish the trust sellers and buyers have in our online marketplace. The ability for buyers to interact and negotiate prices directly with sellers increases both on-platform conversion and buyer retention rate. In 2020, we retained 36% of the 2019 on-platform GMV from buyers acquired in 2019. This retention rate and our AOV of over $2,500 for the year ended December 31, 2020 are evidence of the trust in our online marketplace. Our 1stDibs Promise gives our buyers peace of mind with every purchase by providing the following features and commitments:

•	A community of thoroughly vetted sellers from around the world to ensure authentic and high-quality products;

•	Confidence at checkout with multiple secure payment options and a comprehensive fraud protection and prevention program;

•	Customer service support from dedicated specialists to answer questions, assist with orders, and stand ready to resolve any transaction or technical issues throughout the buying process;

•	Worry-free cancellations within 24 hours;

•	The ability to work with both parties in the unlikely event a buyer receives an item that is different than described or has been damaged in transit and to resolve the issue;

•	A price-match guarantee to ensure that if a buyer finds a 1stDibs seller that has the same item for a lower price elsewhere, 1stDibs will match it; and

•	Facilitation of a seamless, transparent, and insured global end-to-end logistics and delivery experience focused on security and a high level of care.

Value Proposition to Sellers

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Demand Generation: As of December 31, 2020, we provided sellers access to a global base of over 3.5 million users in over 100 countries, who would otherwise largely be inaccessible in an offline market. We built 1stDibs to empower and inspire confidence in our sellers by using our proprietary technology to digitize and transform their businesses. We believe that creating a digital presence and enabling access to buyers across the globe allows us to expand the addressable market for contemporary, vintage, and antique luxury sellers. In our 2020 annual seller survey, 52% of sellers told us that “1stDibs delivers customers I could not get on my own.”

•

Operational Efficiency: Our sellers can efficiently scale their businesses without the friction associated with in-person sales and multiple third-party platforms. The ability to offer a convenient, seamless transaction experience, including on-platform communications and a wide range of payment solutions, further drives buyer conversion. Sellers can add new products to our online marketplace whenever they choose, essentially creating a storefront that remains open 24/7. Making sellers’ inventory available online to a global audience allows them to reach new buyers and drive increased sales without increasing their physical footprint. We maximize search engine optimization to help buyers find items and connect with our sellers, allowing them to purchase products tailored to their tastes and preferences with ease. Access to a dedicated app enables our sellers to communicate with buyers and complete these transactions from around the world. We have assembled a robust network of logistics providers to help sellers fulfill orders at a lower cost, giving them an advantage relative to conventional offline sales and allowing them to focus more time on what they do best: curating and selling unique luxury design items.

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Creation of Seller Identity: Sellers can establish an online presence and identity on our online marketplace. They have autonomy to publish item descriptions and pictures, curate their storefront and biographies, and communicate and negotiate directly with buyers. Expanding a seller’s ability to share its story across various forms of media, including text, photographs, and videos, significantly increases buyer engagement and conversion. Once sellers are added to our online catalogue, we help build sellers’ brands through editorial and social placements, including our online magazines Introspective and The Study, which offer sellers additional avenues through which to advertise online.

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Data Analytics: Our platform provides us with rich data throughout the entire user journey. This data allows sellers to offer more relevant products and optimize their pricing strategies, which enables them to efficiently scale their businesses. We provide sellers with a comprehensive suite of seller tools, education, and analytics with no additional charge, including reporting, tracking, and inside perspectives on pricing based on the historical sales of similar items. Sellers also benefit from our proprietary algorithms and targeting technologies to connect with both consumers and trade buyers.

Value Proposition to Buyers

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Curated Assortment: We are a highly sought after destination for unique, high-quality luxury design products. Thoroughly vetting all sellers on our online marketplace supports our buyers’ desire for quality and curation, thereby reducing their search time and purchase risk. We provide buyers with design inspiration through our expertly merchandised collections and our online editorial publications Introspective and The Study.

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Control: Unlike conventional offline alternatives, we offer our buyers convenient 24/7 access to over one million luxury design products. We remove complexity and introduce transparency to the purchasing process. We allow buyers to transact securely from their homes, bypassing the complicated and time-intensive process and often opaque pricing associated with traditional offline channels. Our valuable buyer base also appreciates the privacy and anonymity associated with purchasing products online through our marketplace.

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Quality of Experience: Our messaging service allows buyers to communicate directly with sellers, receive quick responses, and negotiate prices. Multiple possible payment methods offer our buyers a convenient checkout experience compared to traditional offline retail channels. Our Price-Match Guarantee further increases purchasing confidence, as buyers are assured they will always transact at the lowest price. Trade buyers further benefit from tailored programs such as trade exclusive pricing and buyer incentives through our Trade 1st program. Our customer experience associates help ensure the satisfaction of sellers and buyers by addressing and assisting in the resolution of questions relating to orders, deliveries, returns, and disputes.

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Personalization: We collect rich data around our buyers’ browsing patterns and purchase behaviors. We use this data to personalize our marketing efforts and listing suggestions. As a result, we are able to curate our buyers’ feeds to target their specific tastes and preferences. This personalization improves user engagement. We provide high-touch human support for consumer and trade buyers through our customized private client and trade service teams, which further enhances the buying process.

Our Competitive Strengths

Largest Selection of Unique Luxury Design Products

We offer the largest online selection of luxury design products from leading sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. We believe our growing collection of over one million luxury design products is unmatched and makes us the premier destination for design lovers and enthusiasts. Luxury and antique design products tend to retain value over time as a result of their scarcity and durability. We aggregate supply from a large number of globally distributed sellers, offering buyers a destination to access a variety of luxury design products across multiple verticals online. As of December 31, 2020, we had approximately 4,200 seller accounts across 55 countries, with 39% of our listings located outside the United States.

20-year Brand History Built on Trust and Authenticity

We have built a brand that is native to the Internet and synonymous with luxury design. Our brand is extensible across verticals and geographies, based upon our long-standing relationships with leading sellers of luxury design products and the trust we have established with buyers, creating a significant barrier to entry. Our high-quality editorial content shows the depth of our domain expertise, giving us credibility with sellers, building buyer trust and loyalty in our brand and online marketplace. This trust is built through a seamless buying and selling experience, backed by years of excellence and an industry-leading vetting process.

Our vetting specialists work with sellers to complete a comprehensive evaluation to ensure the authenticity of the sellers and quality of service. These specialists are highly trained, experienced design experts and conduct extensive due diligence on each seller. This vetting process is highly scalable, and helps to ensure that our buyers can continue to purchase items on our online marketplace with confidence, as we grow.

Highly Engaged Buyer Community

Our online marketplace appeals to a broad range of design lovers across multiple income groups, geographies, and age groups. Our buyers appreciate the value of high-quality luxury products and want a convenient and secure way to complete these highly considered product purchases. In 2020, our Active Buyers had 85 sessions and viewed 254 product pages, on average. In addition, in 2020, 65% of orders on our online marketplace were negotiated prior to a purchase. Our editorial content, combined with our expert curation and merchandising, helps buyers navigate through over one million luxury design products. Personalized recommendations further tailor this discovery process.

Seamless Purchasing Experience

We deliver a seamless luxury experience in a digital environment. We pioneered a two-sided communication functionality that allows sellers and buyers to negotiate directly through our platform’s message center. Our buyers also have access to a dedicated sales and customer experience teams to ensure a smooth, convenient, and personalized buying experience. As ambassadors of 1stDibs, our sales team interacts with high potential trade accounts and private clients to identify sales opportunities and to educate them on our service offerings. Buyers enjoy the flexibility of accessing our platform across devices and choosing among a wide range of payment options and purchase formats, such as Private Offer or Negotiation. Additionally, we have assembled a global network of logistics providers to allow our sellers to seamlessly ship products virtually anywhere in the world and provide a positive order fulfillment experience for buyers.

Powerful Network Effects

We created powerful network effects by leveraging our proprietary data and technology, with better supply attracting more buyers and more buyers encouraging high-quality sellers to join and remain on our online marketplace. Once in motion, the flywheel of this network enhances both seller and buyer quality and drives a competitive advantage. Having more buyers on our marketplace increases the sale potential for our luxury design sellers, causing them to list more inventory and focus more time on 1stDibs buyers. This value cycle serves as a barrier to entry against potential competition. This network effect has driven tremendous value to all parties and made 1stDibs one of the largest luxury design online marketplaces in the world with increasing returns to scale.

Fully Scalable Marketplace Model

We are the only online marketplace operating a scaled, asset-light business that offers a curated selection of luxury design products across our specific verticals. We do not own or manage inventory or directly manage fulfillment and shipping, further supporting favorable working capital dynamics as we grow. Our scalable technology platform, coupled with our valuable implementation experience, enables us to efficiently drive expansion into new geographies and verticals while supporting the creation and development of new applications.

Powerful Data and Analytics

We use proprietary data and algorithms to drive operational insights that continuously enhance our seller and buyer experiences. We leverage this data, including user behaviors, sales trends, and seller behaviors, to improve the effectiveness of our buyer targeting and conversion efforts, and increase supply growth from existing and prospective sellers. As our online marketplace grows, our data becomes increasingly valuable. This data advantage allows us to develop business processes to optimize our operations, including marketplace supply, merchandising, authentication, pricing, marketing, and servicing. We collect and share data from across the platform to improve seller tactics and help them make informed decisions about sourcing, pricing, and selling products on our online marketplace. We use internal and external data to target, acquire, and retain qualified buyers through performance-based, data-driven marketing campaigns.

Innovative and Proprietary Technology

Our highly sophisticated, purpose-built technology stack facilitates complex, multi-step online transactions and is extremely difficult to replicate. We created an extensive digital catalog in luxury design with associated metadata that is used to simplify buyer experience in an ordinarily complex purchase process. Technology powers all aspects of our business, including our complex single-SKU and multi-SKU inventory management system. We intend to continue to leverage automation and tools to improve efficiency and deliver a positive customer experience. A majority of 1stDibs buyers access our online marketplace via a mobile device, which offers a much broader set of buyer data than can be realized through the website. We believe this data advantage will continue to grow as the growth of app and mobile web usage outpaces the growth of usage of the website itself.

Diverse, Experienced, and Proven Team

We have built a talented, experienced management team led by our CEO, David Rosenblatt, who joined 1stDibs nine years ago with a vision to transform the online luxury experience. Members of our management team have helped create and grow leading luxury, design, and technology businesses globally such as Amazon, DoubleClick, eBay, Farfetch, PayPal, and Twitter, and have retained a strong entrepreneurial spirit and a wide array of knowledge. Diversity is both a priority and strength of our company. As of December 31, 2020, 71% of our senior management team and 55% of our employee base were female, and 25% of our senior management team and 31% of our employee base self-identify as ethnically diverse. Our employee base reflects diversity in backgrounds and experiences and each employee contributes different perspectives, ideas, strengths, and abilities to our business. Our culture is one of innovation and entrepreneurship, where inspired people thrive in a convergence of technology and design. Our employees think creatively, act collaboratively, and use technology and data to solve problems. Our management team’s clear sense of mission, long-term focus, commitment to our core values, and focus on transforming the luxury design industry through technology are central to our success.

Our Growth Strategies

Expand Our Buyer Base

We are focused on continuing to grow our buyer base and believe we are still in the early stages of introducing a unique and growing supply of luxury design products to a much broader audience. Of our 3.5 million users as of December 31, 2020, we estimate that approximately 70% are U.S.-based and 30% are international, which represents less than 1% penetration of the population of both markets. We have primarily grown our current buyer base organically through word-of-mouth, mentions in the press, and earned media. In addition to continued organic growth, we believe we can significantly increase our buyer base by utilizing targeted, data-driven marketing efforts that generate meaningful returns. We believe we can continue to expand our buyer audience across a wide swath of buyer demographics including income, geography, and age, as well as level of design experience and design preference.

Increase the Lifetime Value of Our Buyers

We plan to focus on deepening our existing buyer relationships and driving increased retention and purchase frequency to increase the LTV of our buyer base. We will continue to refine our buyer analytics, increase personalization and product recommendations, and improve our mobile experience. These initiatives will provide additional opportunities to cross-sell across verticals, driving increased engagement and expanding wallet share within our existing buyer base.

We have demonstrated that we can drive higher conversion and AOV in subsequent purchases, as well as in purchases across adjacent verticals, such as jewelry and watches, on our online marketplace to increase purchase frequency, wallet share, and LTV. Approximately 25% of 2020 Active Buyers made a purchase in more than one vertical over their lifetime as 1stDibs buyers. These buyers had an average lifetime on-platform GMV 8.6 times higher than those buyers who purchased within only one vertical. As we continue to expand into new verticals, we increase our value proposition to buyers and expect both the total number of cross-vertical buyers and LTV of cross-vertical buyers to increase.

Grow Our Marketplace Supply

We intend to further increase the supply on our online marketplace while maintaining our thorough seller vetting process, by offering a captivating value proposition and enhanced item listing tools, adding new inventory from existing sellers, and growing the range of sellers from whom we source.

We continue to enhance our value proposition for sellers. We provide broad and growing access to a global base of design-minded buyers and a platform with a comprehensive suite of tools that help our sellers successfully transact and scale their business. This value proposition drives sellers to our online marketplace, deepens the breadth of our inventory, and helps attract new buyers.

Based on our 2020 internal survey, we believe existing sellers are steadily increasing their inventory on the 1stDibs marketplace, with our average seller now listing 55% of their total inventory on our online marketplace, versus 51% and 48% in 2019 and 2018, respectively. Further, 81% of sellers surveyed by us indicated that they intend to increase their number of listings on our online marketplace. In addition, 34% of sellers reported 1stDibs as their primary sales channel in 2020 as compared to 24% in 2019. While the COVID-19 pandemic has accelerated this shift, we believe the driving forces were already underway before the COVID-19 pandemic, as sellers and buyers recognize the benefits of transacting online.

We may also choose to expand our network of sellers inorganically, either through acquisitions of, or partnerships with, companies or design brands, notably within localized non-English speaking markets.

New Product Verticals

We have demonstrated our ability to successfully grow and diversify beyond our original offering of vintage furniture, as exemplified by our proven track record of expanding both across verticals, such as art, jewelry, and fashion, and within verticals, such as the expansion from vintage and antique furniture to include new and custom furniture. Our platform infrastructure is designed to scale with growth and diversification in mind. Adding verticals has several benefits, including increasing our addressable market, the number of sellers and buyers, and purchasing frequency, and offering our buyers a wider supply of inventory while strengthening our brand as a preeminent online destination for luxury design products.

Expand Marketing Efforts and Drive Brand Awareness

We believe that the growth of our online marketplace is a testament to our compelling value proposition for 1stDibs sellers and buyers. Our sellers and buyers are our best marketers, sharing their positive experiences directly with others. We deploy the majority of our marketing budget on performance-based, data-driven marketing campaigns to attract users and cost-effectively convert them to buyers and to retain buyers.

We also believe we have a significant opportunity to increase awareness of our brand and attract a much larger audience of buyers. We intend to broaden our marketing efforts to include additional marketing channels, including television, radio, podcasts, and online display advertising, where we believe a large opportunity currently exists to not only drive increased visibility but also deepen our connection with both existing sellers and buyers.

Expand Internationally

In 2020, the vast majority of our buyers were located in the United States and other English-speaking countries. As of December 31, 2020, 39% of the supply on our online marketplace comes from outside the United States, while only 19% of buyers are located internationally. We believe that this presents a large international expansion opportunity, particularly within France, Germany, Switzerland, Italy, and China, where we have existing demand. Our website traffic also indicates strong international presence and opportunities for conversion, with approximately 33% of current traffic coming from outside the United States. Furthermore, in 2020, our non-U.S. on-platform GMV grew 47% with limited investment, a growth rate faster than that of our U.S. on-platform GMV, indicating that we have the opportunity to capture additional international demand.

In continuing to expand internationally, we plan to focus initially on organic search and later on performance-driven paid marketing and email campaigns. We may also expand internationally through acquisitions.

1stDibs Marketplace

Our online marketplace connects a global network of sellers and buyers through a scalable, e-commerce platform. Sellers utilizing our online marketplace have significantly greater access to buyers, particularly highly engaged buyers, compared to alternative online and offline channels. Sellers can establish their presence and identity on our online marketplace, publish item descriptions and photos, curate storefronts, and communicate directly with buyers. With our platform, sellers have the flexibility to sell their products in various formats, the ability to control pricing, and access to our full suite of seller tools, analytics and education, free of additional charge, including reports, tracking, and inside perspective on pricing. In addition, our online marketplace provides access to a robust network of logistics providers to help sellers fulfill orders efficiently. These tools allow them to become more effective, targeted sellers.

Through our online marketplace, buyers have access to a curated supply of luxury design products from thoroughly vetted sellers. Our messenger service allows buyers to communicate directly with sellers and negotiate in the marketplace. Buyers can purchase products through multiple secure payment options, with the benefit of comprehensive fraud protection and prevention programs and resolution assistance in the event a buyer receives an item that is different from what was described or is damaged in transit. We offer interior designers, whom we also refer to as “trade buyers,” additional benefits such as trade-only personalized support, exclusive trade pricing, and buyer incentives through our Trade 1st program, and editorial coverage. Whether the buyer is an individual consumer or trade buyer, we provide support at the individual level through our Private Client and trade services to provide a seamless buying process.

The 1stDibs marketplace focuses on delivering high-quality seller and buyer experiences:

Curated Supply of Luxury Design Products

Our vetting specialists engage with sellers to complete a comprehensive evaluation to ensure the authenticity of the sellers and quality of service they provide. These specialists are highly trained, experienced design experts and conduct extensive due diligence on each seller. This vetting process is highly scalable and helps to ensure that our buyers can continue to purchase items on our online marketplace with confidence, as we grow. Through our online marketplace, we offer a curated supply of luxury design products from leading sellers and makers across our specific verticals, offering buyers a destination to access vintage and antique furniture, new and custom furniture, jewelry and watches, art, and fashion.

Vintage and Antique Furniture

We remain the premier online destination for antique and vintage furniture and décor, sourced from prestigious, thoroughly vetted sellers from around the world. With over 450,000 luxury design pieces, we offer exceptional and iconic items from every era. Popular items include Hans Wegner lounge chairs, Charlotte Perriand stools, Florence Knoll tulip tables, Stilnovo chandeliers, and Gio Ponti desks.

New and Custom Furniture

In 2016, we expanded our furniture and décor categories to include newly created and custom designs. We now feature over 800 New and Custom brands, including Vladimir Kagan, Memphis Milano, Slash Objects, and Agresi. We differentiate from our competitors through our careful curation and broad range of exceptional sellers from bespoke makers to iconic brands. These sellers include Friedman Benda, R & Company, and Southern Guild, and they offer an extensive array of pieces at a wide range of price points, each one exemplifying extraordinary design.

Jewelry and Watches

With nearly 200,000 items, our online marketplace provides access to an expansive collection of jewelry items featuring some of the most well-known jewelers in the world. We offer our buyers access to antique, vintage, and new jewelry designs, ranging from important statement collections from some of the most prestigious jewelry houses to leading-edge pieces from new and noteworthy jewelry designers. Our sellers are thoroughly vetted for the quality and authenticity of their products. Top brands include Cartier, Van Cleef & Arpels, Boucheron, Graff, and Patek Philippe.

Art

One of the fastest growing categories, our Art vertical has seen accelerated growth in recent years. Our online marketplace provides access to over 250,000 unique artworks, which we believe represents one of the largest art collections available online. We differentiate from competitors in the expansiveness of our collection, including works from masters such as Alexander Calder, Andy Warhol, Salvador Dali, to living artists including Hunt Slonem, and Damien Hirst. We also feature a growing collection of works by emerging artists sourced from galleries around the world. The top selling category was Prints and Multiples, followed by Paintings and Photography.

Fashion

From vintage Alexander McQueen and Tom Ford couture to rare Hermès handbags, we feature one of the most coveted collections of high-end vintage fashion and collectable accessories. We differentiate from our competitors in the quality of our sellers and our curation. Our buyers include fashion houses and museums, along with collectors adding unique pieces to their archives and collections. Popular products include vintage McQueen dresses, Chanel jackets, and Hermès Birkin and Kelly handbags.

Our Seller Services

We provide sellers with the tools and guidance to build a successful online business on our marketplace. We have built a comprehensive set of tools to enable sellers on our online marketplace to quickly and easily create their storefront, list luxury design products for sale, control pricing of their listings, and connect with buyers. These tools support our sellers from the listing and marketing process to fulfillment and customer support. Sellers that effectively use our tools have increased sales and expanded their access to new global buyers. Our seller services include:

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Storefront Services: Sellers can customize their storefront presence on 1stDibs by uploading photos, videos, and content to distinguish themselves, and can curate their inventory and feature specific items. Sellers can make changes at their discretion at any time. This information provides more context about our thoroughly vetted sellers and builds trust with our buyer community.

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Seller App: The majority of sellers use our seller app to manage their 1stDibs storefront. The most frequently used app feature is Message Center, which allows sellers to respond to user inquiries quickly and create personalized Private Offers. The majority of our sellers respond to customer inquiries in less than two hours.

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Listing: Sellers can leverage our proprietary classification methodologies and structured data to create listings tailored to their inventory. We invest in item condition information to ensure buyers are well informed on the exact condition of their purchases. Sellers can also upload photos and videos to provide more nuanced details about the piece and show scale.

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Item Pricing: We empower sellers with the necessary tools to control item pricing along with their visibility on our online marketplace. They can set item pricing based on user type (consumer vs Trade pricing) or a specific user (Private Listing). Some sellers choose to list items without price using a unique format, “Price Upon Request.” While the price is not listed publicly, our platform can still facilitate transactions for these items. Furthermore, sellers can review, accept, or counter-offer negotiation requests, or create “Private Offers” for prospective buyers and “Automated Private Offers” (pre-set and triggered by buyer behavior). We have also created a pricing index, “1stDibs Insider,” which provides pricing guidance to our sellers based on historical pricing trends.

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Logistics: Sellers have the ability to request custom quotes, offer free or partial shipping, opt into shipping services that we help facilitate, and access tracking details via the platform. Using our platform, sellers can also select to subsidize the shipping cost and pass on savings to buyers.

•	Payment Processing: Through our platform, sellers are able to accept a wide range of payment options, including credit card, PayPal, ACH, and Apple Pay.

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Analytics and Seller Status: We empower our sellers to continuously improve their business through detailed item- and store-level analytics. As sellers increase sales and collect positive buyer reviews, they are able to more fully engage with our platform benefits, such as elevated listing visibility, paid media coverage, and a dedicated support queue.

Our mobile app is designed to provide seamless access to our online marketplace for our sellers and buyers.

Our Buyer Services

We provide buyers with tools to communicate directly with sellers, receive quick responses, negotiate prices, and access multiple payment methods for a convenient checkout experience. We curate our buyers’ feeds to target their specific tastes and preferences and provide them with design inspiration through our expertly merchandised collections and our online editorial publications. Our customized private client and trade service teams provide high-touch human support for consumer and trade buyers. Our buyer services include:

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Buyer-Seller Communication: Given the unique inventory available on our online marketplace and the relatively high price points, buyers are likely to have questions regarding origin and item attributes. We have developed tools to facilitate communication between sellers and buyers and have added incentives for sellers to respond quickly. The majority of our sellers respond to inquiries in less than two hours. In addition, the majority of our orders include a conversation and the AOV of these orders is 80% higher than orders without a conversation. In each month in 2020, we facilitated, on average, over 36,000 conversations between sellers and buyers on our platform.

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Negotiations: Negotiation is a common purchase format in our verticals, and approximately 65% of our orders are negotiated. Buyers can negotiate via the “Make Offer” experience, and also receive a personalized “Private Offer” after initiating a conversation with a seller or “favoriting” an item.

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Mobile: In 2020, 55% of user sessions came to our online marketplace via a mobile device, either by browsing our mobile site or by using our highly rated mobile app. The bulk of our users are browsing via our mobile site. Our app users take advantage of app-specific features, including local shopping, personalized notifications, and the ability to “see” items in their homes via our augmented reality feature. While app sessions only make up approximately 5% of total sessions in 2020, they accounted for approximately 15% of total order volume.

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Personalization: Using a wide array of data, including from our users’ preferences, site engagement, and item and seller attributes, we create many personalized experiences. These include alerts when new items from followed creators are listed, item recommendations, discovery feeds, and highly contextual emails.

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Guided Shopping: Storytelling, curation, and inspiration are core tenets of our user experience. Our buyers can browse top-rated interior designers’ portfolios for inspiration, discover iconic products via our catalog of Iconic Designs, or learn about the latest trends in our editorial, Introspective. Our recent integration with Apple News allows a broader audience of users to discover 1stDibs.

Our Technology and Data

Technology powers all aspects of our business. Our proprietary services-based architecture built over eight years is the foundation of our platform. It is designed to connect sellers and buyers worldwide, enabling online transactions of unique products by removing purchase frictions. We have tailored our platform to meet the requirements of our sellers, buyers, and our internal operations. We utilize the latest technologies to ensure security, performance, and scalability. Key features of our technology platform include:

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Services-based Architecture: Allows us to scale individual parts of the platform independently from others, increasing engineering efficiency. It also facilitates using different programming languages appropriate for specific tasks, including python for machine learning, java for big data jobs, and node for front end integrations.

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Proprietary Database: Includes taxonomies, structured metadata, an expansive catalog of luxury brands and designers, and an extensive library of luxury design products, product attributes, and pricing data.

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Big Data: Leverages browsing history on our platform, followed searches, “favorited” items, and previous purchases to generate personalized emails and on-site recommendations. Provides the ability to predict the relative likelihood of an item selling, as compared with other items, based upon price point and the quality of the listing, images, and shipping quotes.

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Scalable Page Creation: Utilizes unstructured on-platform search query data to create new indexable pages automatically to increase our long-tail organic search traffic and enable broader SEO/SEM coverage.

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System Security and Business Continuity: Infrastructure has been designed to adhere to industry best practices for secure storage and management of all sensitive data, including encryption (for data at rest as well as in transit), access logging, and internal change controls. Physical and logical access controls are in place, and personally identifiable information is obfuscated. Utilize third-party servers across multiple availability zones with data securely backed up in real time across multiple regions, with ability to rapidly migrate to alternative data centers.

Marketing

We acquire new buyers and drive traffic to our online marketplace through a mix of direct response marketing channels, with an emphasis on digital and direct mail. Our focus is on efficient growth. We derive a relatively low percentage of our traffic and orders from paid media. In 2020, we estimate that approximately 70% of new user sessions and 78% of all purchase sessions came from non-paid channels, including organic search, direct web, direct app, organic social, email, and referral.

We utilize user data and rigorous A-B testing to improve the user experience, and continuously optimize the performance of our marketing campaigns and channels. We use highly targeted promotional incentives, where appropriate, to profitably acquire and retain buyers. This data-centric approach has led to significant growth across all channels.

We focus on engaging and retaining our users with personalized experiences and elevated storytelling. We understand user preferences from their discovery and purchase history and use that data to recommend products that are most likely to drive engagement, conversion, and repeat purchasing. We offer Private Client services to our most engaged consumers, and cultivate interior designer retention through the Trade 1st program. We communicate with our buyers primarily through email, site, text, mobile push notifications, print catalogues, and organic social.

We acquire new sellers through a combination of partnerships with leading industry fairs, inbound applicants who primarily find us by word of mouth from other sellers, as well as focused lead sourcing from fairs, association, and industry groups. We review all applications from these efforts, tier them according to desirability based on their inventory quality and “salability” onsite, and then invite the approved sellers to join our online marketplace.

Services and Logistics

We are committed to offering exceptional service as an integral part of a digital luxury experience. Our 1stDibs Promise, which includes a price-match guarantee, comprehensive buyer protection, insured global delivery and more, covers all purchases on our online marketplace. Our Marketplace Trust team oversees anti-money laundering, fraud protection, buyer protection claims, post-purchase customer care, and seller performance. In addition, we provide Private Clients and trade buyers who have achieved specified spend threshold with a dedicated sales specialist and exclusive benefits. We provide additional benefits to trade buyers, including trade exclusive pricing, buyer incentives, priority support, sourcing expertise, and enhanced buyer protection, among others. Our customer experience team helps ensure the satisfaction of sellers and buyers by addressing and assisting in the resolution of questions relating to orders, deliveries, returns, and disputes. Our logistics team works closely with leading global logistics providers to facilitate seamless delivery from the sellers’ locations directly to buyers, both within the United States and internationally.

Our Employees, Culture, Values and Human Capital Resources

As of December 31, 2020, we had 293 full-time employees, including 85 in technology development, 105 in sales and marketing, 28 in general and administrative, and 75 in operations.

Our human capital resources objectives include attracting, developing, and retaining personnel and enhancing diversity and inclusion in our workforce to foster community, collaboration, and creativity among our employees, and support our ability to grow our business. To facilitate these objectives, we seek to foster a diverse, inclusive, and safe workplace, with opportunities for employees to develop their talents and advance their careers.

Diversity is both a priority and strength of our company. As of December 31, 2020, 71% of our senior management team and 55% of our employee base were female, and 25% of our senior management team and 31% of our employee base self-identify as ethnically diverse. Our employee base reflects diversity in backgrounds and experiences and each employee contributes different perspectives, ideas, strengths, and abilities to our business. Our culture is one of innovation and entrepreneurship, where inspired people thrive in a convergence of technology and design. Our employees think creatively, act collaboratively, and use technology and data to solve problems. Our management team’s clear sense of mission, long-term focus, commitment to our core values, and focus on transforming the luxury design industry through technology are central to our success.

Data Security and Protection

We are committed to the security of the sellers and buyers who transact business on our online marketplace. We collect and store certain personally identifiable information provided by our sellers and buyers and other third parties with whom we transact business, such as names, email addresses, and the details of transactions. We do not directly collect, transmit, and store personal financial information such as credit card data and other payment information and rely on third-party payment processors who provide these services on our behalf. The collection, transmission, and storage of such information is subject to stringent legal and regulatory obligations. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to seller and buyer data. We undertake administrative and technical measures to protect our systems and the consumer data those systems process and store. We have developed policies and procedures designed to manage data security risks, including employment of technical security defenses and continual monitoring of servers and systems. Further, as part of our efforts to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. We also use third parties to assist in our security practices and prevent and detect fraud. We intend to continue to invest in efforts associated with the detection and prevention of security breaches and any security-related incidents.

Regulatory

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet and in the resale market. These include laws governing areas such as personal privacy and data security, consumer protection, payment processing, sales and other taxes, and unfair and deceptive trade practices, among other areas. Related laws may govern the manner in which we store or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections.

We list luxury design products from numerous sellers located throughout the United States and from over 55 countries, and the items we list from our sellers may contain materials that are subject to regulation by international, federal, state, and local governments and other regulatory authorities. In addition, numerous U.S. states and municipalities have regulations regarding the handling of antique and vintage items and licensing requirements of antique and vintage dealers. Our business activities are also subject to various restrictions under

U.S. export and similar laws and regulations, as well as various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Further, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide sellers and buyers access to our platform or could limit our sellers’ and buyers’ ability to access or use our services in those countries.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies, their employees, and their intermediaries from authorizing, offering, providing, and/or accepting improper payments or other benefits for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional compliance costs and responsibilities for our business.

Competition

We compete with a broad range of vendors of new and pre-owned luxury design products, including traditional brick-and-mortar entities, such as department stores, branded luxury goods stores, and specialty retailers, and entities providing access to more unique luxury goods, such as galleries, boutiques, and auction houses. We also compete with the online offerings of these traditional retail entities, as well as technology-enabled online marketplaces that may offer the same or similar goods and services that we offer.

We believe that we compete effectively based on the volume and assortment of unique luxury design products available on our online marketplace, our brand awareness and history built on trust and authenticity, the experience and value proposition we offer to sellers and buyers, and the scale of our online marketplace.

Intellectual Property

We rely on a combination of intellectual property rights, contractual protections, and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Our principal trademark assets include the registered trademark “1stDibs” and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “1stDibs.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. Although we do not currently have any issued patents, we may pursue patent protection for aspects of our technology in the future. We seek to protect our proprietary information, in part, by entering into confidentiality and proprietary rights agreements with our employees and independent contractors. Our employees are also subject to invention assignment agreements. See “Risk Factors—Risks Relating to Intellectual Property.”

Facilities

Our corporate headquarters are located in New York, New York, where we currently lease approximately 42,000 square feet under a lease agreement that expires on December 31, 2029. We also lease facilities in Doylestown, Pennsylvania and Wyboston, United Kingdom.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed on commercially reasonable terms to accommodate any such growth.

Legal Proceedings

From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the resolution of current matters will not have a material adverse effect on our business, financial condition, or results of operations. Even if any particular litigation or claim is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of January 31, 2021:

Name	Age	Position
Executive Officers
David S. Rosenblatt	52	Chairperson, Chief Executive Officer and Director
Tu Nguyen	34	Chief Financial Officer
Nancy Hood	57	Chief Marketing Officer
Sarah Liebel	38	Chief Revenue Officer
Alison K. Lipman	40	Chief People Officer
Ross A. Paul	41	Chief Technology Officer
Xiaodi T. Zhang	44	Chief Product Officer

Non-Employee Directors
Matthew R. Cohler	43	Director
Todd A. Dagres	60	Director
Deven J. Parekh	51	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

David S. Rosenblatt has served as our Chief Executive Officer and as a member of our board of directors since November 2011. Mr. Rosenblatt previously served as President, Global Display Advertising, of Google, Inc. (“Google”), a multinational technology company specializing in Internet-related services and products, from October 2008 through May 2009. Mr. Rosenblatt joined Google in March 2008 in connection with Google’s acquisition of DoubleClick, a provider of digital marketing technology and services. Mr. Rosenblatt joined DoubleClick in 1997 as part of its initial management team and held several executive positions during his tenure, including Chief Executive Officer of DoubleClick from July 2005 through March 2008, and President of DoubleClick from 2000 through July 2005. Mr. Rosenblatt also serves as a member of the boards of directors of IAC Holdings, Inc. (Nasdaq: IAC), a holding company that owns several subsidiaries, primarily in the media and Internet industries, Twitter (NYSE: TWTR), a social networking service, and Farfetch UK Limited, a subsidiary of Farfetch (NYSE: FTCH), a digital marketplace for luxury fashion. Mr. Rosenblatt holds a B.A. in East Asian Studies from Yale University and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Rosenblatt brings to our board of directors an extensive experience in the online advertising and digital marketing technology and services industries, as well as significant management experience from his tenure with DoubleClick and Google, which in turn give him particular insight into business strategy and leadership, as well as a deep understanding of our industry and the Internet industry generally.

Tu Nguyen has served as our Chief Financial Officer since March 2020. Ms. Nguyen joined 1stDibs in July 2013 and most recently served as Vice President of Finance before her promotion to Chief Financial Officer. Prior to joining 1stDibs, Ms. Nguyen was with the Strategy Consulting practice at Deloitte London from 2008 to 2011, where she advised major financial institutions and government agencies across Europe and Asia on market-entry strategy, mergers and acquisitions, financial transformation and financial regulations and policy. Ms. Nguyen holds a B.S. in Management from the London School of Economics and Political Science and an M.B.A. from the Wharton School of the University of Pennsylvania.

Nancy Hood has served as our Chief Marketing Officer since January 2019. From April 2018 to December 2018, Ms. Hood served as the Senior Vice President, Creator and Listener at SoundCloud Limited, an online audio distribution platform and music sharing website. From November 2015 to April 2018, Ms. Hood served as the Head of Consumer, PayPal Credit at PayPal Holdings, Inc. (Nasdaq: PYPL), a provider of a worldwide online payments system. Ms. Hood holds a B.A. in History and Art History from Bowdoin College and a J.D. from the New York University School of Law.

Sarah Liebel has served as our Chief Revenue Officer since January 2019. Ms. Liebel previously served as our General Manager of Trade from September 2015 to December 2018. Prior to joining 1stDibs, Ms. Liebel worked at Groupon, Inc. (“Groupon”) (Nasdaq: GRPN), a global e-commerce marketplace, from May 2011 until October 2015, where she held a number of roles, including leading deals on the corporate development team and running operations and sales at ideeli, a fashion flash-sales e-commerce company, after it was acquired by Groupon. Ms. Liebel holds a B.S. in Marketing, Finance and Business Law from Tulane University and an M.B.A. from Northwestern’s Kellogg School of Management.

Alison K. Lipman has served as our Chief People Officer since June 2019. From September 2016 until March 2018, Ms. Lipman served as a Senior Human Resources Leader for Amazon (Nasdaq: AMZN), a multinational technology company. From September 2016 until March 2018, Ms. Lipman was the head of Human Resources for the Shopbop East Dane division of BOP LLC, a subsidiary of Amazon. From April 2013 to August 2016, Ms. Lipman served on the People Team at Shutterstock, a provider of stock photography, stock footage, stock music, and editing tools, beginning as a Director and ending as Vice President, People. Ms. Lipman holds a B.A. in Psychology from American University and an M.S. in Industrial and Organizational Psychology from Baruch College.

Ross A. Paul has served as our Chief Technology Officer since January 2012. Prior to joining 1stDibs, Mr. Paul worked for MLB.com, official site of Major League Baseball, from October 2005 to December 2011, where he served as Vice President of Engineering, helping to develop innovative programs like its stat-casting application, real-time pitch classifier and live mobile streaming-video platform, as well as products for connected devices, including video game consoles, Roku and Internet-enabled TVs. Mr. Paul has a B.A. in Computational Neuroscience from Cornell University.

Xiaodi T. Zhang has served as our Chief Product Officer since March 2014, having joined 1stDibs as a Vice President in early 2012. Prior to joining 1stDibs, Ms. Zhang was the Senior Director of Product at Gilt Groupe, Inc., an online shopping and lifestyle website, during 2011. Prior to this, Ms. Zhang spent six years at eBay (Nasdaq: EBAY), a multinational e-commerce company, in various leadership roles in eBay’s Buyer Experience, Search and eBay China divisions, where she helped launch numerous key products across eBay’s 37 markets. Early in her career, Ms. Zhang managed software products at several companies in the financial services sector. Ms. Zhang has a B.A. in Economics and an M.A. in Applied Economics from Southern Methodist University.

Non-Employee Directors

Matthew R. Cohler has served as a member of our board of directors since 2011. Mr. Cohler has been a Partner at Benchmark Capital, a venture capital firm, since June 2008. Before Benchmark Capital, Mr. Cohler served as Vice President of Product Management at Facebook, Inc. (Nasdaq: FB), a social media and networking company, from 2005 to June 2008, and as the Vice President of LinkedIn Corporation, an internet software company, from 2003 to 2005. Since November 2009, Mr. Cohler has served on the board of directors of Asana, Inc. (NYSE: ASAN), a task manager software company. Mr. Cohler previously served on the board of directors of Domo, Inc., a cloud software company, from July 2011 to March 2019, and Uber Technologies, Inc. (NYSE: UBER), a company that develops applications for road transportation, navigation, ride sharing, and payment processing solutions, from June 2017 to July 2019. Mr. Cohler holds a B.A. in Music from Yale University. We believe Mr. Cohler brings extensive venture capital and financial expertise and expertise in the technology industry to our board of directors.

Todd A. Dagres has served as a member of our board of directors since December 2012. Mr. Dagres is a General Partner of Spark Capital, a venture capital firm, which he co-founded in 2005. Previously, he was a General Partner at Battery Ventures, a venture capital firm, where he led investments in Akamai Technologies, a cybersecurity company, Arbor Networks (acquired by Tektronix, now Donaher), a software company, Broadbus Technologies (acquired by Motorola), a software development company, Redstone Communications (acquired by Siemens), an internet company, River Delta Networks (acquired by Motorola), a broadband network services company, Qtera (acquired by Nortel Networks), a photonic transport system development company, and XCOM (acquired by Level 3 Communications), a phone services and communication company. Mr. Dagres holds a B.S. in Psychology from Trinity College and an M.B.A. from Boston University. We believe Mr. Dagres brings extensive business and financial expertise in technology companies to our board of directors.

Deven J. Parekh has served as a member of our board of directors since 2015. Mr. Parekh joined Insight Partners, a venture capital and private equity firm, in January 2000, and has served as a Managing Director of the firm since January 2001. Mr. Parekh currently serves as board chair for Appriss Inc., a software company, and EveryAction, a donor-management software company, and also serves as a board member of several other private companies, including Calm, a meditation software company, Campaign Monitor, an email marketing software company, Checkout.com, an internet payment company, Chrono24, a luxury watch marketplace, Community Brands Holdings, LLC, a cloud-based software company, Diligent Corporation, a modern corporate governance software company, Optimizely (formerly known as Episerver), a web content management software company, Fanatics Inc., an online retail company, FloQast, an accounting software company, PDI, Inc., an enterprise management software company, Vela Trading Systems LLC (formerly SR Labs, LLC), a trading software company, Vinted, an online clothing marketplace, Wallapop, an e-commerce marketplace, and Within3, Inc., a virtual engagement software company. Mr. Parekh holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. We believe Mr. Parekh brings to our board of directors extensive experience in venture capital, the technology sector, private capital markets, and corporate governance.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed by and under the direction of our board of directors, which currently consists of four members. Our board of directors has approved an increase in the number of authorized directors to seven members to be effective prior to this offering. David S. Rosenblatt, our Chief Executive Officer, serves as Chairperson and                 will serve as our lead independent director. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that three of the four directors on our board of directors qualify as independent directors, as defined under the                  listing rules, including Matthew R. Cohler, Todd A. Dagres, and Deven J. Parekh. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms.

Effective upon completion of this offering, our board of directors will be divided into the following classes:

•	Class I, which will consist of , and , whose terms will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of , and , whose terms will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of , and , whose terms will expire at our third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least two-thirds (2/3) of our voting stock.

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that the board of directors shall appoint an independent director to serve as our lead independent director for so long as we have a non-independent Chairperson. Our board of directors has appointed                 to serve as our lead independent director. As lead independent director,                will have primary responsibilities to preside over all meetings at which the Chairperson is not present, and serve as a liaison between the Chairperson and the independent directors.

Role of our Board of Directors in Risk Oversight/Risk Committee

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures, as well as risks related to cybersecurity and reputational risks, and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee also assesses and monitors whether our compensation plans, policies, and programs comply with applicable legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current                  rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee consists of                ,                and                 . Our board of directors has determined that each of the members of our audit committee satisfies the independence requirements of and Rule 10A-3 under the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with                  audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

serves as the chair of our audit committee. Our board of directors has determined that                qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the                  listing rules. In making this determination, our board has considered                ’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee will include, among other things:

•	evaluating the performance, independence, and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing our financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing, and effectiveness of our internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

•

obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding financial controls, accounting, auditing, or other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and                rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of                ,                and                 .                 serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of                 . The functions of this committee will include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•

reviewing and making recommendations to our board of directors regarding the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving the compensation and other terms of employment of our other executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;

•	reviewing and assessing the independence of compensation consultants, legal counsel, and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements, and any other material arrangements for our executive officers;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our board of directors.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and                  rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                 ,                  and                 .                  serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of our nominating and corporate governance committee satisfies the independence requirements of                 .The functions of this committee will include, among other things:

•	identifying, reviewing, and making recommendations of candidates to serve on our board of directors;

•	overseeing the self-evaluation of the performance of our board of directors;

•	establishing procedures for the submission and consideration of nominations by stockholders of candidates for election to our board of directors;

•	evaluating the current size, composition, and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

•	reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends; and

•

reviewing periodically the nominating and corporate governance committee charter, structure, and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and                  rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be effective upon completion of this offering, limits our directors’ liability to the fullest extent permitted under Delaware General Corporation Law (the “DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers, and directors, as well as a Code of Ethics applicable to our senior financial officers (collectively, the “Codes of Conduct”). The Codes of Conduct will be available on our website at www.1stdibs.com. Information contained on or accessible through our website is not a part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Codes of Conduct and must approve any waivers of the Codes of Conduct for employees, executive officers, and directors. We expect that any amendments to the Codes of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

We have not historically paid cash retainers or other compensation with respect to service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Our board of directors reviewed the following proposed cash compensation for the new directors, which is based on a review of director compensation at comparable companies in our industry. We anticipate that our board of directors or the compensation committee will approve cash compensation for non-employee directors consisting of a $                 annual retainer, an additional $                 annual retainer for the lead independent director, if any, and the following for committee services, contingent upon the closing of the offering:

Committee	Chair	Member
Compensation Committee	$	$
Nominating and Corporate Governance Committee
Audit Committee

The foregoing equity compensation of non-employee directors cannot exceed an aggregate amount of $                     per year.

For information regarding equity compensation for non-employee director compensation, see “Executive Compensation—Director Compensation.”

EXECUTIVE COMPENSATION

Our named executive officers, who consist of our principal executive officer and our two other most highly compensated executive officers, for the year ended December 31, 2020, were:

•	David S. Rosenblatt, our Chief Executive Officer;

•	Tu Nguyen, our Chief Financial Officer; and

•	Ross A. Paul, our Chief Technology Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)(3)
David S. Rosenblatt	2020	202,500	—	—	—	202,500
Chief Executive Officer

Tu Nguyen	2020	275,000	295,020		—
Chief Financial Officer

Ross A. Paul	2020	270,000	98,340		—
Chief Technology Officer

(1)

For 2020, Mr. Rosenblatt’s annual base salary was $195,000 and Mr. Paul’s annual base salary was $260,000. Ms. Nguyen’s annual base salary was increased effective March 1, 2020 from $220,000 to $275,000. Because 2020 was a 53-week year and due to our bi-weekly payment schedule, each executive officer’s 2020 salary amounts include an extra two weeks of pay.

(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the FASB Accounting Standards Codification Topic 718. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions we made in determining the grant-date fair value of our equity awards.

(3)	Amounts to be provided when calculable.

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or equity incentives.

Base Salaries

In 2020, base salary was set at a level that was commensurate with the executives’ duties and authorities, contributions, prior experience, and sustained performance.

Annual Cash Bonuses

We maintain an annual Executive Bonus Plan in which our executive officers, other than our chief executive officer, participate. The bonus pool under the Executive Bonus Plan is determined based on the achievement of a total revenue target and an Adjusted EBITDA target. Individual bonus payouts are then determined by applying the same percentage of overall achievement of such revenue and Adjusted EBITDA targets to each executive’s target bonus. Bonuses are not guaranteed and are awarded and payable at our discretion. Executives must be employed on the date of payment to receive a bonus under the Executive Bonus Plan.

In 2020, Mr. Rosenblatt was not eligible to receive an annual cash bonus. Ms. Nguyen and Mr. Paul were eligible to earn an annual cash bonus targeted at $50,000 and $80,000, respectively, in each case based on the attainment of the performance metrics as set forth in the Executive Bonus Plan for 2020.

Equity Incentive Awards

Our equity incentive awards are designed to align our interests with those of our employees, including our named executive officers.

We have historically granted stock options to our employees, including our named executive officers, under the 2011 Plan.

Options are granted at a price not less than the fair market value on the date of grant and generally become exercisable within four years after the date of grant, subject to accelerated vesting in certain circumstances. Options generally expire ten years from the date of grant. The 2011 Plan provides for the grant of incentive stock options, which qualify for favorable tax treatment to recipients under Section 422 of the Code and non-qualified stock options. Such awards may be granted to our employees, directors and consultants.

Following the closing of this offering, equity awards will be granted to our employees, including our named executive officers, under the 1stdibs.com, Inc. 2021 Stock Incentive Plan (as described below).

Health and Welfare Benefits and Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of our other employees. We do not maintain any executive-specific benefit or perquisite programs.

Retirement Benefits

We sponsor a tax-qualified Section 401(k) plan for our United States employees, including the named executive officers. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed.

We do not provide employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans or nonqualified defined contribution plans.

Existing Offer Letters with Our Named Executive Officers

Below are descriptions of the material terms of our offer letters with our named executive officers. The offer letters generally provide for at-will employment and set forth the named executive officer’s base salary and eligibility for employee benefits.

Offer Letter with David S. Rosenblatt

On October 24, 2011, we entered into an initial offer letter with Mr. Rosenblatt to serve as Chief Executive Officer. On February 5, 2021, we entered into a new offer letter with Mr. Rosenblatt which replaced and superseded his initial offer letter. The new offer letter provides for an annual base salary of $195,000. Mr. Rosenblatt is not entitled to any cash severance entitlement under his new offer letter. However, Mr. Rosenblatt is eligible to receive severance benefits under our Executive Severance Plan, as described in more detail under “Potential Payments upon Termination or Change in Control.”

Pursuant to Mr. Rosenblatt’s initial offer letter, he received 5,892,588 shares of our common stock, subject to vesting over a four-year period. All 5,892,588 shares have since vested. To assist Mr. Rosenblatt with the payment of taxes related to the issuance of these shares, we agreed to loan Mr. Rosenblatt an amount of up to forty five percent (45%) of the fair market value of such shares. Mr. Rosenblatt repaid the full amount of these loans on December 15, 2020, as described in more detail under “Certain Relationships and Related Party Transactions—Promissory Notes Issued to Mr. Rosenblatt”. Mr. Rosenblatt’s new offer letter also provides that he shall continue to serve on the board of directors while he is Chief Executive Officer and that the appointment of a Chairperson of the Board (or its equivalent) other than himself or Matthew Cohler will require his consent.

Offer Letter with Tu Nguyen

On April 2, 2013, we entered into an initial offer letter with Ms. Nguyen pursuant to which she was hired in the position of Senior Analyst, Strategic Finance. On February 5, 2021, we entered into a new offer letter with Ms. Nguyen which replaced and superseded her initial offer letter and memorialized her promotion to Chief Financial Officer. The new offer letter provides for an annual base salary of $275,000. Ms. Nguyen is not entitled to any cash severance entitlement under her new offer letter. However, Ms. Nguyen is eligible to receive severance benefits under our Executive Severance Plan, as described in more detail under “Potential Payments upon Termination or Change in Control.”

Pursuant to Ms. Nguyen’s initial offer letter, she received an option to purchase 20,000 shares of our common stock, subject to vesting over four years, as described in more detail under “Outstanding Equity Awards at 2020 Year End.”

Offer Letter with Ross A. Paul

On December 12, 2011, we entered into an initial offer letter with Mr. Paul to serve as our Chief Technology Officer. On February 5, 2021, we entered into a new offer letter with Mr. Paul which replaced and superseded his initial offer letter. The new offer letter provides for an annual base salary of $260,000. Mr. Paul is not entitled to any cash severance entitlement under his new offer letter. However, Mr. Paul is eligible to receive severance benefits under our Executive Severance Plan, as described in more detail under “Potential Payments upon Termination or Change in Control.”

Pursuant to Mr. Paul’s initial offer letter, he received an option to purchase one percent (1%) of our outstanding shares of our common stock at the time of his hire, subject to vesting over four years, as described in more detail under “Outstanding Equity Awards at 2020 Year End.”

Employee Assignment of Intellectual Property, Confidentiality and Non-Competition Agreements

Each of our named executive officers has executed a form of our standard Employee Assignment of Intellectual Property, Confidentiality and Non-Competition Agreement which contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. All of the option awards were granted under the 2011 Plan. The terms of the 2011 Plan are described below under “Equity Incentive Plans.” All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

			Option Awards
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
David S. Rosenblatt	5/14/2019	(1)	03/01/2019	262,500	337,500	1.52	5/14/2029
	2/11/2016	(2)	11/01/2015	2,000,000	—	1.29	2/11/2026
Tu Nguyen	6/19/2020	(1)	03/01/2020	84,375	365,625	1.53	6/19/2030
	5/14/2019	(1)	03/01/2019	21,875	28,125	1.52	5/14/2029
	11/29/2018	(1)	11/01/2018	39,062	35,938	1.49	11/29/2028
	5/15/2018	(1)	03/01/2018	10,312	4,688	1.37	5/15/2028
	7/27/2017	(1)	03/01/2017	4,687	313	1.34	7/27/2027
	11/20/2015	(2)	03/01/2015	10,000	—	1.29	11/20/2025
	4/30/2014	(3)	08/01/2013	13,250	—	1.29	4/30/2024
Ross A. Paul	6/19/2020	(1)	03/01/2020	28,125	121,875	1.53	6/19/2030
	5/14/2019	(1)	03/01/2019	1,667	22,500	1.52	5/14/2029
	5/15/2018	(2)	03/01/2018	34,375	15,625	1.37	5/15/2028
	2/11/2016	(2)	01/01/2016	342,500	—	1.29	2/11/2026
	4/30/2014	(2)	03/01/2014	152,000	—	1.29	4/30/2024
	6/29/2012	(3)	01/01/2012	321,940	—	1.06	6/29/2022

(1)

Option vests monthly over a forty-eight (48)-month period following the vesting commencement date. In the event of a termination of the named executive officer’s employment by us without “cause” (as defined in the 2011 Plan) or by the named executive officer for “good reason” (as defined in the applicable award agreement), in each case within twelve (12) months of a “sale event” (as defined in the 2011 Plan), such option will accelerate and become fully vested.

(2)	Option vests monthly over a forty-eight (48)-month period following the vesting commencement date.
(3)

Option vests over a forty-eight (48)-month period, with twenty-five percent (25%) vesting on the first anniversary of the vesting commencement date and the remaining portion vesting in thirty-six (36) equal monthly installments thereafter.

Potential Payments upon Termination or Change in Control

Executive Severance Plan

In February 2021, we adopted an Executive Severance Plan (the “Executive Severance Plan”) applicable to our Chief Executive Officer and members of our executive management team who report directly to our Chief Executive Officer (including each of our named executive officers) that will become effective upon the completion of this offering. Under the Executive Severance Plan, if a named executive officer’s employment is terminated (i) by the named executive officer with “good reason” (as defined in the Executive Severance Plan), (ii) by us without “cause” (as defined in the Executive Severance Plan) or (iii) due to the named executive officer’s death or the named executive officer becoming disabled, and provided the named executive officer (or his or her estate or representative, as applicable) signs and does not revoke our standard release of claims and complies with all applicable restrictive covenants and contractual obligations, the named executive officer will be entitled to receive:

•	salary continuation payments for twelve (12) months following the named executive officer’s termination of employment;

•

subsidized continued health insurance coverage under the Consolidated Budget Reconciliation Act of 1985, as amended (“COBRA”), for the named executive officer and his or her eligible dependents for a period of twelve (12) months following termination of employment; and

•	reasonable outplacement assistance with an outplacement firm of our choosing.

If any named executive officer’s employment is terminated (i)(A) by the named executive officer with good reason, (B) by us without cause or (C) due to the named executive officer’s death or the named executive officer becoming disabled, and (ii) such termination occurs within twelve (12) months after a “change in control” (as defined in the Executive Severance Plan), and provided the named executive officer (or his or her estate or representative, as applicable) signs and does not revoke our standard release of claims and complies with all applicable restrictive covenants and contractual obligations, the named executive officer will be entitled to receive:

•

continued payments of an amount equal to the sum of (A) the named executive officer’s then current base salary plus (B) the named executive officer’s then current target annual bonus, in equal installments for a period of twelve (12) months following the named executive officer’s termination of employment;

•	full vesting acceleration with respect to all outstanding equity compensation awards, with post-termination exercisability as specified in the applicable equity award agreement;

•

subsidized continued health insurance coverage under COBRA for the named executive officer and his or her eligible dependents for a period of twelve (12) months following termination of employment; and

•	reasonable outplacement assistance with an outplacement firm of our choosing.

In addition, in the event any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a named executive officer would constitute a “parachute payment” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer.

To the extent that an eligible named executive officer participates in any other plan or has entered into another agreement with us that also provides for one or more of the severance benefits provided under the Executive Severance Plan, then with respect to each such payment or benefit, the named executive officer will be entitled to receive either (i) such payment or benefit under such other agreement or (ii) the payment or benefit provided under the Executive Severance Plan, whichever of the foregoing results in the receipt by the named executive officer on an after-tax basis of the greater payment or benefit, and provided that the named executive officer does not receive any duplication of payments or benefits. None of the named executive officers is eligible to receive severance payments or benefits under any other plan or agreement with us.

Equity Awards

As described in the “Outstanding Equity Awards at 2020 Year End” table above, the award agreements for certain stock option grants made to our named executive officers include double-trigger vesting acceleration provisions, such that in the event of a termination of the named executive officer’s employment by us without “cause” (as defined in the 2011 Plan) or by the named executive officer for “good reason” (as defined in the applicable award agreement), in each case within twelve (12) months of a “sale event” (as defined in the 2011 Plan), such option will accelerate and become fully vested. Additionally, vesting of equity awards held by our named executive officers will accelerate as provided for under the Executive Severance Plan.

Equity Incentive Plans

2011 Stock Option and Grant Plan

The following is a description of the material terms of the 2011 Plan. The summary below does not contain a complete description of all provisions of the 2011 Plan and is qualified in its entirety by reference to the 2011 Plan, a copy of which will be included as an exhibit to this registration statement.

General. On September 2, 2011, we adopted the 2011 Plan and amended and restated the 2011 Plan on December 14, 2011.

As of December 31, 2020, 612,066 shares of common stock remained available for future issuance under the 2011 Plan and options to purchase a total of 9,511,480 shares of our common stock were outstanding under the 2011 Plan. The weighted-average exercise price of the options outstanding under the 2011 Plan was $1.37 per share. In February 2021, our board of directors approved an increase of 7,000,000 shares of common stock to be available for future issuance under the 2011 Plan, subject to stockholder approval.

Following the completion of this offering, no additional awards and no shares of our common stock will remain available for future issuance under the 2011 Plan. However, the 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Shares originally reserved for issuance under the 2011 Plan, but which are not subject to outstanding options on the effective date of the 2021 Plan, and shares subject to outstanding options under the 2011 Plan on the effective date of the 2021 Plan that are subsequently forfeited or terminated for any reason before being exercised or becoming vested will again become available for awards under our 2021 Plan.

The 2011 Plan provides for the grant of ISOs to employees and the grant of NSOs to employees, non-employee directors, advisors and consultants. The 2011 Plan also provides for the grants of restricted stock awards, unrestricted stock awards, and restricted stock units to employees, non-employee directors, advisors and consultants.

Administration. The 2011 Plan has been administered by our board of directors, and may be amended, suspended or terminated by our board of directors, without stockholder approval, unless stockholder approval is required by applicable law, regulations or stock exchange listing standards.

Authorized Shares. We previously reserved 21,091,260 shares of our common stock for issuance under the 2011 Plan. In February 2021, our board of directors approved an increase of 7,000,000 shares of common stock to be available for future issuance under the 2011 Plan, subject to stockholder approval. In the event of a stock split, reverse stock split, stock dividend, combination or reclassification of the shares or similar transaction affecting the shares, any change in the number of shares effected without receipt of consideration by us or any other transaction with respect to our common stock as the 2011 Plan administrator may determine (including a merger, consolidation, or sale of all or substantially all of our assets), the 2011 Plan administrator will proportionately adjust the number of shares covered by outstanding awards, the number of shares available for issuance as future awards under the 2011 Plan, the exercise or purchase price of outstanding awards and any other terms that the 2011 Plan administrator determines require adjustment.

Stock Options. The 2011 Plan administrator determines the exercise price for each stock option, provided that the exercise price of an option must equal at least one hundred percent (100%) of the common stock fair market value on the date of grant and the term of an option may not exceed ten (10) years, provided further, that no ISO may be granted to any stockholder holding more than ten percent (10%) of the voting shares of the company unless the option exercise price is at least one hundred and ten percent (110%) of the common stock fair market value subject to the option on the date of grant, and the term of the ISO does not exceed five (5) years from the date of grant. No option may be transferred by the optionholder other than by will or the laws of descent or distribution. Each option may be exercised during the optionholder’s lifetime solely by the optionholder. Options granted under the 2011 Plan generally vest at the rate of 25% after one year from the vesting commencement date and in equal monthly installments thereafter for an additional three years. As described under “Potential Payments upon Termination or Change in Control”, certain stock options granted to executives include double-trigger vesting acceleration provisions, pursuant to which such stock options will fully vest upon an involuntary termination of employment within twelve (12) months of a “sale event” (as defined in the 2011 Plan). Upon the termination of an optionholder’s service as an employee, non-employee director, or consultant for any reason other than death or disability, such optionholder may exercise his or her vested options for three (3) months after the date service terminates. In the case of the optionholder’s termination of service as a result of the optionholder’s death or disability, the option will remain exercisable for twelve (12) months following such termination. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Restricted Stock. Restricted stock is a share award that may be conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other criteria that the 2011 Plan administrator may specify in a restricted stock agreement. Upon the grant of a restricted stock award and payment of any applicable purchase price, a grantee of restricted stock is considered the record owner of and is entitled to vote the restricted stock if, and to the extent, such shares of stock are entitled to voting rights, subject to such conditions contained in the restricted stock agreement. Restricted stock may not be sold, transferred, or otherwise disposed of except as specifically provided in the restricted stock agreement. If a grantee’s service with us terminates, we have the right, as may be specified in the relevant restricted stock agreement, to repurchase some or all of the shares of our common stock subject to the award at such purchase price as is set forth in the restricted stock agreement.

Unrestricted Stock Awards and Restricted Stock Units. We have not granted any unrestricted stock awards or restricted stock unit awards under the 2011 Plan.

Corporate Transactions. The 2011 Plan provides that, in the event of a merger, consolidation, sale of all or substantially all of our assets or sale of 50% or more of our voting stock to a third party, all outstanding stock options and restricted stock awards will terminate unless assumed by the successor entity, or new stock awards of the successor entity are substituted therefore. In the event of the forfeiture of a restricted stock award, such restricted stock will be repurchased from the holder at a price per share equal to the lower of the original purchase price or the current fair market value. We also have the right, but not the obligation, to provide a cash payment to optionholders and holders of restricted stock awards, without their consent, in exchange for the cancellation of such awards, in an amount equal to the consideration payable per share pursuant to the applicable sale event, multiplied by the number of shares subject to the outstanding awards (and reduced by the aggregate exercise price, in the case of stock options).

2021 Stock Incentive Plan

The 2021 Plan was adopted by our board of directors on February 4, 2021, and our stockholders approved the 2021 Plan on                , 2021. The 2021 Plan will become effective upon the completion of this offering. Once the 2021 Plan is effective, no further grants will be made under our 2011 Plan.

Stock Awards. The 2021 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted share awards, stock unit awards, stock appreciation rights, cash-based awards, and performance-based stock awards, or collectively, stock awards. ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other stock awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our parent, subsidiaries, and affiliates.

Share Reserve. The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2021 Plan will not exceed the sum of (x)                 (                ) shares, plus (y) the sum of (1) the number of reserved shares not issued or subject to outstanding awards under the 2011 Plan, on the effective date of the 2021 Plan and (2) the number of shares subject to outstanding stock awards granted under the 2011 Plan and that, following the effective date of the 2021 Plan, (A) are subsequently forfeited or terminated for any reason before being exercised or settled, (B) are not issued because such stock award is settled in cash, (C) are subject to vesting restrictions and are subsequently forfeited, (D) are withheld or reacquired to satisfy the applicable exercise, strike or purchase price, or (E) are withheld or reacquired to satisfy a tax withholding obligation, plus (z) an annual increase on the first day of each fiscal year, for a period of not more than ten (10) years, beginning on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i)                 percent (                %) of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the Compensation Committee (as defined below) determines for purposes of the annual increase for that fiscal year.

If restricted shares or shares issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the 2021 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2021 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or stock appreciation rights shall again become available for awards under the 2021 Plan. If stock units or stock appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such stock units or stock appreciation rights shall reduce the number of shares available under the 2021 Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the 2021 Plan.

Shares issued under the 2021 Plan shall be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2021 Plan.

Incentive Stock Option Limit. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2021 Plan is                 shares.

Grants to Outside Directors. The fair market value of any awards granted under the 2021 Plan to an outside director as compensation for services as an outside director during any 12-month period may not exceed                  on the date of grant, provided that any award granted to an outside director in lieu of an annual retainer payments and/or meeting fees will be excluded from such limit. Additionally, an outside director may elect to receive his or her annual retainer payments and/or meeting fees in the form of cash, options, stock appreciation rights, restricted shares, stock units, or a combination thereof, as determined by our Board.

Administration. The 2021 Plan will be administered by a committee appointed by our Board (the “Compensation Committee”). Subject to the limitations set forth in the 2021 Plan, the Compensation Committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The Compensation Committee also will have the authority to determine the consideration and methodology of payment for awards.

Repricing; Cancellation and Re-Grant of Stock Awards. The Compensation Committee will have the authority to modify outstanding awards under the 2021 Plan. Subject to the terms of the 2021 Plan, the Compensation Committee will have the authority to cancel any outstanding stock award in exchange for new stock awards, cash, or other consideration, without stockholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the 2021 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the Compensation Committee. The Compensation Committee determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than one hundred percent (100%) of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified by the Compensation Committee.

Stock options granted under the 2021 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to us or our affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than ten percent (10%) of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted shares under the 2021 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The Compensation Committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the Compensation Committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Stock Unit Awards. Stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the Compensation Committee and as set forth in a stock unit award agreement. A stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the Compensation Committee. Recipients of stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Compensation Committee’s discretion and as set forth in the stock unit award agreement, stock units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the stock unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested stock units that do not vest will be forfeited.

Stock Appreciation Rights. Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The Compensation Committee determines the exercise price for a stock appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the Compensation Committee. The Compensation Committee determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or a combination of stock and cash as determined by the Compensation Committee, equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised.

Other Stock Awards. The Compensation Committee may grant other awards based in whole or in part by reference to our common stock. The Compensation Committee will set the number of shares under the stock award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The Compensation Committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the Compensation Committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a stock or stock unit award may be made subject to the attainment of performance goals. The Compensation Committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, stock split, or similar capital transaction, the Compensation Committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2021 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement will provide for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards.

Change of Control. The Compensation Committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the Compensation Committee provides otherwise, no award granted under the 2021 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. Our Board will have the authority to amend, suspend, or terminate the 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our Board adopted the 2021 Plan.

Recoupment. In the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the board of directors (or a designated committee) will have the authority, to the extent permitted by applicable law, to require reimbursement or forfeiture to us of the amount of bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during the three fiscal years preceding the year the restatement is determined to be required, to the extent that such bonus or incentive compensation exceeds what the officer would have received based on an applicable restated performance measure or target. We will recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

2021 Employee Stock Purchase Plan

The ESPP was adopted by our board of directors on February 4, 2021, and our stockholders approved the ESPP on                , 2021. The ESPP will become effective upon the completion of this offering.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under the heading “International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of shares of our common stock at a discount and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance. The ESPP will have                 of authorized but unissued or reacquired shares of our common stock reserved for issuance under the ESPP, plus an additional number of shares to be reserved annually on the first day of each fiscal year for a period of not more than ten years, beginning on January 1, 2022, in an amount equal to the least of (i)                (                %) of the outstanding shares of our common stock on such date, (ii)                 shares or (iii) a lesser amount determined by the Compensation Committee or our board of directors.

Administration. Except as noted below, the ESPP will be administered by our board of directors or a committee appointed by our board of directors, or the Compensation Committee. The Compensation Committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, who is employed by us on the day preceding the start of any offering period will be eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than 20 hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP will permit an eligible employee to purchase our common stock through payroll deductions, which may not be more than fifteen percent (15%) of the employee’s compensation, or such lower limit as may be determined by the Compensation Committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own stock (including stock such employee may purchase under this plan or other outstanding options) representing five percent (5%) or more of the total combined voting power or value of all classes of our stock. No employee will be able to purchase more than                 (                ) shares, or such number of shares as may be determined by the Compensation Committee with respect to a single offering period, or purchase period, if applicable. In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of us or its subsidiaries, a right to purchase stock of us having a value in excess of $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the Compensation Committee may specify offerings with a duration of not more than twenty-seven (27) months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our common stock for employees participating in the offering.

The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than eighty-five percent (85%) of the fair market value per share of our common stock on either the offering date or on the purchase date, whichever is less. The fair market value of our common stock for this purpose will generally be the closing price on the                (or such other exchange as our common stock may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.

Reset Feature. The Compensation Committee may specify that, if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan and (3) the price of shares that any participant has elected to purchase.

International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase shares of our common stock pursuant to other offering rules or sub-plans adopted by the Compensation Committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and either our common stock will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without occurrence of any of our common stock purchase, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.

Amendment and Termination. Our board of directors and the Compensation Committee will each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to                  days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

Director Compensation

In 2020, no director received cash, equity or other non-equity compensation for service on our board of directors. We currently have no formal arrangements under which directors receive compensation for their service on our board of directors or its committees. Our policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

We intend to approve and implement a compensation program that consists of annual retainer fees and long-term equity awards for our non-employee directors who are determined to not be affiliated with us (the “Director Compensation Program”).

The initial eligible directors will be Matthew R. Cohler, Todd A. Dagres, and Deven J. Parekh.

The Director Compensation Program also will consist of the following components:                                                    . See “Management—Board Committees—Nominating and Corporate Governance Committee.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under “Executive Compensation.”

Promissory Notes Issued to Mr. Rosenblatt

On December 28, 2011, we loaned $1.1 million to our Chief Executive Officer, Mr. Rosenblatt, and received a promissory note evidencing such loan, with an annual interest rate of 1.27%, compounded daily and maturing in December 2016. On April 5, 2012, we loaned an additional $1.7 million to Mr. Rosenblatt and received an additional promissory note evidencing such loan, with an annual interest rate of 1.08%, compounded daily and maturing in April 2017. The promissory notes were secured by a pledge of all of the issued and outstanding shares of restricted common stock granted to Mr. Rosenblatt and were issued to assist Mr. Rosenblatt with the tax payments associated with the shares of our common stock issued to Mr. Rosenblatt under that certain initial offer letter between us and Mr. Rosenblatt. In February 2016, we extended the maturity dates of the promissory notes, with the first promissory note maturing in December 2021 and the second promissory note maturing in April 2022. As of December 15, 2020, the loans have been fully repaid by Mr. Rosenblatt.

Preferred Stock Financing

Series D Redeemable Convertible Preferred Stock Financing

From February 2019 through March 2019, we issued and sold an aggregate of 15,166,599 shares of our Series D redeemable convertible preferred stock to six accredited investors at a purchase price of $5.011010 per share, for aggregate cash consideration of approximately $76.0 million. We also issued 757,830 shares of our Series D redeemable convertible preferred stock with an aggregate value of $3.8 million ($5.011010 per share) to the placement agent in lieu of cash payment for issuance costs in connection with the financing.

The participants in the redeemable convertible preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series D stock issued to these related parties in this redeemable convertible preferred stock financing:

Participants	Shares of Series D Stock	Aggregate Purchase Price
Sofina Partners S.A.(1)	199,560	$999,997.16
Entities affiliated with T. Rowe Price(2)	7,982,422	39,999,996.47

(1)	Sofina Partners S.A. held more than 5% of our capital stock at the time of this transaction.
(2)

Entities affiliated with T. Rowe Price held more than 5% of our capital stock as of the consummation of this transaction. Includes (i) 5,282,277 shares purchased by T. Rowe Price New Horizons Fund, Inc., (ii) 1,063,187 shares purchased by T. Rowe Price Small-Cap Stock Fund, Inc., (iii) 526,258 shares purchased by T. Rowe Price Institutional Small-Cap Stock Fund, (iv) 199,811 shares purchased by T. Rowe Price U.S. Small-Cap Core Equity Trust, (v) 44,256 shares purchased by U.S. Small-Cap Stock Trust, (vi) 41,234 shares purchased by T. Rowe Price U.S. Equities Trust, (vii) 39,439 shares purchased by TD Mutual Funds—TD U.S. Small-Cap Equity Fund, (viii) 28,724 shares purchased by MassMutual Select Funds—MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, (ix) 19,927 shares purchased by T. Rowe Price Spectrum Moderate Growth Allocation Fund, (x) 14,568 shares purchased by T. Rowe Price Spectrum Moderate Allocation Fund, (xi) 11,114 shares purchased by Minnesota Life Insurance Company, (xii) 11,111 shares purchased by VALIC Company I—Small Cap Fund, (xiii) 8,813 shares purchased by T. Rowe Price Spectrum Conservative Allocation Fund, (xiv) 1,120 shares purchased by T. Rowe Price Moderate Allocation Portfolio, (xv) 46,582 shares purchased by Costco 401(k) Retirement Plan and (xvi) 644,001 shares purchased by T. Rowe Price New Horizons Trust.

Investors’ Rights Agreement, Registration Rights Agreement and Stockholders Agreement

In connection with the sale of redeemable convertible preferred stock described above, we entered into an investors’ rights agreement, a stockholders’ agreement, and a registration rights agreement, with the holders of preferred stock, including each of the persons and entities listed in the table above, and certain of our common stockholders, including Mr. Rosenblatt, our Chief Executive Officer, Mr. Paul, our Chief Technology Officer, and Ms. Zhang, our Chief Product Officer. The investors’ rights agreement and the stockholders’ agreement will each terminate immediately prior to the closing of this offering. The registration rights agreement, among other things grants our preferred stockholders and certain of our common stockholders, including Mr. Rosenblatt, our Chief Executive Officer, Mr. Paul, our Chief Technology Officer, and Ms. Zhang, our Chief Product Officer, specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of redeemable convertible preferred stock held by them. For more information regarding the registration rights provided in the registration rights agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.”

Offer Letters

We have entered into offer letters with certain of our executive officers. See “Executive Compensation—Existing Offer Letters with our Named Executive Officers” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant, or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an executive officer with knowledge of the proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors, and certain significant stockholders. In considering related person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but not limited to:

•	the risks, costs, and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column “Percentage of shares beneficially owned prior to this offering” is based on 91,859,831 shares of common stock outstanding as of December 31, 2020, after giving effect to the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 57,731,450 shares of our common stock upon the completion of this offering. The percentage ownership information under the column “Percentage of shares beneficially owned after this offering” is based on the sale of            shares of common stock in this offering by us, based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus).

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of December 31, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o 1stdibs.com, Inc., 51 Astor Place, 3rd Floor, New York, New York 10003.

	Number of shares beneficially owned	Percentage of shares beneficially owned
		Prior to this offering	After this offering
Name of Beneficial Owner Greater than 5% Stockholder
Entities affiliated with Benchmark Capital(1)	21,923,502	23.9%
Entities affiliated with Insight Partners(2)	15,193,371	16.5
Entities affiliated with Spark Capital(3)	8,392,074	9.1
Entities affiliated with T. Rowe Price(4)	7,982,422	8.7
Sofina Partners S.A.(5)	7,840,708	8.5
Entities affiliated with Index Ventures(6)	5,672,027	6.2

	Number of shares beneficially owned	Percentage of shares beneficially owned
		Prior to this offering	After this offering
Named Executive Officers and Directors:
David S. Rosenblatt(7)	8,410,334	8.9
Tu Nguyen(8)	220,750	*
Ross A. Paul(9)	1,122,587	1.2
Matthew R. Cohler(10)	10,961,751	11.9
Todd A. Dagres(11)	8,392,074	9.1
Deven Parekh(12)	15,193,371	16.5
All current executive officers and directors as a group (10 persons)(13)	46,029,594	47.6%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 10,961,751 shares of common stock held of record by Benchmark Capital Partners V, L.P. (“Benchmark V”) and (ii) 10,961,751 shares of common stock held of record by Benchmark Capital Partners VII, L.P. (“Benchmark VII”). Benchmark Capital Management Co. V, LLC, the general partner of Benchmark V, may be deemed to have sole voting and investment power over shares held by Benchmark V. Alexandre Balkanski, Bruce W. Dunlevie, Peter H. Fenton, William J. Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky, and Steven M. Spurlock, the managing members of Benchmark Capital Management Co. V, LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by Benchmark V. Benchmark Capital Management Co. VII, LLC, the general partner of Benchmark VII, may be deemed to have sole voting and investment power over shares held by Benchmark VII. Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, William J. Gurley, Kevin R. Harvey, Mitchell H. Lasky, and Steven M. Spurlock, the managing members of Benchmark Capital Management Co. VII, LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by Benchmark VII. The principal business address for Benchmark V, Benchmark VII and their affiliates is 2965 Woodside Road, Woodside, California 94062.

(2)

Consists of (i) 9,362,521 shares of common stock held of record by Insight Ventures Partners IX, L.P. (“IVP”) (ii) 4,652,008 shares of common stock held of record by Insight Ventures Partners (Cayman) IX, L.P. (“IVP (Cayman)”), (iii) 991,957 shares of common stock held of record by Insight Ventures Partners (Delaware) IX, L.P. (“IVP (Delaware)”), and (iv) 186,885 shares of common stock held of record by Insight Ventures Partners IX (Co-Investors), L.P. (“IVP (Co-Investors)” and, together with IVP, IVP (Cayman) and IVP (Delaware), the “IVP IX Funds”). Insight Venture Associates IX, Ltd. (“IVA IX Ltd.”), is the general partner of Insight Venture Associates IX, L.P. (“IAV IX”), which is the general partner of each of the IVP Funds. Insight Holdings Group, LLC (“Insight Holdings”), is the sole shareholder of IVA Ltd. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman, and Michael Triplett is a member of the board of managers of Insight Holdings and as such may be deemed to have shared voting and dispositive power over the shares of common stock held of record by each of the IVP Funds. The foregoing is not an admission by IVA IX, IVA IX Ltd. or Insight Holdings that it is the beneficial owner of the shares held of record by the IVP IX Funds. Each of Messrs. Horing, Parekh, Sobiloff, Triplett, and Lieberman disclaims beneficial ownership of the shares held by the IVP IX Funds except to the extent of his pecuniary interest therein. The principal business address for the IVP IX Funds and their affiliates is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York, 10036.

(3)

Consists of (i) 6,531,849 shares of common stock held of record by Spark Capital III, L.P. (“Spark Capital”), (ii) 1,777,983 shares held of record by Spark Capital Growth Fund, L.P. (“Spark Growth”), (iii) 17,597 shares of common stock held of record by Spark Capital Growth Founders’ Fund, L.P. (“Spark Founders”) and (iv) 64,645 shares of common stock held of record by Spark Capital Founders’ Fund III LP (“Spark III” and, together with Spark Founders, Spark Growth and Spark Capital, “Spark Funds”). Spark Management Partners III, LLC is the general partner of Spark Capital and Spark III. Spark Growth Management Partners, LLC is the general partner of Spark Growth and Spark Founders. Mr. Dagres is the managing member of both Spark Management Partners III, LLC and Spark Growth Management Partners, LLC and as such may be deemed to have shared voting and dispositive power over the shares of common stock held of record by each of the Spark Funds. The principal business address for the Spark Funds and their affiliates is 137 Newbury Street, 8th Floor, Boston, Massachusetts 02116.

(4)

Consists of (i) 5,282,277 shares of common stock held of record by T. Rowe Price New Horizons Fund, Inc., (ii) 1,063,187 shares of common stock held of record by T. Rowe Price Small-Cap Stock Fund, Inc., (iii) 526,258 shares of common stock held of record by T. Rowe Price Institutional Small-Cap Stock Fund, (iv) 199,811 shares of common stock held of record by T. Rowe Price U.S. Small-Cap Core Equity Trust, (v) 44,256 shares of common stock held of record by U.S. Small-Cap Stock Trust, (vi) 41,234 shares of common stock held of record by T. Rowe Price U.S. Equities Trust, (vii) 39,439 shares of common stock held of record by TD Mutual Funds—TD U.S. Small-Cap Equity Fund, (viii) 28,724 shares of common stock held of record by MassMutual Select Funds—MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, (ix) 19,927 shares of common stock held of record by T. Rowe Price Spectrum Moderate Growth Allocation Fund, (x) 14,568 shares of common stock held of record by T. Rowe Price Spectrum Moderate Allocation Fund, (xi) 11,114 shares of common stock held of record by Minnesota Life Insurance Company, (xii) 11,111 shares of common stock held of record by VALIC Company I—Small Cap Fund, (xiii) 8,813 shares of common stock held of record by T. Rowe Price Spectrum Conservative Allocation Fund, (xiv) 1,120 shares of common stock held of record by T. Rowe Price Moderate Allocation Portfolio, (xv) 46,582 shares of common stock held of record by Costco 401(k) Retirement Plan and (xvi) 644,001 shares of common stock held of record by T. Rowe Price New Horizons Trust. T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed above, with the exception of VALIC Company I—Small Cap Fund, which retains voting authority, as well as securities owned by certain other individual and institutional investors. The principal business address for the advisory clients of TRPA is 100 East Pratt Street, Baltimore, Maryland 21202. For purposes of reporting requirements of the Exchange Act, TRPA may be deemed to be the beneficial owner of all of the securities owned by the funds and accounts listed above; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc. (“TRPG”), which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer and FINRA member, is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the TRPG fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. TRPG provides brokerage services through TRPIS primarily to complement the other services provided to shareholders of the TRPG funds.
(5)

Consists of 7,840,708 shares of common stock held of record by Sofina Partners S.A. (“Sofina”). Sofina is a corporation managed by a board of directors. Harold Boël, Xavier Coirbay, Stéphanie Delperdange, Pierre Ahlborn, Wauthier De Bassompierre, Philippe Haquenne, Jean-François Lambert, Paul Mousel, Maxence Tombeur, Bernard Trempont, and Clément Gury are the directors of Sofina. There is no individual which may be deemed to have shared voting and dispositive power over the shares of common stock held of record by Sofina. The address for Sofina is 12, rue Léon Laval, L-3372 Leudelange (Grand Duchy of Luxembourg).

(6)

Consists of (i) 5,519,463 shares of common stock held of record by Index Ventures Growth II (Jersey), L.P. (“Index II”), (ii) 81,664 shares of common stock held of record by Index Ventures Growth II Parallel Entrepreneur Fund (Jersey), L.P. (“Index II Parallel”), and (iii) 70,900 shares of common stock held of record by Yucca (Jersey) SLP (“Yucca”). Index Venture Growth Associates II Limited (“IVGA II”), is the managing general partner of Index II and Index II Parallel and may be deemed to have voting and dispositive power over the shares held by those funds. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant funds’ investment, and IVGA II may be deemed to have voting and dispositive power over their respective allocation of shares held by Yucca. David Hall, Phil Balderson, Brendan Boyle, and Nigel Greenwood are the members of the board of directors of IVGA II, and investment and voting decisions with respect to the shares over which IVGA II may be deemed to have voting and dispositive power are made by such directors collectively. The address of each of these entities is 5th Floor, 44 Esplanade, St Helier, Jersey JE1 3FG, Channel Islands, except for Yucca, the address of which is 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(7)

Consists of (i) 4,264,425 shares of common stock held by Mr. Rosenblatt individually, (ii) 1,845,909 shares of common stock held of record by the 2012 David Rosenblatt Family Trust, for which Mr. Rosenblatt serves as a trustee, and (iii) 2,300,000 shares of common stock subject to stock options held by Mr. Rosenblatt that are exercisable within 60 days of December 31, 2020.

(8)	Consists of 220,750 shares of common stock subject to stock options held by Ms. Nguyen that are exercisable within 60 days of December 31, 2020.
(9)	Consists of (i) 226,980 shares of common stock and (ii) 895,607 shares of common stock subject to stock options held by Mr. Paul that are exercisable within 60 days of December 31, 2020.
(10)	Consists of shares held by Benchmark VII. See footnote (1) above.
(11)	Consists of shares held by entities affiliated Spark Capital. See footnote (3) above.
(12)	Consists of shares held by entities affiliated Insight Partners. See footnote (2) above.
(13)

Consists of (i) 41,212,233 shares of common stock beneficially owned by our current executive officers and directors and (ii) 4,817,361 shares of common stock subject to stock options held by our current executive officers and directors that are exercisable within 60 days of December 31, 2020.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, and of the DGCL. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

General

Upon completion of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. All of our authorized preferred stock upon completion of this offering will be undesignated.

Common Stock

Outstanding Shares

As of December 31, 2020, there were 34,128,381 shares of common stock outstanding. Upon completion of this offering and assuming the conversion of all outstanding shares of redeemable convertible preferred stock into 57,731,450 shares of common stock and no exercise by the underwriters of their option to purchase additional shares,            shares of common stock will be outstanding.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into shares of our common stock on a one-to-one basis and we will not have any shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2020, 9,511,480 shares of common stock were subject to outstanding options. As of             , 2021, there were            shares of common stock reserved for future issuance under the 2021 Plan, which shall be subject to an annual increase. For additional information regarding terms of the 2021 Plan, see “Executive Compensation—Equity Incentive Plans.”

Warrants

As of December 31, 2020, we had outstanding warrants to purchase an aggregate of 132,666 shares of our common stock, with an exercise price of $1.29 per share.

Registration Rights

Following the completion of the offering, certain holders of our common stock, common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock subject to outstanding warrants, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement by and among us and certain of our stockholders. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below, including the legal fees payable to one selling holders’ counsel.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of (1) the date that is five years after the completion of this offering and (2) the date that a holder may sell all of their shares in a three-month period under Rule 144 of the Exchange Act, this offering has been closed and such holder holds less than 1% of our outstanding common stock.

Demand Registration Rights

The holders of 91,992,497 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock and common stock subject to outstanding warrants as of December 31, 2020, will be entitled to certain demand registration rights. At any time beginning on the earlier of the fifth anniversary of the date of the registration rights agreement or six months following the effectiveness of this registration statement, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities with an aggregate offering price which equals or exceeds $25.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of 91,992,497 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock and common stock subject to outstanding warrants as of December 31, 2020, are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration, a registration statement relating to a business combination or exchange offer or a registration statement relating solely to employee benefit plans, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of 91,992,497 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock and common stock subject to outstanding warrants as of December 31, 2020, will be entitled to certain Form S-3 registration rights. Holders of a majority of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $5.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL (“Section 203”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our board of directors, Chairperson of our board of directors or our Chief Executive Officer.

As described above in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws effective upon completion of this offering, our board of directors will be divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of the members of our board of directors then in office, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is expressly authorized to adopt, amend, or repeal our bylaws, and require a 66 2/3% stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation and bylaws described above. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

We intend to apply to list our common stock on              under the symbol “DIBS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            . The transfer agent and registrar’s address is                and the telephone number is                .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market before (to the extent permitted) or after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2020, upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon completion of this offering. Of these shares, the shares sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares) will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining             shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no shares will be eligible for immediate sale upon completion of this offering; and

•

the remaining             shares will be eligible for sale under Rule 144, subject to the volume limitations, manner-of-sale, and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner-of-sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restriction applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our common stock, as well as our directors and executive officers, have entered into lock-up agreements as described below and any restricted shares held by them will become eligible for sale at the expiration of the restrictions set forth in those agreements. After these contractual resale restrictions lapse, these holders will be able to sell some or all of their shares of our common stock, subject only to applicable restrictions under federal and state securities laws.

Rule 701

Under Rule 701, shares of common stock acquired upon the exercise of outstanding options or pursuant to other rights granted under compensatory stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of the other holders of our equity securities, have agreed with the underwriters that for a period of        days (the restricted period) after the date of this prospectus, subject to specified exceptions, we or they will not, without the prior written consent of BofA Securities, Inc. and Barclays Capital Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock. In addition, BofA Securities, Inc. and Barclays Capital Inc., as representatives of the underwriters, may in their discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of this                              -day lock-up period at any time, subject applicable notice requirements and in some cases, without public notice. If such a release is granted for one of our officers or directors, (1) BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, will, at least three business days before the effective date of such release, notify us of the impending release, and (2) we will announce the impending release by press release through a major news service at least two business days before the effective date of the release.

Upon expiration of the “restricted” period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to the 2011 Plan, the 2021 Plan, and the ESPP. These registrations statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates. As of December 31, 2020, options to purchase a total of 9,511,480 shares of our common stock pursuant to our 2011 Plan were outstanding, of which options to purchase 6,809,299 shares were exercisable, and no options were outstanding or exercisable under our 2021 Plan.

Registration Rights

Immediately prior to the closing of this offering, the holders of 91,992,497 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock and common stock subject to outstanding warrants as of December 31, 2020 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and does not discuss all of the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. corporation for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR

SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely file the required certification, it may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. Although the                qualifies as an established securities market, there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property he or she is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Accounts

Certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, or (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. Treasury regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Holders should consult their own tax advisers regarding the implications of these rules for their investment in our common stock.

UNDERWRITING

BofA Securities, Inc. and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we will agree to sell to the underwriters, and each of the underwriters will agree, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
BofA Securities, Inc.
Barclays Capital Inc.
Allen & Company LLC
Evercore Group L.L.C.
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will agree, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement will provide that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including underwriting discounts and commissions, are estimated at $                and are payable by us.

The underwriters have agreed to reimburse us for up to $                documented expenses incurred in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer common stock of any class or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for                days after the date of this prospectus without first obtaining the written consent of the Representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to any common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We intend to apply to list our common stock on                  under the symbol “DIBS.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The representatives of the underwriters have advised us that the underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the representatives are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no Shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the representatives are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, New York, New York, and Palo Alto, California. Goodwin Procter LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock offered by the prospectus.

EXPERTS

The consolidated financial statements of 1stdibs.com, Inc. as of and for the year ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 51 Astor Place, 3rd Floor, New York, New York 10003.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the web site of the SEC referred to above. We also maintain a website at www.1stdibs.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

1STDIBS.COM, INC

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of 1stdibs.com, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 1stdibs.com, Inc. (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

New York, New York

February 12, 2021

1STDIBS.COM, INC

CONSOLIDATED BALANCE SHEET

(Amounts in thousands, except share and per share amounts)

December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$55,470
Accounts receivable, net of allowance for doubtful accounts of $42	525
Prepaid expenses	1,412
Receivables from payment processors	3,605
Other current assets	3,127

Total current assets	64,139
Property and equipment, net	9,132
Goodwill	7,180
Intangible assets, net	1,549
Notes receivable from related party	3,082
Other assets	3,656

Total assets	$88,738

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,960
Payables due to sellers	2,901
Accrued expenses	7,600
Other current liabilities	7,306

Total current liabilities	20,767
Other liabilities	3,763

Total liabilities	24,530

Commitments and contingencies (Note 20)
Redeemable convertible preferred stock (Series A, B, C, C-1, and D), $0.01 par value; 57,771,864 shares authorized; 57,731,450 shares issued and outstanding as of December 31, 2019; aggregate liquidation preference of $286,942 as of December 31, 2019	283,430
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 105,767,092 shares authorized; 26,701,460 shares issued and outstanding as of December 31, 2019	267
Accumulated deficit	(219,244)
Accumulated other comprehensive loss	(245)

Total stockholders’ deficit	(219,222)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$88,738

See accompanying notes to the consolidated financial statements

1STDIBS.COM, INC

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

Year Ended December 31, 2019
Net revenue	$70,567
Cost of revenue	23,718

Gross profit	46,849
Operating expenses:
Sales and marketing	44,170
Technology development	15,162
General and administrative	15,200
Provision for transaction losses	3,499

Total operating expenses	78,031

Loss from operations	(31,182)

Other income (expense), net:
Interest income	718
Interest expense	(536)
Other income, net	738

Total other income (expense), net	920

Net loss before income taxes	(30,262)
Income tax benefit	409

Net loss	(29,853)
Accretion of redeemable convertible preferred stock to redemption value	(13,744)

Net loss attributable to common stockholders	$(43,597)

Net loss per share attributable to common stockholders—basic and diluted	$(1.65)

Weighted average common shares outstanding—basic and diluted	26,425,026

See accompanying notes to the consolidated financial statements.

1STDIBS.COM, INC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Amounts in thousands)

Year Ended December 31, 2019
Net loss	$(29,853)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax of $0	28

Comprehensive loss	$(29,825)

See accompanying notes to the consolidated financial statements.

1STDIBS.COM, INC

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid - In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2019	41,807,021	$193,823	25,921,077	$259	$—	$(178,736)	$(273)	$(178,750)
Impact of adoption of ASC 606	—	—	—	—	—	882	—	882
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $3,934	15,924,429	75,863	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	13,744	—	—	(2,207)	(11,537)	—	(13,744)
Issuance of common stock as acquisition consideration	—	—	520,435	5	786	—	—	791
Exercise of stock options	—	—	259,948	3	340	—	—	343
Stock-based compensation	—	—	—	—	1,081	—	—	1,081
Foreign currency translation adjustment	—	—	—	—	—	—	28	28
Net loss	—	—	—	—	—	(29,853)	—	(29,853)

Balances as of December 31, 2019	57,731,450	$283,430	26,701,460	$267	$—	$(219,244)	$(245)	$(219,222)

See accompanying notes to the consolidated financial statements

1STDIBS.COM, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

Year Ended December 31, 2019
Cash flows used in operating activities:
Net loss	$(29,853)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,150
Stock-based compensation expense	1,081
Provision for bad debts	138
Amortization of costs to obtain revenue contracts	494
Amortization of debt issuance costs	334
Deferred rent	(2,006)
Deferred income taxes	(424)
Other	(149)
Changes in operating assets and liabilities:
Accounts receivable	(123)
Prepaid and other current assets	(2,993)
Receivables from payment processors	(1,883)
Other assets	499
Accounts payable and accrued expenses	3,703
Payables due to sellers	804
Other liabilities	6,759

Net cash used in operating activities	(18,469)

Cash flows used in investing activities:
Development of internal-use software	(4,191)
Purchases of property and equipment	(1,911)
Acquisition of Design Manager, net of cash acquired	(2,308)

Net cash used in investing activities	(8,410)

Cash flows from financing activities:
Proceeds from exercise of stock options	343
Proceeds from the issuance of Series D redeemable convertible preferred stock, net of issuance costs	75,863
Repayment of long-term debt	(15,000)
Debt refinancing costs	(250)

Net cash provided by financing activities	60,956

Effect of exchange rate changes on cash, cash equivalents and restricted cash	117
Net increase in cash, cash equivalents and restricted cash	34,194
Cash, cash equivalents, and restricted cash at beginning of year	24,610

Cash, cash equivalents, and restricted cash at end of year	$58,804

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$2
Cash paid for interest	456
Supplemental disclosure of non-cash activities:
Accretion of redeemable convertible preferred stock to redemption value	$13,744
Issuance of common stock as acquisition consideration	791
Deferred acquisition consideration	846
Impact of adoption of ASC 606	(882)

See accompanying notes to the consolidated financial statements

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of the Business and Basis of Presentation

1stdibs.com, Inc. (“1stDibs” or the “Company”) is the world’s leading online marketplace for luxury design products, connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion. The Company’s thoroughly vetted seller base, in-depth editorial content, and custom-built technology platform create trust in the Company’s brand and facilitate high-consideration purchases of luxury design products online. By disrupting the way these items are bought and sold, 1stDibs is both expanding access to, and growing the market for, luxury design products.

The Company was incorporated in the state of Delaware on March 10, 2000 and is headquartered in New York, NY with additional offices in Pennsylvania, Colorado, and the United Kingdom.

The accompanying consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, 1stdibs.com, Ltd. and 1stdibs Design Manager, Inc. (“Design Manager”). All intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, provision for transaction losses, accounting for business combinations, determination of useful lives of property and equipment, valuation and useful lives of intangible assets, impairment assessment of goodwill, internal-use software, valuation of common stock, stock option valuations, income taxes, and the recognition and disclosure of contingent liabilities. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Foreign Currency and Currency Translation

The functional currency for the Company’s wholly owned foreign subsidiary, 1stdibs.com, Ltd., is the British pound. Assets and liabilities of 1stdibs.com, Ltd. are translated into United States dollars at the exchange rate in effect on the balance sheet date. Income and expenses are translated at the average exchange rate in effect during the period. Unrealized translation gains and losses are recorded as a translation adjustment, which is included in the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit as a component of accumulated other comprehensive loss. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in foreign exchange gain in total other income, net in the consolidated statement of operations.

Segment Information

An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision maker. The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the

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(Amounts in thousands, except share and per share data)

chief operating decision maker, reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. The Company’s single reportable and operating segment contains two reporting units: 1stDibs, which consists of the Company’s online marketplace that enables commerce between sellers and buyers; and Design Manager, which is the Company’s separate online platform that is used to sell a software solution to interior designers.

Business Combinations

The Company has made acquisitions in the past and may continue to make acquisitions in the future. In determining whether an acquisition should be accounted for as a business combination or asset acquisition, the Company first determines whether or not substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business. The Company made one acquisition during 2019, which was considered a business acquisition.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date, and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Transaction costs related to business combinations are expensed as incurred.

Long-lived assets, primarily consisting of goodwill and other intangible assets, represent the largest components of the Company’s acquisitions. The intangible assets that the Company has acquired include customer relationships, developed and acquired technology, trade names and associated trademarks. The intangible assets are valued using an income approach based on projected cash flows or a replacement cost approach. The estimated fair values of these intangible assets reflect various assumptions including discount rates, revenue growth rates, operating margins, terminal values, useful lives, and other prospective financial information.

Determining the fair value of the assets and liabilities acquired is judgmental in nature and can involve the use of significant estimates and assumptions. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact net income in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. When the Company makes an acquisition, it also acquires other assets and assumes liabilities. These other assets and liabilities typically include but are not limited to, accounts receivable, accounts payable, and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities’ balance sheets.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statement of operations and consolidated statement of comprehensive loss as operating gains or losses.

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(Amounts in thousands, except share and per share data)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are placed with large financial institutions that management believes are of high credit quality. At times, the Company’s cash balances with individual banking institutions are in excess of federally insured limits. The Company has not experienced any credit losses related to its cash and cash equivalents balance. As of December 31, 2019, the Company had no single customer that represented more than 10% of the Company’s revenue. The Company’s concentration of credit risk with respect to revenue is limited due to its diverse and geographically dispersed customer base.

Cash, Cash Equivalents and Restricted Cash

The following represents the Company’s cash, cash equivalents and restricted cash as of December 31, 2019:

December 31, 2019
Cash and cash equivalents	$55,470
Restricted cash	3,334

$58,804

The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company’s restricted cash relates to a Letter of Credit for its office lease in New York, New York and is included in other assets in the Company’s consolidated balance sheet. The carrying value of the restricted cash approximates fair value.

Debt Issuance Costs

Debt issuance costs associated with the Company’s long-term debt agreements are recorded as a reduction of the carrying value of the long-term debt on the Company’s consolidated balance sheet and are amortized to interest expense over the term of the respective debt agreement using the effective interest method. During February 2019, the Company repaid all amounts associated with its long-term debt and amortized all remaining debt issuance costs upon repayment of its long-term debt (See Note 14).

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned initial public offering (“IPO”), until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Company’s consolidated statement of operations and consolidated statement of comprehensive loss. As of December 31, 2019, there were no deferred offering costs included in the Company’s consolidated balance sheet.

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(Amounts in thousands, except share and per share data)

Accounts Receivable, net

The Company’s accounts receivable are customer obligations that are unconditional and are recorded at the amounts billed to customers. Accounts receivable are presented net of an estimated allowance for doubtful accounts for amounts that may not be collectible on the Company’s consolidated balance sheet. The Company’s accounts receivable do not bear interest and do not require collateral or other security to support related receivables. The Company establishes an allowance for doubtful accounts as losses are estimated to have occurred through a provision for bad debt. Losses are charged against the allowance when management believes the un-collectability of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on past collection history and management’s evaluation of accounts receivable. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Account balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for doubtful accounts are recorded as a component of provision for transaction losses in the consolidated statement of operations.

Receivables from Payment Processors and Payables Due to Sellers

Receivables from payment processors represent amounts received from buyers via third-party payment processors, including credit card, PayPal, ApplePay, and ACH payments, which will be deposited by the payment processors to 1stDibs’ bank accounts for payment to sellers and shipping carriers. The Company also collects sales tax from buyers on behalf of sellers in certain jurisdictions as a marketplace facilitator and remits these collected taxes directly to the tax authorities.

The portion of the cash and related receivable remaining after deducting the Company’s commission and processing fees represents the total payables due to third parties, which consists of payables due to sellers, payables due to shipping carriers in instances where 1stDibs’ shipping services are elected by sellers, and payables due to tax authorities.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives.

The Company capitalizes costs related to internal-use software during the application development stage, including consulting costs and compensation expenses related to employees who devote time to the development projects. The Company records software development costs in property and equipment, net. Costs incurred in the preliminary stages of development activities and post implementation activities are expensed in the period incurred and are included in technology development in the consolidated statement of operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Once the project is available for general release, capitalization ceases, and the asset can begin being amortized. Capitalized costs associated with internal-use software are amortized on a straight-line basis over their estimated useful life, which is generally three years, and are included in cost of revenue in the consolidated statement of operations.

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(Amounts in thousands, except share and per share data)

The general range of useful lives of property and equipment is as follows:

Estimated Useful Life
Leasehold improvements	Lesser of lease term or life of asset
Furniture and fixtures	3 years
Computer equipment and software	3 years
Internal-use software	Lesser of contract term or 3 years

When assets are sold or retired, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts, with any resulting gain or loss recorded in income from operations in the consolidated statement of operations and consolidated statement of comprehensive loss. Costs of repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s goodwill impairment test is performed at the reporting unit level, based on the Company having two reporting units, 1stDibs and Design Manager.

The Company’s goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances exist that would lead the Company to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. Such qualitative factors include industry and market considerations, economic conditions, entity-specific financial performance, and other events such as changes in management, strategy, and primary customer base. If the Company determines that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the goodwill is deemed not to be impaired and no further action is required. If the fair value is less than the carrying value, goodwill is considered impaired and a charge is reported as impairment of goodwill in the consolidated statement of operations. Based on the Company’s qualitative assessment, no impairment was recorded during the year ended December 31, 2019.

Intangible Assets

The Company’s intangible assets include customer relationships, tradenames and associated trademarks, acquired and developed technology, and other intangibles such as patents and non-compete agreements obtained through business acquisitions. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired, and reported net of accumulated amortization, separately from goodwill. Intangible assets are amortized over their estimated useful lives. Intangible assets are amortized on a straight-line basis as presented below:

Asset	Estimated Useful Life
Customer relationships	15 years
Trade names and associated trademarks	5-10 years
Acquired and developed technology	3 years
Other	3 years

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects and the effects of obsolescence, demand, competition, and other economic factors. For the year ended December 31, 2019, there were no indications of impairments.

Contingencies

The Company has certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the Company’s consolidated balance sheet. The Company does not accrue for contingent losses that, in its judgement, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of accounts receivable, net, prepaid expenses, receivables from payment processors, accounts payable, payables due to sellers, accrued expenses, and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. The Company’s deferred acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

consideration in connection with its Design Manager acquisition (see Note 3) is carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above. The fair value of the deferred acquisition is determined by considering as an input the fair value per share of the Company’s common stock which is determined through a third-party valuation.

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2019.

Income Taxes

Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

The Company follows the provisions of the authoritative guidance from the Financial Accounting Standards Board (“FASB”) on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company must accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company assesses foreign investment levels periodically to determine if all or a portion of the Company’s investments in its foreign subsidiary are indefinitely invested. Any required adjustment to the income tax provision would be reflected in the period that the Company changes this assessment.

The Company recognizes the tax on global intangible low-taxed income (“GILTI”) earned by foreign subsidiaries as a period expense in the period the tax is incurred.

Net Loss per Share Attributable to Common Stockholders

The Company applies the two-class method to compute basic and diluted net loss per share when shares meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. During periods of loss, there is no allocation required under the two-class method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period without consideration of potentially dilutive common stock. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, redeemable convertible preferred stock, and warrants to purchase shares of common stock, are considered potential dilutive common shares.

Revenue Recognition

The Company generates revenue primarily from the Company’s seller marketplace services as well as other optional services sold to sellers including advertisements, and software services sold to interior designers. Revenue is recognized as the Company transfers control of promised goods or services to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods or services by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, has the latitude in establishing pricing and selecting suppliers, among other factors. Based on the Company’s evaluation of these factors, revenue is recorded either gross or net of costs associated with the transaction.

Seller Marketplace Services (Subscriptions, Listings and Marketplace Transactions)

The Company sells subscriptions to access the 1stDibs online marketplace, which allow sellers to promote and list items to be sold to buyers and execute successful purchase transactions with buyers. Through the subscription the sellers receive the benefit of marketplace activities, including listing items for sale, completing sales transactions, and payments processing, which represents a single stand-ready performance obligation. The Company has determined that its customers are sellers on its online marketplace since sellers pay for the use of the platform to sell their inventory. The Company offers sellers annual subscriptions that are payable on a monthly basis. If during the annual subscription period a seller ceases to make its monthly payment, the Company is no longer obligated to provide the subscribed services and the seller can be terminated at the Company’s sole discretion.

The Company earns listing fees from sellers who are subscribed to its online marketplace on a per item basis as directed by the seller to promote certain items at the seller’s discretion.

The Company charges sellers commission and processing fees for successful purchases through its online marketplace. The commission fees range from 5% to 50% and processing fees are 3%, net of expected refunds. If a seller accepts a return or refund of an on-platform purchase, the related commission and processing fees are refunded to the seller. The Company records discounts provided to the end buyer, to whom the Company has no performance obligation, such as promotional discounts, in selling and marketing expense since the discounts are not related directly to the Company’s revenue source but rather used as a marketing tool, and the seller is not made aware of the discounts provided to the end buyer.

For the items purchased through the 1stDibs marketplace, the Company collects the gross merchandise value from the buyer, but the Company recognizes the associated revenue on a net basis, which equates to the commissions and processing fees earned in exchange for the seller marketplace facilitation services. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Company does not take title to inventory sold or assume risk of loss at any point in time during the transaction and is authorized to collect consideration from the buyer and remit net consideration to the seller to facilitate the processing of the confirmed purchase transaction.

The subscription fee is recognized monthly, the commission and processing fees are recognized net of estimated refunds when the corresponding transaction is confirmed by the buyer and seller, and listing fees are recognized when the listing is publicly posted.

Advertisements

Advertising revenue is generated by displaying seller ads on the 1stDibs online marketplace. For advertising services, the Company enters into agreements with advertisers, or sellers, in the form of signed insertion orders, which specify the terms of services and fees, prior to advertising campaigns being run. The Company recognizes revenue from the display of impression-based ads in the period in which the impressions are delivered in accordance with the contractual terms of the seller insertion orders. Impressions are considered delivered when an ad is displayed to users.

Software Services

Through the Company’s subsidiary, Design Manager, the Company offers subscriptions to access software typically used by interior designers. Subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. The Company offers both monthly and annual subscriptions. For software services, the Company offers subscriptions to customers that are tailored to design firms as an end-to-end business solution for project management and accounting and enter into agreements with the customers through their acceptance of online terms of service, which specifies the terms of services and fees, prior to the customers receiving access to the software platform.

Contract Costs

The Company capitalizes commission costs that are incremental and directly related to the acquisition of seller agreements. Commissions are earned by the Company’s sales force when the seller’s listings are publicly visible and available for purchase on the 1stDibs marketplace. Commission costs are capitalized when earned and are amortized as expense over an estimated seller relationship period of three years. The Company determined the estimated seller relationship period by taking into consideration the contractual term of the seller agreements, the seller’s lifetime expected value, and the fact that no additional commission is paid for renewed seller agreements.

As of December 31, 2019, the Company recorded $766 of costs to obtain revenue contracts in the Company’s consolidated balance sheet. Amortization of costs to obtain revenue contracts totaled $494 for the year ended December 31, 2019 and is included in sales and marketing in the Company’s consolidated statement of operations. The Company periodically reviews the costs to obtain revenue contracts to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these costs to obtain revenue contracts.

Contract Balances from Contracts with Customers

A contract liability is an obligation to transfer goods or services for which consideration has been received or is due to a customer. Contract liabilities consist of deferred revenue that is unearned related to Design

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Manager software subscription fees charged to the Company’s customers, and to a lesser extent, setup fees charged to new sellers at the inception of service and advertising fees charged to advertisers for which advertisements have not been delivered. Deferred revenue for setup fees is recognized as revenue over the expected life of the seller relationship. Deferred revenue for software and advertising fees is recognized as revenue in the periods in which services are provided. The current portion of deferred revenue was $508 as of December 31, 2019 and is included in other current liabilities in the Company’s consolidated balance sheet, and the non-current portion of deferred revenue was $67 as of December 31, 2019 and is included in other liabilities in the Company’s consolidated balance sheet (see Note 4).

Cost of Revenue

Cost of revenue includes payment processor fees and hosting expenses. Cost of revenue also includes expenses associated with payroll, employee benefits, stock-based compensation, consulting costs, amortization of internal-use software, and other headcount-related expenses associated with operations personnel supporting revenue-related operations. A portion of rent, related facilities and maintenance costs, and depreciation of property and equipment related to a gallery space used by the Company is also allocated to cost of revenue. A Surrender Agreement for the gallery lease was entered into in December 2019 (see Note 20).

In certain transactions where 1stDibs shipping services are elected by sellers, the Company facilitates shipping of items purchased from the seller to the buyer. The difference between the amount collected for shipping and the amount charged by the shipping carrier is included in cost of revenue in the consolidated statement of operations.

Sales and Marketing

Sales and marketing expenses include advertising expense, payroll, employee benefits, stock-based compensation, rent and related facilities and maintenance costs related to a gallery space used by the Company, depreciation of property and equipment related to the gallery, promotional discounts offered to new and existing buyers, incentives offered to select buyers who reach a certain purchase amount threshold, and other headcount-related expenses associated with sales and marketing personnel. Advertising expenses consist primarily of costs incurred promoting and marketing the Company’s services, such as costs associated with acquiring new users through performance marketing, print advertising, email, and events. Promotional discounts and incentives represent incentives solely to end buyers and, therefore, are not considered payments made to the Company’s customers. Buyers are not customers because access to the 1stDibs marketplace is free for buyers and the Company has no performance obligations with respect to buyers.

The Company expenses all advertising expenses as incurred. During the year ended December 31, 2019, the Company incurred advertising expenses of approximately $14,616.

Technology Development

Technology development expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with engineering and product development personnel and consulting costs related to technology development. The Company expenses all technology development expenses as incurred, except for those expenses that meet the criteria for capitalization as internal-use software.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

General and Administrative

General and administrative expenses include payroll, employee benefits, stock-based compensation, rent and related facilities and maintenance costs, other headcount-related expenses associated with finance, facility and human resources related personnel, depreciation and amortization of property and equipment, and legal, accounting, and professional fees. The Company expenses all general and administrative expenses as incurred.

Provision for Transaction Losses

Provision for transaction losses consists primarily of losses resulting from our buyer protection programs, damages to products caused by shipping and transit, and bad debt expense associated with the Company’s accounts receivable.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors, and non-employees based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s common stock, expected stock price volatility, the expected term of the award, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. Treasury bond yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends.

The fair value of common stock underlying options has historically been determined by the Company’s board of directors, with input from management, and considering third-party valuations of the Company’s common stock. Because there has been no public market for the Company’s common stock, the board of directors has determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital, and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Classification and Accretion of Redeemable Convertible Preferred Shares

The Company has classified the redeemable convertible preferred stock outside of stockholders’ deficit in temporary equity in the Company’s consolidated balance sheet due to the shares containing certain redemption features that are not solely within the control of the Company. The carrying values of the redeemable convertible preferred shares are accreted to their redemption values from the date of issuance through the earliest date of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

redemption using the effective interest method. Increases to the carrying value of the redeemable convertible preferred stock are charged to additional paid-in capital or accumulated deficit.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB under its ASC or other standard setting bodies. The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. ASC 606 includes the required steps to achieve the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2019, using the modified retrospective method. The standard was applied to all contracts at the date of adoption. Results for the year ended December 31, 2019 are presented under ASC 606. In connection with the adoption, the Company adjusted accumulated deficit as of January 1, 2019 to reverse $882 of sales commission expense that had previously been recognized and recorded it as an asset in other current assets and other assets on the consolidated balance sheet. There were no other material impacts to the consolidated financial statements as a result of adopting this standard.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other, which simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test under ASC 350. Under current guidance, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the current fair value of all assets and liabilities of the reporting unit from the reporting unit’s fair value as determined in Step 1. Under ASU 2017-04, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The guidance is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The guidance must be applied prospectively. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees and directors, with certain exceptions. Under ASU 2018-07, an entity should apply the requirements of Topic 718 to nonemployee awards except for specific

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606. The new standard is effective for non-public companies for annual reporting periods beginning after December 15, 2019 with early adoption permitted, but no earlier than an entity’s adoption of ASC 606. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The guidance is effective for fiscal years and interim periods beginning after December 15, 2018 for public companies, and for fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, for all other entities. The Company plans to adopt this standard on January 1, 2022 and is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The update is associated with customer accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for fiscal years and interim periods beginning after December 15, 2019 for public companies, and for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, for all other entities. The Company plans to adopt this standard on January 1, 2021 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which simplifies the accounting for income taxes, eliminates certain exceptions with ASC 740 and clarifies certain aspects of the current guidance to promote consistency among reporting entities. This guidance is effective for fiscal years and interim periods beginning after December 15, 2020 for public companies and for fiscal years beginning after December 15, 2021 for nonpublic companies, with early adoption permitted. The Company plans to adopt this standard on January 1, 2022 and is currently evaluating the effects of adopting this guidance on its consolidated financial statements.

3. Acquisitions

The below acquisition qualifies as a business combination, and the Company has recorded all assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the purchase price in the

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

acquisition over the fair value of the tangible and identifiable intangible assets acquired less the liabilities assumed has been recorded as goodwill. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the businesses. The transaction expenses associated with business acquisitions were $794 and are included in general and administrative expenses in the Company’s consolidated statement of operations.

Design Manager

On May 2, 2019, the Company acquired 100% of the outstanding equity of Franklin Potter Associates, Inc. (“Franklin Potter”) and its subsidiary, doing business as Design Manager, a privately-held company that sells subscriptions to a software solution to interior designers to assist with project management, purchasing, and accounting for a total purchase consideration of $4,150, subject to customary purchase price adjustments. The acquisition was intended to further enhance the Company’s offerings to interior designers, as both the 1stDibs and Design Manager platforms offer tools that are integral to their businesses.

The fair value of the assets acquired and the liabilities assumed in the business combination were as follows:

As of May 2, 2019
Current assets	$242
Property and equipment	105
Intangible assets	1,680
Other assets	4

Total identifiable assets acquired	2,031
Deferred revenue	(300)
Other current liabilities	(193)
Other liabilities	(424)

Total liabilities assumed	(917)
Net identifiable assets acquired	1,114
Goodwill	3,036

Net assets acquired	$4,150

The results of Design Manager have been included in the consolidated financial statements since the date of acquisition.

The total purchase consideration is as follows:

Cash paid at closing	$2,513
Shares issued at closing	791
Cash to be paid at second anniversary of closing	640
Shares to be issued at second anniversary of closing	206

$4,150

The cash to be paid and the shares to be issued at the second anniversary after the closing date represents deferred acquisition consideration that secured the sellers’ indemnity obligations for general representations and warranties of the sellers. To the Company’s knowledge, the representations and warranties were accurate as of the acquisition date and no event or condition has occurred that would result in a claim

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

against deferred acquisition consideration. The deferred acquisition consideration included in the purchase price is recorded in other liabilities in the Company’s consolidated balance sheet.

The Company recorded the shares to be issued on the second anniversary of closing at fair value of $206 at the time of the acquisition. The shares to be issued are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of other income (expense), net in the Company’s consolidated statement of operations. Changes in the fair value of the deferred acquisition consideration were immaterial during the year ended December 31, 2019.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives and fair values as of the acquisition date:

	Estimated Useful Life (in Years)	As of May 2, 2019
Customer relationships	15	$1,230
Developed technology	3	300
Trade name and trademarks	10	150

Total identifiable intangible assets acquired		$1,680

Developed technology acquired primarily consists of Design Manager’s software services, which offer subscriptions to customers that are typically used by interior designers. The estimated fair value of the developed technology and customer relationships was determined based on the present value of expected cash flows to be generated by the existing technology and the existing customers. The Company expects to amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives.

4. Revenue Recognition

The following table summarizes the Company’s net revenue by type of service:

Year Ended December 31, 2019
Seller marketplace services	$67,565
Other services	3,002

$70,567

The Company generates revenue primarily from seller marketplace services and other services. Other services primarily consist of advertising revenues generated from displaying ads on the Company’s online marketplace and offering subscriptions to access software typically used by interior designers.

Contract Balances from Contracts with Customers

The following table provides a rollforward of the deferred revenue amounts as follows:

Balance as of January 1, 2019	$353
Billings	606
Revenue recognized	(684)
Deferred revenue from Design Manager acquistion	300

Balance as of December 31, 2019	$575

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company does not disclose the value of remaining performance obligations for (i) contracts with an original contract term of one year or less, and (ii) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation. The Company does not have any remaining performance obligations associated with contracts with terms greater than one year.

5. Accounts Receivable, net

Accounts receivable, net was $525 at December 31, 2019. The Company recorded an allowance for doubtful accounts of $42 as of December 31, 2019.

Changes in the allowance for doubtful accounts for the year ended December 31, 2019, were as follows:

Balance as of January 1, 2019	$50
Provisions charged to operating results	138
Account write-offs	(146)

Balance as of December 31, 2019	$42

6. Other Current Assets

Other current assets as of December 31, 2019 include the following:

December 31, 2019
Lease termination incentive receivable	$1,250
Costs to obtain revenue contracts	448
Other current assets	1,429

$3,127

7. Property and Equipment, net

As of December 31, 2019, property and equipment, net consisted of the following:

December 31, 2019
Internal-use software	$13,783
Leasehold improvements	5,845
Furniture and fixtures	1,107
Computer equipment and software	708
Construction in progress	624

22,067
Less: Accumulated depreciation and amortization	(12,935)

$9,132

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As of December 31, 2019, the net book value of internal-use software was $6,845. Depreciation expense related to the Company’s property and equipment totaled $5,018 for the year ended December 31, 2019, which included amortization expense for internal-use software of $3,517.

8. Goodwill and Intangible Assets

The change in the carrying balance of goodwill for the year ended December 31, 2019 was as follows:

Balance at January 1, 2019	$4,117
Goodwill related to Design Manager acquisition	3,036
Foreign currency translation adjustment	27

Balance at December 31, 2019	$7,180

Intangible Assets, net

Intangible assets subject to amortization consisted of the following as of December 31, 2019:

	December 31, 2019
	Weighted Average Remaining Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.3	$1,230	$55	$1,175
Acquired and developed technology	0.1	6,400	6,166	234
Trade names and associated trademarks	2.0	705	565	140
Other	—	64	64	—

		$8,399	$6,850	$1,549

Total amortization expense for intangible assets was $132 for the year ending December 31, 2019.

As of December 31, 2019, the estimated annual amortization expense for each of the next five years and thereafter is expected to be as follows:

Year Ending December 31,	Estimated Amortization Expense
2020	$197
2021	197
2022	130
2023	97
2024	97
Thereafter	831

$1,549

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Notes Receivable from Related Party

In December 2011, the Company loaned $1,100 to the Company’s CEO, and received a promissory note (the “First Promissory Note”) evidencing such loan, with an annual interest rate of 1.27%, compounded daily and maturing in December 2016. In April 2012, the Company loaned an additional $1,711 to the Company’s CEO, and received an additional promissory note (the “Second Promissory Note”, collectively together the “Notes Receivable from Related Party”) evidencing such loan, with an annual interest rate of 1.08%, compounded daily, maturing in April 2017. The Notes Receivable from Related Party were secured by a pledge of all of the issued and outstanding shares of restricted common stock granted to the CEO.

In February 2016, the Company extended the maturity dates of the Notes Receivable from Related Party, with the First Promissory Note maturing in December 2021 and the Second Promissory Note maturing in April 2022. The Company further amended the notes in May 2018 to fully release all shares of restricted common stock from the promissory note pledge. The Notes Receivable from Related Party balance as of December 31, 2019 was $3,082, including $2,811 of principal and $271 of interest receivable. Payment of all amounts owed to the Company under the Notes Receivable from Related Party is probable based on the CEO’s intent and ability to pay (see Note 23). All unpaid principal and accrued and unpaid interest are due on the First Promissory Note Maturity Date and Second Promissory Note Maturity Date. The borrower may prepay all or any portion of the promissory notes at any time without premium or penalty.

10. Other Assets

Other assets as of December 31, 2019 consisted of the following:

December 31, 2019
Restricted cash	$3,334
Other	322

$3,656

11. Accrued Expenses

Accrued expenses as of December 31, 2019 consisted of the following:

December 31, 2019
Shipping	$2,215
Payroll	1,894
Sales & use tax payable	1,663
Allowance for transaction losses	614
Payment processor fees	573
Allowance for eCommerce returns	295
Other	346

$7,600

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. Other Current Liabilities

Other current liabilities as of December 31, 2019 consisted of the following:

December 31, 2019
Deferred rent	$2,837
Sales and use tax contingencies	1,846
Buyer deposits	478
Exhibitor deposits and termination incentives	864
Acquistion holdback compensation	773
Deferred revenue	508

$7,306

13. Other Liabilities

Other liabilities as of December 31, 2019 consisted of the following:

December 31, 2019
Deferred rent	$2,846
Deferred acquisition consideration	846
Deferred revenue	67
Other	4

$3,763

14. Debt

Credit Agreement

On November 28, 2016, the Company entered into a Loan and Security Agreement with Ally Bank (the “Lender”), which provided a $15,000 term loan (the “Term Loan”) and a $10,000 revolving credit line (the “Revolver” and together with the Term Loan, the “Credit Agreement”), with the Term Loan having a maturity date of November 28, 2019 and the Revolver having a maturity date of November 28, 2018.

On November 28, 2018, the Company entered into an amendment (“Amended Credit Agreement”) with the Lender with the Term Loan having an amended maturity date of November 28, 2020 and the Revolver having an amended maturity date of November 28, 2019. In connection with entering into the Amended Credit Agreement, the payment of the deferred issuance costs of $125 associated with the Credit Agreement was extended to November 28, 2020.

Borrowings under the Term Loan required monthly payments of interest only, followed by a balloon payment of all outstanding principal and accrued and unpaid interest due upon maturity. Subject to terms of the Amended Credit Agreement, the Company could borrow, prepay, and re-borrow amounts under the Revolver at any time prior to maturity. The Company was obligated to pay an unused line fee at a rate equal to 0.5% for the difference between the average daily outstanding principal balance and the Revolver line limit.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Amended Credit Agreement accrued interest at the prime rate plus 2.5% and the interest rate could be no less than 6.0% on annual basis. The prime rate was defined as the variable rate of interest per annum equal to the higher of (i) the rate of interest from time to time published by the Board of Governors of the Federal Reserve System or (ii) the Federal Funds Effective Rate plus 50 basis points.

On February 27, 2019, the Company terminated the Amended Credit Agreement and repaid all amounts due under the Amended Credit Agreement of $15,348, including outstanding principal of $15,000 and $348 of accrued and unpaid fees and interest. The Company recognized aggregate interest expense of $536 under the Amended Credit Agreement, including cash paid for interest associated with the Amended Credit Agreement of $202 and amortization of all remaining debt issuance costs upon repayment of the Amended Credit Agreement of $334, during the year ended December 31, 2019. As of February 27, 2019, the date of repayment of all borrowings under the Amended Credit Agreement, the contractual interest rate applicable to borrowings under the Amended Credit Agreement was 8.0%.

15. Redeemable Convertible Preferred Stock

As of December 31, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 57,771,864 shares of Preferred Stock, par value of $0.01 per share.

Issuance of Redeemable Convertible Preferred Stock

In February and March 2019, the Company authorized the sale of 15,964,843 shares of Series D redeemable convertible preferred stock and issued 15,924,429 shares of Series D redeemable convertible preferred stock to several investors at a price of $5.01 per share, for gross proceeds of $75,863, excluding issuance costs of $3,934.

As of December 31, 2019, redeemable convertible preferred stock consisted of the following:

	December 31, 2019
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	21,662,000	21,662,000	$90,091	$90,117	21,662,000
Series B preferred stock	10,996,181	10,996,181	59,927	59,939	10,996,181
Series C preferred stock	3,182,158	3,182,158	20,126	20,126	3,182,158
Series C-1 preferred stock	5,966,682	5,966,682	33,390	33,430	5,966,682
Series D preferred stock	15,964,843	15,924,429	79,896	83,330	15,924,429

	57,771,864	57,731,450	$283,430	$286,942	57,731,450

The holders of the redeemable convertible preferred stock (Series A, Series B, Series C, Series C-1 and Series D, or collectively the Preferred Stock) have the following rights and preferences:

Voting: The holders of the Preferred Stock are entitled to the number of votes equal to the number of whole shares of the Company’s common stock into which the shares of Preferred Stock held by such holder are convertible on such date. The holders of Preferred Stock shall vote together with the holders of the Company’s common stock, as a single class, on all matters submitted to a vote of stockholders.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Liquidation: In the event of a liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation, the holders of Series D Preferred Stock shall be entitled to receive, before any payment shall be made or declared to the holders of the Series A, B, C, and C-1 preferred stock (collectively, the “Prior Preferred Stock”) or to the holders of common stock, an amount equal to the greater of (A) the Series D Preferred Stock original issue price, plus declared but unpaid dividends on such stock and (B) the amount the holder would receive in such liquidation event if all Series D Preferred Stock was converted into common stock immediately prior thereto, plus declared but unpaid dividends on such stock (the “Series D Preference”). After the full Series D Preference has been paid, and the liquidation preference of the Prior Preferred Stock has been paid, any remaining funds and assets of the Company legally available for distribution to stockholders shall be distributed pro rata among the holders of the common stock (the “Remaining Distribution”).

Conversion: Each share of Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split, or similar recapitalization, at the option of the stockholder, and subject to adjustments in accordance with anti-dilution provisions. In addition, such shares will be converted automatically into shares of the Company’s common stock at the then applicable conversion ratio upon the earlier of (i) the closing of a qualified public offering (“Qualified IPO”) with aggregate gross proceeds to the Company of at least $50.0 million and the price per share paid by the public for such shares not less than $8.31, as appropriately adjusted for stock splits, stock combinations, and stock dividends or (ii) the occurrence of an event specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (in certain cases solely with respect to the Series D Preferred Stock, also requiring a the vote or written consent of the holders of a majority of the then outstanding shares thereof).

Dividends: Dividends are payable if and when declared by the Company’s board of directors. Through December 31, 2019, no cash dividends have been declared or paid.

Redemption: At any time after February 7, 2024 or upon the occurrence of a liquidation or deemed liquidity event, the Preferred Stock is redeemable at the option of the preferred stock holders at a price equal to the applicable original purchase price plus any declared but unpaid dividends plus an additional preference amount equal to 5% annually compounding return on the original issuance price (and in certain cases, the greater of this amount and the fair market value). On January 8, 2021, the Company’s preferred stockholders signed a waiver which amended their redemption rights in the event of the occurrence of a non-qualified IPO in certain circumstances (see Note 23).

16. Common Stock and Common Stock Warrants

As of December 31, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 105,767,092 shares, par value of $0.01 per share, of common stock.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth above. Each share of the Company’s common stock is entitled to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s common stock are entitled to receive dividends as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of Preferred Stock. No cash dividends had been declared or paid during the periods presented.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As of December 31, 2019, the Company had reserved shares of common stock for issuance in connection with the following:

Conversion of outstanding shares of redeemable convertible preferred stock	57,731,450
Options to purchase common stock	10,360,544
Common stock warrants to purchase common stock	132,666
Shares to be issued to former Design Manager stockholders on second anniversary of closing	135,460
Options available for future grant under the 2011 Stock Option and Grant Plan	1,297,335

69,657,455

Common Stock Warrants

On November 20, 2015, the Company issued warrants to an investor for the provision of services pursuant to a consulting services agreement. The warrants provided for the purchase of 132,666 shares of the Company’s common stock at an exercise price of $1.29 per share. The warrants are exercisable over a term of 7 years from the date of grant (subject to earlier expiration upon an IPO and certain other events) and were fully vested upon issuance. As of December 31, 2019, the warrants had not been yet exercised. At the time of issuance, the Company classified the warrants as equity in the Company’s consolidated balance sheet.

17. Stock-based compensation

2011 Option Plan

On September 2, 2011, the Company adopted the 2011 Stock Option and Grant Plan and amended and restated the plan on December 14, 2011 (the “2011 Option Plan”). The 2011 Option Plan provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to its employees, directors, officers, outside advisors, and non-employee consultants. As of December 31, 2019, the Company has reserved 21,091,260 shares of its common stock for issuance to its employees, outside advisors, and non-employee consultants pursuant to the 2011 Option Plan. In February 2019, the Company increased the number of options available for grant under the 2011 Option Plan from 18,595,983 to 21,091,260. Unless otherwise provided, at the time of grant, the options issued to new employees pursuant to the 2011 Option Plan expire ten years from the date of grant and generally vest over four years, with 25% vesting on the first anniversary and the balance vesting ratably over the remaining 36 months. Additional options issued to current employees, current outside advisors, and non-employee consultants pursuant to the 2011 Option Plan expire ten years from the date of grant and generally vest ratably over 48 months. As of December 31, 2019, 1,297,335 shares were available for future grants of the Company’s common stock. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2011 Option Plan.

The 2011 Option Plan is administered by the Company’s board of directors or, at the discretion of the Company’s board of directors, by a committee thereof. The exercise prices, vesting, and other restrictions are determined at the discretion of the Company’s board of directors, or its committee if so delegated. The Company’s board of directors values the Company’s common stock, taking into consideration the most recently available valuation thereof performed by third parties, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock Option Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant-date fair value to the Company’s employees:

Year Ended December 31, 2019
Expected term in years	5.9
Expected stock price volatility	45.3%
Risk-free interest rate	2.1%
Expected dividend yield	—

Stock Options

The following table summarizes the Company’s stock option activity since January 1, 2019:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	8,901,682	$1.30	7.0	$1,722
Granted	2,410,191	1.52
Exercised	259,948	1.32
Cancelled	691,381	1.37

Outstanding as of December 31, 2019	10,360,544	$1.34	6.4	$1,935

Options exercisable as of December 31, 2019	7,104,431	$1.28	5.2	$1,781
Options vested and expected to vest as of December 31, 2019	10,360,544	$1.34	6.4	$1,935

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for all stock options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2019 was $54. The weighted-average grant-date fair value per share of stock options granted during the year ended December 31, 2019 was $0.69.

The total fair value of stock options vested during the year ended December 31, 2019 was $980.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock-Based Compensation

The following table below summarizes the classification of the Company’s stock-based compensation in the consolidated statement of operations:

Year Ended December 31, 2019
Cost of revenue	$35
Sales and marketing	337
Technology development	307
General and administrative	402

$1,081

As of December 31, 2019, total unrecognized compensation expense related to unvested stock options was $1,646, which is expected to be recognized over a weighted-average period of 1.3 years.

18. Income Taxes

Net loss before income taxes for the years ended December 31, 2019 was as follows:

Year Ended December 31, 2019
United States	$(30,218)
Foreign	(44)

$(30,262)

For the year ended December 31, 2019, the income tax benefit consists of the following:

Year Ended December 31, 2019
Current
U.S. Federal	$1
State	13
Foreign	1

Total current expense	15

Deferred tax benefit
U.S. Federal	(364)
State	(60)
Foreign	—

Total deferred tax benefit	(424)

Total income tax benefit	$(409)

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The reconciliation of the U.S. federal statutory rate to the Company’s effective rate is as follows:

Year Ended December 31, 2019
Income tax benefit using U.S. federal statutory rate	21.0%
State income taxes, net of federal benefit	0.3
Nondeductible expenses	(2.3)
Research credits	1.2
Foreign rate differential	(0.0)
Change in the valuation allowance	(18.8)

Income tax benefit, net	1.4%

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The significant components of the Company’s deferred income tax assets and liabilities at December 31, 2019 were comprised of the following:

December 31, 2019
Deferred tax assets
Net operating losses	$25,576
Research credits	2,882
Property and equipment	2,465
Other	3,360

Total deferred tax assets	34,283
Valuation allowance	(30,235)

Net deferred tax assets	$4,048

Deferred tax liabilities
Intangible assets and goodwill	$(281)
Capitalized internal-use software	(3,465)
Other	(302)

Total deferred tax liabilities	(4,048)

Net deferred tax liabilities	$—

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company considered the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the benefits of these deductible differences will not be fully realizable at December 31, 2019. Accordingly, the Company has applied a valuation allowance against its net deferred tax assets. The net change in the total valuation allowance for the year ended December 31, 2019 was an increase of approximately $6,276, primarily as a result of the generation of additional net operating losses.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The activity in the Company’s deferred tax asset valuation allowance for the year ended December 31, 2019, was as follows:

Year Ended December 31, 2019
Valuation allowance at beginning of year	$23,959
Increases recorded to income tax provision	6,276

Valuation allowance at end of year	$30,235

At December 31, 2019, the Company had approximately $93,088 and $101,116 of federal and state net operating loss (“NOL”) carryforwards, respectively. Approximately $57,549 of the federal NOL and $81,837 of the state NOL was generated prior to the 2018 tax year. As a result, these net operating loss carryforwards will expire, if not utilized, between 2031 and 2037 for federal and state income tax purposes. As a result of the Tax Cuts and Jobs Act, federal NOLs generated in tax years ending after December 31, 2017 are limited to a deduction of 80% of the taxpayer’s taxable income. Furthermore, the post 2017 NOLs are subject to an indefinite carryforward period; therefore, $35,539 of federal NOL generated after 2017 may be carried forward indefinitely. As it pertains to the approximately $19,279 of state NOLs generated after 2017, not all states have conformed to the Act; therefore, the NOL expiration will vary based the state. The Company also has federal and state tax credits of $3,835 and $8, which begin to expire in 2031.

The utilization of NOLs and tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“IRC”), a corporation that undergoes an ownership change may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company has completed a formal study through December 31, 2019 to determine if any ownership changes within the meaning of IRC Section 382 and 383 have occurred. As a result of the study, it was determined the Company experienced an ownership change on July 28, 2015; however, the limitation from the ownership change will not result in any of the NOLs or tax credits expiring unutilized.

The Company assesses foreign investment levels periodically to determine if all or a portion of the Company’s investments in its foreign subsidiary are indefinitely invested. The Company is permanently reinvested in its foreign subsidiary. Any required adjustment to the income tax provision would be reflected in the period that the Company changes this assessment.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which it operates or does business in. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740-10 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

As of December 31, 2019, the Company had liabilities for uncertain tax positions of $961, which, if recognized, would not impact the Company’s tax provision and effective income tax rate due to a full valuation allowance. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2019, the Company had not accrued interest or penalties related to uncertain tax positions. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Year Ended December 31, 2019
Gross tax contingencies as of beginning of year	$842
Increases in gross tax contingencies	119

Gross tax contingencies as of end of year	$961

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company’s federal and state tax returns for the tax year ending December 31, 2012 and forward generally remain subject to examination from the Internal Revenue Service and state tax authorities. However, the federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statutes of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statutes of limitations. Therefore, the Company’s tax years generally remain open to examination for all federal and state income tax matters until its net operating loss carryforwards are utilized and the respective statutes of limitations have lapsed. The returns in U.S. and state jurisdictions have varying statutes of limitations.

The Company’s income tax returns for December 31, 2014 through December 31, 2019 for their foreign subsidiary remain subject to examination by tax authorities in the United Kingdom.

19. Net Loss Per Share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019:

Year Ended December 31, 2019
Numerator:
Net loss	$(29,853)
Accretion of redeemable convertible preferred stock to redemption value	(13,744)

Net loss attributable to common stockholders	$(43,597)

Denominator:
Weighted average common shares outstanding—basic and diluted	26,425,026

Net loss per share attributable to common stockholders—basic and diluted	$(1.65)

The Company’s potentially dilutive securities, which include outstanding stock options, redeemable convertible preferred stock, and warrants to purchase shares of common stock have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

Year Ended December 31, 2019
Options to purchase common stock	10,360,544
Common stock warrants to purchase common stock	132,666
Redeemable convertible preferred stock (as converted to common stock)	57,731,450

68,224,660

20. Commitments and Contingencies

Lease Commitments

The Company leases office space for its headquarters in New York, New York under a non-cancellable operating lease expiring in 2029. This operating lease was signed in 2013, lease commencement started in 2014, and rent commencement started in 2015. The Company also leases offices in Pennsylvania, Colorado, and the United Kingdom. The leases require, among other things, the payment of minimum annual rentals and a portion of the real estate taxes and insurance, maintenance and other operating expenses related to the properties. The Company recognizes rent expense on a straight-line basis over the lease period.

In 2018, the Company signed a non-cancellable operating lease for space to establish a 1stDibs gallery in New York, New York. The lease and rent commencement both started during 2018, and the lease was scheduled to expire in 2022. In December 2019, the Company entered into a Surrender Agreement with the landlord to terminate the lease early in March 2020. As consideration for the early termination of this lease, the Company received a payment of $1,250 in December 2019, and a second payment of $1,250 to be paid after the surrender of the premises back to the landlord. The receivable for the second payment is recorded in other current assets in the Company’s consolidated balance sheet. The $2,500 lease incentive was accounted for as a reduction in rent expense over the remaining lease term.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. Rent expense, including associated common area maintenance charges, was $5,244 for the year ended December 31, 2019.

As of December 31, 2019, future minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,
2020	$3,890
2021	3,755
2022	3,755
2023	3,755
2024	3,791
Thereafter	19,841

$38,787

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Legal Proceedings

The Company is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to its business, including those related to regulation, litigation, business transactions, employee-related matters, and taxes, among others. When the Company becomes aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs to the point in the legal matter where the Company believes a conclusion to the matter will be reached. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the claim if the likelihood of a potential loss is reasonably possible. The Company does not believe that it is a party to any pending legal proceedings that are likely to have a material adverse effect on its business, financial condition or results of operations for the year ended December 31, 2019.

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications.

Sales and Use Taxes

On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote marketplace sellers to collect and remit sales tax in South Dakota in accordance with South Dakota’s sales tax statute. Under the U.S. Supreme Court’s ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote marketplace sellers to collect sales tax under certain circumstances. Additionally, certain states have extended these requirements to marketplace facilitators like 1stDibs.

The Company began collecting sales tax in relevant jurisdictions in 2019. The Company recognized liabilities for contingencies related to state sales and use tax deemed probable and estimable totaling $1,846 as of December 31, 2019, which are included in other current liabilities in the Company’s consolidated balance sheet.

21. Related Party Transactions

Design Manager

Two of the selling stockholders of Design Manager, who remain employees of the Company, also own a separate entity, which owns the office space that Design Manager leases. The Company has a month-to-month lease agreement with the selling stockholders and the rental expense recorded for the year ended December 31, 2019 in connection with this lease space was $56.

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Notes Receivable from Related Party

The Notes Receivable from Related Party represent two promissory notes with the Company’s CEO, with the First Promissory Note maturing in December 2021 and the Second Promissory Note maturing in April 2022 (see Note 9). The Notes Receivable from Related Party were fully repaid in December 2020 (see Note 23).

Investor Warrants

On November 20, 2015, the Company entered into a consulting services agreement with Alibaba Investment Limited (“Alibaba”). Alibaba is an investor in 1stDibs. The Company issued Alibaba warrants to purchase 132,666 shares of common stock at an exercise price of $1.29 per share. The warrants are exercisable over a term of 7 years from the date of grant (subject to earlier expiration upon an IPO and certain other circumstances) and were fully vested upon issuance. As of December 31, 2019, the warrants have not been exercised (see Note 16).

22. 401(K) Savings Plans

The Company established defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. These contributions to date have been immaterial.

23. Subsequent Events

For its consolidated financial statements, the Company has performed an evaluation of subsequent events through February 12, 2021, which is the date the consolidated financial statements were issued.

In December 2020, the Notes Receivable from Related Party with a balance of $3,112 at the date of repayment were paid in full, including $2,811 of principal and $301 of interest receivable, by the Company’s CEO.

In January 2021, the Company’s preferred stockholders executed an Agreement and Waiver of Preferred Stockholders, which waived redemption rights for their preferred stock in connection with a non-qualified IPO event during the effective period. A non-qualified IPO is an IPO that does not result in: (i) aggregate gross proceeds to the Company of at least $50.0 million and (ii) price per share paid by the public of an amount greater than or equal to $8.31, as appropriately adjusted for stock splits, stock combinations, and stock dividends. The waiver is effective from the date the Company files with or confidentially submits to the United States Securities and Exchange Commission a registration statement on Form S-1 relating to a contemplated IPO, through June 30, 2022, or the earliest to occur of one of several termination events as defined, including the Company’s completion of an IPO.

In February 2021, the Company’s board of directors approved an increase of 7,000,000 shares of common stock to be available for future issuance under the 2011 Option Plan, subject to stockholder approval.

Impact of Covid-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the outbreak of a novel coronavirus (“COVID-19”) as a global pandemic, which continues to spread throughout the United States and around the world. As a result of the ongoing COVID-19 pandemic, U.S. federal, state, local, and foreign governments have placed restrictions on physical movement, travel, and certain other activities. The uncertainty

1STDIBS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

around the COVID-19 pandemic in the United States and worldwide will likely continue to adversely impact the national and global economy. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus.

In response to COVID-19, President Donald Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) on March 27, 2020. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. This legislation was enacted before the date of filing these financial statements, and the effective date is subsequent to December 31, 2019.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Common Stock

PROSPECTUS

BofA Securities

Barclays

Allen & Company LLC

Evercore ISI

William Blair

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by 1stdibs.com, Inc. (the “Registrant”), in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the FINRA filing fee and the                  listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated bylaws will provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. The Registrant’s amended and restated bylaws will become effective upon completion of this offering.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption or repurchase of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation will include such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit, or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock repurchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the Registrant has entered into indemnification agreements with each of its directors and officers that require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. Under these agreements, the Registrant is not required to provide indemnification for certain matters. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant intends to enter into an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers, and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2018:

(1)

From January 1, 2018 to December 31, 2020, we granted stock options to purchase an aggregate of 5,615,716 shares of common stock at exercise prices ranging from $1.37 to $1.66 per share to a total of 425 employees, consultants and directors under the 2011 Plan. Of these options, through December 31, 2020, options to purchase 303,201 shares have been exercised for cash consideration in the aggregate amount of $427,594, options to purchase 1,033,216 shares have been cancelled without being exercised and options to purchase 4,279,299 shares remain outstanding; and

(2)

From February 2019 through March 2019, we issued and sold an aggregate of 15,166,599 shares of our Series D redeemable convertible preferred stock to six accredited investors at a purchase price of $5.011010 per share, for aggregate cash consideration of approximately $76.0 million. We also issued 757,830 shares of our Series D redeemable convertible preferred stock with an aggregate value of $3.8 million ($5.011010 per share) to the placement agent in lieu of cash payment for issuance costs in connection with the financing.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the Registrant’s equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraph (2) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an institutional accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1#	Form of Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation as amended and as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering.

3.3	Bylaws, as amended and as currently in effect.

3.4	Form of Amended and Restated Bylaws, to be effective upon completion of this offering.

4.1#	Specimen Common Stock Certificate of the Registrant.

5.1#	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Indenture of Lease Agreement by and between the Registrant and JSM Associates I LLC, dated as of October 8, 2013.

10.2	Sixth Amended and Restated Registration Agreement, dated as of February 7, 2019, by and among the Registrant, the Persons listed on the Schedule of Investors attached thereto, David S. Rosenblatt, and the Persons listed on the Schedule of Other Stockholders attached thereto.

10.3	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.4+	2011 Stock Option and Grant Plan, as amended, and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice.

10.5+	2021 Stock Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise, Stock Option Grant Notice, Restricted Stock Unit Agreement, and Restricted Stock Agreement thereunder.

10.6+	2021 Employee Stock Purchase Plan.

10.7+	Offer Letter from the Registrant to David S. Rosenblatt, dated February 5, 2021.

10.8+	Offer Letter from the Registrant to Tu Nguyen, dated February 5, 2021.

10.9+	Offer Letter from the Registrant to Ross A. Paul, dated February 5, 2021.

10.10+	Form of Executive Bonus Plan.

10.11+	1stdibs.com, Inc. Executive Severance Plan.

23.1#	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.

23.2#	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (see signature page hereto).

#	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York, on                 , 2021.

1STDIBS.COM, INC.

David S. Rosenblatt Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David S. Rosenblatt and Tu Nguyen, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
David S. Rosenblatt	(Principal Executive Officer)	, 2021

	Chief Financial Officer	, 2021
Tu Nguyen	(Principal Financial and Accounting Officer)

	Director	, 2021
Matthew R. Cohler

	Director	, 2021
Todd A. Dagres

	Director	, 2021
Deven J. Parekh